HBOS plc

RECEIVED

2009 MAR -9 A 11:20

7 January 2009

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

Your Ref: 82/5222

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Exemption

SUPPL

Dear Sir

<u>HBOS plc filings pursuant to Rule 12g3-2(b)</u>

I note below documents either sent to shareholders or made available to the public during the period **01 December 2008 to 31 December 2008.** Pursuant to an application made under Rule 12g3-2(f), copies of announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com.

Announcements made to the London Stock Exchange:-

2008.12.01	Rule 8.3 – Centrica plc
2008.12.01	Director/PDMR Shareholding
2008.12.02	Rule 8.1 – HBOS plc
2008.12.02	Rule 8.1 – HBOS plc
2008.12.04	Publication of Final Terms
2008.12.04	Halifax House Price Index - November
2008.12.04	Publication of Final Terms
2008.12.05	Modification to Preference Scheme
2008.12.05	Rule 8.3 – Centrica plc
2008.12.08	Rule 8.1 – HBOS plc
2008.12.08	Rule 8.3 – Inspired Gaming Group plc
2008.12.08	Rule 8.3 – Imperial Energy Corporation plc
2008.12.08	Rule 8.3 – Centrica plc
2008.12.08	Rule 8.3 – British Airways plc
2008.12.09	Rule 8.1 – HBOS plc
2008.12.09	Rule 8.1 – Lloyds TSB Group plc
2008.12.09	Rule 8.1 – Lloyds TSB Group plc - REPLACEMENT
2008.12.09	Rule 8.3 – Centrica plc
2008.12.09	Rule 8.3 – Imperial Energy Corporation plc
2008.12.09	Rule 8.3 – British Airways plc
2008.12.10	Rule 8.1 – Lloyds TSB Group plc
2008.12.10	Rule 8.3 – Imperial Energy Corporation plc
2008.12.11	Additional Listing12

09045550

PROCESSED

MAR 12 2009

THOMSON REUTERS

dlw 3/10

2008.12.12	Trading Update
2008.12.12	Rule 8.1 – HBOS plc
2008.12.12	Preliminary Results of Shareholder Meetings
2008.12.12	Rule 8.3 – Centrica plc
2008.12.12	Publication of Final Terms
2008.12.12	Result of Preference Shareholder Meetings
2008.12.12	Results of HBOS Shareholder Meetings
2008.12.12	Commencement of Open Offer
2008.12.15	Rule 8.1 – HBOS plc
2008.12.16	Intended Cancellation of Listing of Pref. Shares
2008.12.17	Rule 8.3 – Centrica plc
2008.12.17	Rule 8.3 – Centrica plc Replacement
2008.12.18	Publication of Supplementary Prospectus
2008.12.18	Rule 8.1 – HBOS plc
2008.12.19	Rule 8.1 – Lloyds TSB Group plc
2008.12.19	Rule 8.1 – HBOS plc
2008.12.19	Rule 8.3 – Centrica plc
2008.12.22	Rule 8.3 – RED Media Group plc
2008.12.23	Rule 8.1 – Lloyds TSB Group plc
2008.12.24	Rule 8.1 – Lloyds TSB Group plc
2008.12.29	Rule 8.1 – Lloyds TSB Group plc
2008.12.31	Director/PDMR Shareholding
2008.12.31	Total Voting Rights
2008.12.31	Rule 8.1 – HBOS plc

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of 2 shares registered on 26.11.2008

Forms 123

Notice of increase in nominal capital dated 12th December 2008

Other Documents

- The companies Act 2006 – Company Limited by Shares – Ordinary and Special Resolutions of HBOS plc passed on 12 December 2008
- Revised New Articles of Association

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Assistant Company Secretary

Companies House
— for the record —

Please complete in typescript, or in bold black capitals
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares)

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	26	11	2008			

Class of shares (ordinary or preference etc)	6.3673% fixed to floating rate non cumulative preference		
Number allotted	2		
Nominal value of each share	£1 00		
Amount (if any) paid or due on each share (including any share premium)	£1,000 00		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract	

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Fleetside Legal Representative Services Limited Address One Bishops Square London UK Postcode E1 6AD	Class of shares allotted	Number allotted 1
Name(s) Allen & Overy Service Company Limited Address One Bishops Square London UK Postcode E1 6AD	Class of shares allotted	Number allotted 1
Name(s) HBOS plc Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17/12/08

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you *do, it will help Companies* House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Company number
SC218813

THE COMPANIES ACT 2006

COMPANY LIMITED BY SHARES

ORDINARY AND SPECIAL RESOLUTIONS

OF

HBOS PLC

(the Company)

(passed on 12 December 2008)

At a general meeting of the Company duly convened and held at The NEC Birmingham B40 1NT on 12 December 2008, the following resolutions were duly passed, of which resolution 1 was passed as an ordinary resolution of the Company and resolutions 2 to 13 were passed as special resolutions of the Company:

Ordinary Resolution

1. APPROVAL OF RULE 9 WAIVER

THAT, subject to and conditional on the Placing and the Open Offer (each as defined in the circular to the Company's shareholders dated 14 November 2008 of which the notice of general meeting forms part (the **Circular**)) becoming unconditional, the waiver granted by the Panel on Takeovers and Mergers of any obligation which might otherwise arise for The Commissioners of Her Majesty's Treasury or their nominee (HM Treasury) to make a general cash offer to the remaining ordinary shareholders of the Company for all the issued ordinary shares in the capital of the Company held by them pursuant to Rule 9 of the City Code on Takeovers and Mergers, following completion of the Placing and the Open Offer, be and is hereby approved.

Special Resolutions

2. APPROVAL OF CAPITAL RAISING

THAT, subject to and conditional on resolution 3 set out in the notice of general meeting being passed:

(a) the authorised share capital of the Company be increased from £5,410,000,000, A3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 to £7,288,000,000, A3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 by the creation of:

   (i) 7,500,000,000 new ordinary shares of 25 pence each; and

   (ii) 3,000,000 new preference shares of £1 each;

(b) (i) pursuant to Section 80 of the *Companies Act 1985, the directors of the Company* (the Directors) be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Companies Act 1985) up to an aggregate nominal amount of:

      (A) £1,875,000,000 in respect of ordinary shares of 25 pence each in connection with the Placing and Open Offer; and

(B) £3,000,000 in respect of preference shares of £1 each;

(ii) the authority given by this section (b) of this resolution shall expire on 30 June 2009, and is in addition to and without prejudice to any other authorities under section 80 of the Companies Act 1985 to allot relevant securities of the Company previously granted and in force, or to be granted, on the date on which this resolution is passed. (For the avoidance of doubt the authority given by this section (b) of this resolution 2 will not invalidate, and will not be invalidated by, any authority given by any other section of this resolution or by resolution 3, 4 or 5 below); and

(iii) during the period stipulated in (ii) above, the Directors can make offers and enter into agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(c) the terms of the Capital Raising (as described and defined in the Circular) be and are hereby approved and the Directors be and are hereby directed to implement the Capital Raising on the basis described in the Circular and generally and unconditionally authorised to exercise all the powers of the Company to the extent the Directors determine necessary to implement the Capital Raising.

3. ORDINARY SHARE SCHEME OF ARRANGEMENT

THAT, subject to and conditional on the passing of the resolution to be proposed at the Court Meeting (as defined in the scheme of arrangement referred to below) and resolution 2:

(a) for the purposes of giving effect to the scheme of arrangement dated 14 November 2008 proposed to be made between the Company and Scheme Shareholders (as defined in the said scheme) in its original form or subject to any modification, addition or condition (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition (as defined in the said scheme) to Scheme Shareholders (as determined by Morgan Stanley & Co Limited, Dresdner Kleinwort Limited, Merrill Lynch International, UBS Limited and the board of directors of the Company)) agreed by the Company and Lloyds TSB Group plc (**Lloyds TSB**) which the Court may think fit to approve or impose (the **Scheme**):

(i) upon delivery of a certified copy of the Court order sanctioning the Scheme to the Registrar of Companies in Scotland each of the Scheme Shares (as defined in the Scheme) be reclassified as an A ordinary share of 25 pence in the capital of the Company (**A Ordinary Share**) or a B ordinary share of 25 pence in the capital of the Company (**B Ordinary Share**), on the following basis:

(A) each Scheme Share which is held by (or by a nominee on behalf of) any of the Restricted Entities (as defined in the Scheme) shall be reclassified as a B Ordinary Share; and

(B) each other Scheme Share shall be reclassified as an A Ordinary Share;

(ii) with effect from the reclassification referred to in paragraph (i) above, the articles of association of the Company shall be amended by the deletion in its entirety of the existing Article 3.1 and its replacement with the following new Article 3.1:

"3.1 Authorised share capital

Words and expressions defined in the circular to the shareholders of the Company dated 14 November 2008 shall have the same meaning in this Article 3.1, save where the context requires otherwise.

3.1.1 The authorised share capital of the Company is £7,288,000,000, A3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 divided into Ordinary Shares of 25 pence each, A ordinary shares of 25 pence each (**A Ordinary Shares**) and B ordinary shares of 25 pence each (**B Ordinary Shares**), 375,000,000 91/4% non-cumulative irredeemable preference shares of £1 each, 125,000,000 93/4% non-cumulative irredeemable preference shares of £1 each, 2,596,834,398 preference shares of £1 each, 200,000,000 61/8% non-cumulative redeemable preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares class "A" of £10 each, 150,000 7.754% non-cumulative perpetual preference shares class "B" of £10 each, 750,000 6.0884% non-cumulative preference shares of £1 each, 198,065,600 6.475% non cumulative preference shares of £1 each, 350,002 6.3673% fixed-to-floating rate non-cumulative preference shares of £1 each, 3,000,000,000 preference shares of A1 each, 4,997,750,000 preference shares of US$1 each, 750,000 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each, 750,000 5.92% non-cumulative callable fixed-to-floating rate Series 'B' preference shares of US$1 each, 750,000 6.657% non-cumulative callable preference shares of US$1 each, 1,000,000,000 preference shares of AUS$1 each, 1,000,000,000 preference shares of CAN$1 each, 400,000,000 preference shares of 250YEN each, 3,000,000 12% fixed-to-floating callable non-cumulative preference shares of £1 each (any of which preference shares may be reclassified into A preference shares (**A Preference Shares**) and B preference shares (B **Preference Shares**) as a result of implementation of the HBOS Preference Share Scheme) and one deferred share of 25 pence (the **Deferred Share**).

3.1.2 The A Ordinary Shares and the B Ordinary Shares shall rank *pari passu* as if they were the same class of share in all respects and the rights attaching to such shares shall be identical, save to the extent set out in paragraphs (a) and (b) below:

(a) the rights of the holders of A Ordinary Shares in respect of consideration for the cancellation of such shares under the Scheme shall be satisfied by the issue to such holders of the number of New Lloyds TSB Shares to which they shall be entitled in accordance with the Scheme; and

(b) the rights of the holders of B Ordinary Shares in respect of the consideration for the cancellation of such shares under the Scheme shall be satisfied by the payment to such holders of the amount of cash consideration to which they shall be entitled in accordance with the Scheme.";

(b) contingently upon the reclassification referred to in paragraph (a)(i) above taking effect and the requisite entries having been made in the register of members of the Company, the share capital of the Company be reduced by cancelling and extinguishing A Ordinary Shares and B Ordinary Shares;

(c) forthwith and contingently upon the reduction of capital referred to in paragraph (b) above taking effect, the share capital of the Company be increased to its former amount by the creation of such

number of new ordinary shares of 25 pence each in the capital of the Company (the **New Ordinary Shares**) as is equal to the aggregate number of A Ordinary Shares and B Ordinary Shares cancelled pursuant to paragraph (b) above;

(d) forthwith and contingently upon the reduction of capital referred to in paragraph (b) above taking effect:

(i) the reserve arising in the books of account of the Company as a result of the said reduction of capital be capitalised and applied by the Company in paying up in full at par all of the New Ordinary Shares created pursuant to paragraph (c) above, which shall be allotted and issued, credited as fully paid up, to Lloyds TSB or its nominee, in accordance with the Scheme;

(ii) the directors of the Company be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985) in the form of the New Ordinary Shares, provided always that (A) this authority shall expire on the fifth anniversary of the date of this resolution; (B) the maximum nominal amount of shares which may be allotted hereunder shall be the aggregate nominal amount of the New Ordinary Shares created pursuant to paragraph (c) above of this resolution; and (C) this authority shall be without prejudice to any other authority under the said section 80 previously granted and in force, or to be granted, on the date on which this resolution is passed; and

provided that, if the reduction of capital referred to in paragraph (b) above does not become effective within ten business days of the Reorganisation Record Time (as defined in the Scheme) or such earlier date as the Company and Lloyds TSB may agree and the Company may announce through a Regulatory Information Service (as defined in the Listing Rules of the UK Listing Authority), the reclassifications effected by paragraph (a)(i) above shall be reversed and the A Ordinary Shares and B Ordinary Shares shall revert to ordinary shares of 25 pence each in the capital of the Company, and the new Article 3.1 adopted and included in the articles of association of the Company pursuant to paragraph (a)(ii) above shall be amended accordingly;

(e) forthwith upon the passing of this resolution, the Articles shall be amended by the adoption and inclusion of the following new Article 168:

"168. Ordinary Scheme of Arrangement

168.1 In this Article 168.1, references to the "Scheme" are to the scheme of arrangement under sections 895 to 899 of the Companies Act 2006 between the Company and the Scheme Shareholders dated 14 November 2008, as it may be modified or amended (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition to the Scheme Shareholders (as determined by Morgan Stanley & Co. Limited, Dresdner Kleinwort Limited, Merrill Lynch International, UBS Limited and the board of directors of the Company)) as agreed by the Company and Lloyds TSB and which the Court may think fit to approve or impose, and (save as defined in this Article) terms defined in the Scheme shall have the same meanings in this Article.

168.2 Notwithstanding any other provision of these Articles, if the Company issues any HBOS Shares on or after the adoption of this Article and prior to the Scheme Record Time, such shares shall be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes of the Scheme, and the original or any subsequent holder or holders of such HBOS Shares shall be bound by the Scheme accordingly, provided that any HBOS

Shares issued (other than as aforesaid) after the Reorganisation Record Time shall be issued as A Ordinary Shares.

168.3 Subject to and with effect from the Effective Date, if following the Scheme Record Time any HBOS Shares are issued to any person or persons (each a New Member in this Article 168) other than any member of the Lloyds TSB Group or its nominee or nominees, such HBOS Shares will be allotted and issued on terms that they must be immediately transferred to Lloyds TSB or to its nominee or nominees in consideration for the issue or transfer by Lloyds TSB to the New Member of such number of Lloyds TSB Shares (credited as fully paid) as that New Member would have been entitled to had each HBOS Share transferred hereunder been an A Ordinary Share but not, for the avoidance of doubt, any dividends or other distribution payable, or return of capital made, by reference to a record time preceding the date of transfer that the New Member would have been entitled to had each HBOS Share transferred hereunder been an A Ordinary Share, subject to Article 168.4 below.

168.4 The number of New Lloyds TSB Shares to be issued and delivered to the New Member under Article 168.3 above may be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or Lloyds TSB carried out on or after the Effective Date and the determination by the auditors of the Company, in the absence of manifest error, shall be final and binding on all concerned.

168.5 To give effect to any such transfer required by this Article 168, the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of Lloyds TSB or its nominee or nominees and to agree for and on behalf of the New Member to become a member of Lloyds TSB. Pending the registration of Lloyds TSB as the holder of any HBOS Share to be transferred pursuant to this Article 168, Lloyds TSB shall be empowered to appoint a person nominated by the directors of Lloyds TSB to act as attorney on behalf of the New Member in accordance with such directions as Lloyds TSB may give in relation to any dealings with or disposal of such HBOS Share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holders of such HBOS Share shall exercise all rights attaching thereto in accordance with such directions but not otherwise.

168.6 The issue and allotment of any Lloyds TSB Shares in respect of any HBOS Shares transferred pursuant to this Article 168 shall be made within 14 days of the date of transfer of HBOS Shares. The Lloyds TSB Shares to be issued and allotted pursuant to this Article 168 shall be issued in certificated or uncertificated form as Lloyds TSB may determine in its absolute discretion. In the case of Lloyds TSB Shares issued in certificated form Lloyds TSB shall, not less than 28 days after the date of transfer of the HBOS Shares in respect of which the Lloyds TSB Shares are issued, send without charge to such New Member or his nominee a certificate for the Lloyds TSB Shares so issued by ordinary post at the risk of the New Member concerned";

(f) forthwith upon the passing of this resolution:

(i) one authorised but unissued ordinary share of the Company be reclassified as a deferred share of 25 pence (the Deferred Share), such Deferred Share to have all the rights of an Ordinary Share as set out in the Articles, as amended pursuant to paragraph (ii) below;

(ii) the articles of association of the Company be altered by the adoption and inclusion of the following new Article 169:

"169. The Deferred Share so designated by special resolution of the Company passed on the same date as the date of adoption of this Article shall have all the rights of an Ordinary Share, save that:

(A) the holder of the Deferred Share shall not be entitled to receive a dividend nor to have any other right of participation in the profits of the Company;

(B) the holder of the Deferred Share shall have no right to attend or vote at any general meeting of the Company; and

(C) on a return of capital on the winding up of the Company or otherwise, the holder of the Deferred Share shall be entitled, subject to the payment to the holders of all other classes of shares of the amount paid up on such shares, to a repayment of the capital paid up on the Deferred Share, but shall have no further rights of participation in the assets of the Company.";

(iii) the directors be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the Deferred Share provided that (A) this authority shall expire on the fifth anniversary of the date of this resolution and (B) this authority shall be without prejudice to any other authority under the said section 80 previously granted and in force, or to be granted, on the date on which this resolution is passed; and

(iv) pursuant to and during the period of the authority conferred by subparagraph (iii), the Directors be empowered to allot the said Deferred Share wholly for cash as if section 89(1) of the Companies Act 1985 did not apply to any such allotment.

4. PREFERENCE SCHEME OF ARRANGEMENT

THAT, subject to and conditional on resolution 3 set out in the notice of general meeting being passed and becoming unconditional:

(a) for the purposes of giving effect to the scheme of arrangement dated 14 November 2008 proposed to be made between the Company and the holders of (i) the 91/4% non-cumulative irredeemable preference share of £1 each (**HBOS 91/4% Preference Shares**); (ii) the 93/4% non-cumulative irredeemable preference share of £1 each (**HBOS 93/4% Preference Shares**); (iii) the 6.0884% non-cumulative preference share of £1 each (**HBOS 6.0884% Preference Shares**); (iv) the 6.475% non-cumulative preference share of £1 each (**HBOS 6.475% Preference Shares**); (v) the 6.3673% fixed-to-floating non-cumulative preference share of £1 each (**HBOS 6.3673% Preference Shares**); (vi) the 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference share of US$1 each (**HBOS 6.413% Preference Shares**); (vi) the 5.92% non-cumulative callable fixed-to-floating rate series 'B' preference share of US$1 each (**HBOS 5.92% Preference Shares**); (viii) the 6.657% non-cumulative callable preference share of US$1 each (**HBOS 6.657% Preference Shares**); and (ix) the 12% fixed-to-floating non-cumulative callable preference shares of £1 each (the **HBOS 12% Preference Shares**) in its original form or subject to any modification or addition which represents an improvement in the value and/or terms to the relevant shareholders agreed by the Company and Lloyds TSB which the Court may think fit to approve or impose (the **Preference Scheme**):

(i) upon delivery of a certified copy of the Court order sanctioning the Preference Scheme to the Registrar of Companies in Scotland, if an interest in any Preference Scheme Shares (as defined in paragraph (b) below) of any one or more particular class (each a **Reclassified Class**) is held by a Restricted Entity (as defined in the Preference Scheme) each of the Preference Scheme Shares of each Reclassified Class shall be reclassified as an A Preference Share (as defined in the Preference Scheme) or a B Preference Share (as defined in the Preference Scheme), of that Reclassified Class, as the case may be, on the following basis:

(A) each Preference Scheme Share of any Reclassified Class in respect of which an interest is held by a Restricted Entity shall be reclassified as a B Preference Share of the relevant Reclassified Class; and

(B) each other Preference Scheme Share of the relevant Reclassified Class shall be reclassified as an A Preference Share of that Reclassified Class;

(ii) with effect from any reclassification referred to in paragraph (i) above, the articles of association of the Company shall be amended by the addition of the following new Article 3.3:

"3.3 A Preference Shares and B Preference Shares

Words and expressions defined in the circular to the preference shareholders of the Company dated 14 November 2008 shall have the same meaning in this Article 3.3, save where the context requires otherwise. The A Preference Shares of any Reclassified Class and the B Preference Shares of such Reclassified Class shall rank *pari passu* as if they were the same class of share in all respects and the rights attaching to such shares shall be identical and shall be the same as the rights attaching to such shares before they were reclassified as A Preference Shares or B Preference Shares, save to the extent set out in paragraphs (a) and (b) below:

(a) the rights of the holders of A Preference Shares of any Reclassified Class in respect of consideration for the cancellation of such shares under the Preference Scheme shall be satisfied by the issue to such holders of the number and class of New Lloyds TSB Preference Shares to which they shall be entitled in accordance with the Preference Scheme; and

(b) the rights of the holders of B Preference Shares of any Reclassified Class in respect of the consideration for the cancellation of such shares under the Preference Scheme shall be satisfied by the payment to such holders of such amount of cash as such holders shall be entitled to receive in accordance with the Preference Scheme.";

(b) the preference shares (including, where applicable, any A Preference Shares or B Preference Shares) that are to be cancelled pursuant to the reductions of capital set out in resolutions 5 to 13 set out in the notice of general meeting be referred to as the **Preference Scheme Shares** (provided that if a resolution relating to the cancellation of a particular class of preference share is not passed or the holders of such class of shares do not approve the Preference Scheme by the requisite majority at an appropriate meeting of such holders, that class of preference share shall not be reclassified or cancelled nor shall such classes of preference shares be deemed to be Preference Scheme Shares and references to Preference Scheme Shares shall be interpreted accordingly);

(c) forthwith and contingently upon the reductions of capital in respect of the Preference Scheme Shares taking effect, the share capital of the Company be increased to its former amount by the creation of such number of new preference shares in the capital of the Company (the **New Preference Shares**) as is equal to the number of Preference Scheme Shares in the different classes cancelled pursuant to resolutions 5 to 13 set out in the notice of general meeting and having the same rights (as amended by this resolution) as the Preference Scheme Shares in the different classes so cancelled;

(d) forthwith and contingently upon the reduction of capital in respect of the Preference Scheme Shares taking effect;

(i) the reserve arising in the books of account of the Company as a result of the said reductions of capital be capitalised and applied by the Company in paying up in full at par all of the New Preference Shares created pursuant to paragraph (c) above, which shall be issued, credited as fully paid up and treated as having the same share premium as that of the corresponding Preference Scheme Shares, to Lloyds TSB (or its nominees) in accordance with the Preference Scheme; and

(ii) the directors of the Company be and they are hereby generally and unconditionally authorised pursuant to and in accordance with section 80 of the Company Act 1985 to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985) in the form of the New Preference Shares, provided always that (A) this authority shall expire on the fifth anniversary of the date of this resolution; (B) the maximum nominal amount of shares which may be allotted hereunder shall be the aggregate nominal amount of the New Preference Shares created pursuant to paragraph (d) above of this resolution; and (C) this authority shall be without prejudice to any other authority under the said section 80 previously granted and in force, or to be granted, on the date on which this resolution is passed; and

(e) forthwith upon the passing of this resolution, the Articles shall be amended by the adoption and inclusion of the following new Article 170:

"170. Preference Scheme of Arrangement

170.1 In this Article 170.1, references to the "**Preference Scheme**" are to the scheme of arrangement under sections 895 to 899 of the Companies Act 2006 between the Company and the Preference Scheme Shareholders (as defined in the Preference Scheme) dated 14 November 2008, as it may be modified or amended (including, without limitation, any modification or addition which represents an improvement in the value and/or terms to the Preference Scheme Shareholders) as agreed by the Company and Lloyds TSB and which the Court may think fit to approve or impose, and (save as defined in this Article) terms defined in the Preference Scheme shall have the same meanings in this Article.

170.2 Notwithstanding any other provision of these Articles, if the Company issues any preference shares of the same class as any Preference Scheme Shares on or after the adoption of this Article and prior to the Preference Scheme Record Time, such shares shall be allotted and issued subject to the terms of the Preference Scheme and shall be Preference Scheme Shares for the purposes of the Preference Scheme, and the original or any subsequent holder or holders of such preference share shall be bound by the Preference Scheme accordingly, provided that if such Preference Scheme Shares are of a class of Preference Scheme Shares that has been reclassified as A Preference Shares and B Preference Shares, such preference shares shall be either A Preference Shares or B Preference Shares on the same basis as if they had been reclassified pursuant to the Preference Scheme.

170.3 Subject to and with effect from the Effective Date, if following the Preference Scheme Record Time any preference shares of the same class as any Preference Scheme Shares are issued to any person or persons (each a "**New Member**" in this Article 170) other than any member of the Lloyds TSB Group or its nominee or nominees, such preference shares will be allotted and issued on terms that they must be immediately transferred to Lloyds TSB or to its nominee or nominees in consideration for the issue or transfer by Lloyds TSB to the New Member of such number of New Lloyds TSB Preference Shares (credited as fully paid) as that New Member would have been entitled to had each preference share transferred hereunder been a Preference Scheme Share and, if such preference shares are of a class that has been reclassified as A Preference Shares and B Preference Shares, had such preference shares been A Preference Shares but not, for the avoidance of doubt, any dividends or other

distribution payable, or return of capital made, by reference to a record time preceding the date of transfer that the New Member would have been entitled to had each preference share *transferred hereunder been a Preference Scheme Share, subject to Article 170.4 below.*

170.4 The number of New Lloyds TSB Preference Shares to be issued and delivered to the New Member under Article 170.3 above may be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or Lloyds TSB carried out on or after the Effective Date and the determination by the auditors of the Company, in the absence of manifest error, shall be final and binding on all concerned.

170.5 To give effect to any such transfer required by this Article 170, the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of Lloyds TSB or its nominee or nominees and to agree for and on behalf of the New Member to become a member of Lloyds TSB. Pending the registration of Lloyds TSB as the holder of any preference share to be transferred pursuant to this Article 170, Lloyds TSB shall be empowered to appoint a person nominated by the directors of Lloyds TSB to act as attorney on behalf of the New Member in accordance with such directions as Lloyds TSB may give in relation to any dealings with or disposal of such preference share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holders of such preference share shall exercise all rights attaching thereto in accordance with such directions but not otherwise.

170.6 The issue and allotment of any New Lloyds TSB Preference Shares in respect of any preference shares transferred pursuant to this Article 170 shall be made within 14 days of the date of transfer of those preference shares. The New Lloyds TSB Shares to be issued and allotted pursuant to this Article 170 shall be issued in certificated or uncertificated form as Lloyds TSB may determine in its absolute discretion. In the case of New Lloyds TSB Preference Shares issued in certificated form Lloyds TSB shall, not less than 28 days after the date of transfer of the preference shares in respect of which the New Lloyds TSB Preference Shares are issued, send without charge to such New Member or his nominee a certificate for the New Lloyds TSB Preference Shares so issued by ordinary post at the risk of the New Member concerned."

5. PREFERENCE SCHEME: HBOS 91/4% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in the notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 91/4% Preference Shares being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 91/4% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 91/4% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in the notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 91/4% Preference Shares.

6. PREFERENCE SCHEME: HBOS 93/4% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in the notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 93/4% Preference Shares meeting being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 93/4% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the

HBOS 93/4% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in the notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 93/4% Preference Shares.

7. PREFERENCE SCHEME: HBOS 6.0884% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in the notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 6.0884% Preference Shares being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 6.0884% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 6.0884% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in the notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 6.0884% Preference Shares.

8. PREFERENCE SCHEME: HBOS 6.475% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in the notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 6.475% Preference Shares being passed, for the purpose of giving effect to the Preference Share Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 6.475% Preference Shares in accordance with the terms of the Preference Share Scheme or, to the extent that the HBOS 6.475% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in the notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 6.475% Preference Shares.

9. PREFERENCE SCHEME: HBOS 6.3673% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in the notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 6.3673% Preference Shares being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 6.3673% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 6.3673% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in the notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 6.3673% Preference Shares.

10. PREFERENCE SCHEME: HBOS 6.413% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in the notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 6.413% Preference Shares being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 6.413% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 6.413% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in the notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 6.413% Preference Shares.

11. PREFERENCE SCHEME: HBOS 5.92% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in the notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 5.92% Preference Shares being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS

5.92% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 5.92% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in the notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 5.92% Preference Shares.

12. PREFERENCE SCHEME: HBOS 6.657% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in the notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 6.657% Preference Shares being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 6.657% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 6.657% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in the notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 6.657% Preference Shares.

13. PREFERENCE SCHEME: HBOS 12% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in the notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 12% Preference Shares being passed (or a written undertaking from the holder of HBOS 12% Preference Shares being received by the court to that effect), for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 12% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 12% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in the notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 12% Preference Shares.

....

~~Director~~/Secretary

G COMPANIES FORM No. 123

Notice of increase in nominal capital

123

CHWP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number: SC218813

Name of company

* insert full name *of company*

* HBOS plc

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 12 December 2008 the nominal capital of the company has been increased by £ £1,878,000,000 beyond the registered capital of £ see below.

† the copy must be printed or in some other form approved *by the registrar*

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

Registered capital prior to above increase:

£5,410,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 23/12/08.

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room

The Companies Acts 1985 and 2006

Public Company Limited by Shares

REVISED NEW ARTICLES OF ASSOCIATION

(Adopted on 29 April 2008 and amended by Special Resolution passed on 29 April 2008

with effect from 1 October 2008

and by Special Resolution passed on 12 December 2008 with effect from 12 December 2008)

of

HBOS plc

No. SC218813

1 Table A and other standard regulations do not apply

The regulations in Table A of the Companies (Tables A to F) Regulations 1985, Table A to the Companies (Tables A to F) Amendment Regulations 2007 (and any amendments thereto) and the model articles for public companies adopted pursuant to the **CA 2006** (and any similar regulations under any other legislation relating to companies) do not apply to the Company.

2 The meaning of the Articles

2.1 The following table gives the meaning of certain words and expressions as they are used in the **Articles**. However, the meaning given in the table does not apply if it is not consistent with the context in which a word or expression appears. At the end of the **Articles** there is a Glossary which explains various words and expressions which appear in the text. The Glossary also explains some of the words and expressions used in the Memorandum. The Glossary is not part of the Memorandum or **Articles** and does not affect their meaning. Throughout the **Articles**, those words and expressions defined in this Article 2.1 are printed in bold and those explained in the Glossary are printed in italics. Words and expressions explained in the Glossary are also printed in italics in the Memorandum.

Words	**Definitions**
Additional Preference Shares	Further **Preference Shares** which rank equally with the **Initial Preference Shares** as described in Article 4.7.
amount (of a share)	This refers to the nominal amount of the share.
Articles	**The Company's** Articles of Association.
Auditors	**The Company's** auditors.
Bank of Scotland	The Governor and Company of the Bank of Scotland.
Bank of Scotland Scheme	The scheme of arrangement pursuant to section 425 of the **CA 1985** dated 13 June 2001 between **Bank of Scotland** and its proprietors in connection with its merger with **Halifax Group**.
CA 1985	The Companies Act 1985.
CA 2006	The Companies Act 2006.
Chairman	The chairman of the board of **Directors**.
Class A Perpetual Preference Shares	8.117% non-cumulative perpetual preference shares of £10 each.
Class B Perpetual Preference Shares	7.754% non-cumulative perpetual preference shares of £10 each.
clear days	In relation to the period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given

Words	Definitions
	or on which it is to take effect.
company	Includes any company or corporate body established anywhere in the world.
the Company	HBOS plc.
Convertible Preference Shares	Preference Shares which will or may be converted into Ordinary Shares or other securities of the Company.
Cumulative Preference Shares	**Preference Shares** with a right to cumulative dividends.
Directors	The executive and non-executive directors of the Company who make up its board of Directors.
Disclosure and Transparency Rules	The Disclosure and Transparency Rules for the time being in force, as published by the **FSA** in its Handbook of Rules and Guidance.
dividend arrears	Any dividend arrears. This would apply to any dividends on shares with a right to cumulative dividends, which could not be paid, but which have been carried forward.
Dividend Payment Date	The dates defined as such in the terms of issue of any series of **Preference Shares.**
Dividend Period	The period from and including the most recent **Dividend Payment Date** (or the **Issue Date**) to but excluding the next succeeding **Dividend Payment Date**.
electronic form	Has the same meaning as in the **CA 2006**.
electronic means	Has the same meaning as in the **CA 2006**.
electronic signature	Has the same meaning as in Section 7 of the Communications Act 2000.
existing Preference Shares	**Preference Shares** which are in issue at the relevant time.
existing shares (of any kind)	Shares which are in issue at the relevant time.
FSA	The Financial Services Authority or any other person or body which is the regulator of **the Company's** business at the relevant time.
Further Preference Shares	**Preference Shares** other than the **Initial Preference Shares**.
Group	**The Company** together with its **subsidiaries**.

Words	Definitions
Halifax	Halifax plc.
Halifax Group	Halifax Group plc.
Halifax Group Scheme	The scheme of arrangement pursuant to section 425 of the **CA 1985** dated 13 June 2001 between **Halifax Group** and the holders of its ordinary shares in connection with its merger with **Bank of Scotland**.
hard copy form	Has the same meaning as in the **CA 2006**.
holding company	Has the same meaning as in the **CA 1985**.
Initial Preference Shares	The **9¼% Preference Shares** and **9¾% Preference Shares**.
in writing	Any method of reproducing words in a legible form except in relation to Articles 10.1 and 11A.10.1 where it shall have the meaning set out in Article 10.4.
Issue Date	The date defined as such in the terms of issue of any series of **Preference Shares**.
Junior Preference Shares	**Further Preference Shares** which, as regards their rights to share in profits or assets, rank behind the **Initial Preference Shares**, the **Additional Preference Shares** and any other **Preference Shares** (whether then issued or to be issued subsequently) which the **Directors** decide, before the **Further Preference Shares** which are to be issued as **Junior Preference Shares** are allotted, are to rank in priority to such **Further Preference Shares**.
legislation	The **CA 1985**, the **CA 2006**, the **Regulations** and all other laws and regulations applying to **the Company**.
London Stock Exchange	London Stock Exchange plc.
Non-Cumulative Preference Shares	**Preference Shares** which may receive non-cumulative dividends.
Ordinary Shares	**The Company's** ordinary shares.
Ordinary Shareholder	A holder of **Ordinary Shares**.
paid-up share	Includes a share which is treated (credited) as paid up.
pay	Includes any kind of reward or payment for services.

Words	Definitions
Preference Shares	**The Company's** preference shares.
6 1/8% Preference Shares	The non-cumulative redeemable **Preference Shares** which have a dividend rate of 6 1/8% each year.
9¼% Preference Shares	The non-cumulative irredeemable **Preference Shares** which have a dividend rate of 9¼% each year issued pursuant to the Bank of Scotland Scheme. Any reference to **Preference Shares** includes the 9¼% Preference Shares.
9¾% Preference Shares	The non-cumulative irredeemable **Preference Shares** which have a dividend rate of 9¾% each year issued pursuant to the **Bank of Scotland Scheme**. Any reference to **Preference Shares** includes the 9¾% Preference Shares.
Preference Shareholder	A holder of **Preference Shares**.
Priority Preference Shares	The **Initial Preference Shares** and any other **Preference Shares** ranking equally with the **Initial Preference Shares** as described in Article 4.7.
proxy notification address	The address or addresses specified in a notice of a meeting or in any other information issued by **the Company** in relation to a meeting (or, as the case may be, an adjourned meeting or a *poll*) for the receipt of *proxy* notices relating to that meeting (or adjourned meeting or *poll*) or, if no such address is specified, the address where the **Register** is kept.
qualifying person	An individual who is a **shareholder** of **the Company** or a person authorised to act as a *company representative* or a person appointed as *proxy* of a **shareholder** in relation to a General Meeting.
recognised clearing house	A clearing house granted recognition under the Financial Services and Markets Act 2000.
recognised investment exchange	An investment exchange granted recognition under the Financial Services and Markets Act 2000.
Redemption Date	Except where otherwise specifically defined in these Articles, the date on which **Redeemable Preference Shares** are to be or are liable to be redeemed.
Redeemable Preference Shares	Preference Shares which are to be redeemed or are liable to be redeemed.
Register	**The Company's** register of members.

Words	Definitions
Registered Office	**The Company's** registered office.
Regulations	The Uncertificated Securities Regulations 2001.
rights (of any share)	The rights attached to the share at the time it is issued or at any later time.
Scheme	The scheme of arrangement pursuant to section 425 of the **CA 1985** entered into by **Halifax** under which **Halifax Group** became the **holding company of Halifax**.
Seal	**The Company's** Common Seal or any official seal kept by **the Company** under Section 40 of the **CA 1985** (called a "Securities Seal").
Secretary	Any person appointed by the **Directors** to do work as the Company Secretary including (without limit) any deputy or assistant secretary.
share capital	This refers to **the Company's** authorised share capital.
shareholder	A holder of **the Company's** shares.
shareholders meeting	Includes both a General Meeting of **the Company** and a meeting of holders of any class of **the Company's** shares.
Sterling	The lawful currency of the United Kingdom.
subsidiary	A subsidiary undertaking, as defined in Section 258 of the **CA 1985**.
terms of a share	The terms on which a share is issued or such terms as subsequently amended.
Transfer Agreement	The agreement to transfer the business of Halifax Building Society to **Halifax** under Section 97 of the Building Societies Act 1986.
UK Listing Authority	The **FSA** in its capacity as competent authority under the Financial Services and Markets Act 2000.
United Kingdom	Great Britain and Northern Ireland.
Vesting Day	The day on which the business of Halifax Building Society was transferred to **Halifax** in accordance with the **Transfer Agreement**.
working day	In relation to payments, a day on which banks in the country in which a payment is to be made (and, if so specified in the terms of issue of any shares, banks in any other country or countries) are generally open for business and in relation to any other

Words	Definitions
	matter, a day, other than a Saturday, Sunday or public holiday when banks in England are generally open for business.

2.2 References to "**debenture**" include "**debenture stock**" and references to a "**debenture holder**" include a "**debenture stockholder**".

2.3 Where the **Articles** refer to a person who is entitled to a share by law, this includes a person who is entitled to the share as a result of the death or bankruptcy of a **shareholder**.

2.4 Where the **Articles** refer to a share (or a holding of shares) being in *uncertificated form*, this refers to that share being an uncertificated unit of a security. Where the **Articles** refer to a share (or a holding of shares) being in *certificated form*, this refers to the share being a unit of a security title to which is evidenced by a certificate.

2.5 Words which are in the singular may also be read as being in the plural and the other way around.

2.6 Words which are in the masculine form may also be read as referring to the feminine or to other bodies or persons.

2.7 References to a "**person**" or "**people**" include any **company**, corporate body, partnership, firm, government authority, body or society (whether incorporated or not).

2.8 Any headings in the **Articles** are only included for convenience. They do not affect the meaning of the **Articles**.

2.9 When an Act or the **Regulations**, or a section of an Act or the **Regulations**, is referred to, this includes any amendment to the Act or the **Regulations** or section, as well as its inclusion or re-enactment (with or without modification) in a later Act or later Regulations.

2.10 References to an Act, the **Regulations** or the **Articles** are to the version which is current at any particular time.

2.11 Where the **Articles** give any power or authority to any person, this power or authority can be used on any number of occasions, unless the way in which the words are used does not allow this meaning.

2.12 Any word which is defined in the **CA 1985**, **CA 2006** or the **Regulations** means the same in the **Articles**, unless the **Articles** define it differently or the way in which the word is used is inconsistent with the definition given in the relevant legislation.

2.13 Where the **Articles** say that anything can be done by passing an Ordinary Resolution, this can also be done by passing a Special Resolution or an Extraordinary Resolution.

2.14 Where the **Articles** refer to changing the **amount** of shares, this means doing any or all of the following:

- subdividing the shares into other shares with a smaller nominal amount;

- *consolidating* the shares into other shares with a larger nominal amount; and
- dividing shares which have been consolidated into shares with a larger nominal amount than the original shares had.

2.15 Where the **Articles** refer to any document being "**made effective**", this means being signed, sealed or *executed* in some other legally valid way.

2.16 Where the **Articles** refer to "months" or "years", these are calendar months or years.

2.17 The **Articles** which apply to fully paid shares can also apply to stock. References in the **Articles** to "**share**" or "**shareholder**" include "**stock**" or "**stockholder**".

2.18 For the purposes of Articles 114 and 130 where the **Articles** refer to a signature or to something being signed or *executed* this includes a signature printed or reproduced by mechanical or other means or any stamp or other distinctive marking made by or with the authority of the person required to sign the document to indicate it is approved by such person, or in respect of communications in **electronic form** only any other means of verifying the authenticity of a communication in **electronic form** which the **Directors** may from time to time specify or, where no means has otherwise been specified by the **Directors**, an **electronic signature** (which shall be a manner of authentication specified by **the Company** for the purposes of Section 1146(3)(b) of the **CA 2006**), provided that **the Company** has no reason to doubt the authenticity of that **electronic signature**.

2.19 Where the **Articles** refer to "**address**", this includes, in relation to a communication by **electronic means**, any number or address (including an email address) used for the purpose of such communication.

SHARE CAPITAL

3 Form of the Company's Share Capital

3.1 **The Company's share capital** at the date of adoption of these **Articles** consists of 4,740,000,000 **Ordinary Shares** of 25p each, 375,000,000 **$9^1/_4\%$ Preference Shares** of £1 each, 125,000,000 **$9^3/_4\%$ Preference Shares** of £1 each, 2,596,834,400 **Preference Shares** of £1 each, 200,000,000 **$6^1/_8\%$ Preference Shares** of £1 each, 250,000 **Class A Perpetual Preference Shares** of £10 each, 150,000 **Class B Perpetual Preference Shares** of £10 each, 750,000 6.0884% **Non-Cumulative Preference Shares** of £1 each, 198,065,600 6.475% **Non-Cumulative Preference Shares** of £1 each, 350,000 6.3673% Fixed-to-Floating Rate **Non-Cumulative Preference Shares** of £1 each, 3,000,000,000 **Preference Shares** of €1 each, 4,997,750,000 **Preference Shares** of US$1 each, 750,000 6.413% Non-Cumulative Callable Fixed-to-Floating Rate Series 'A' **Preference Shares** of US$1 each, 750,000 5.92% Non-Cumulative Callable Fixed-to-Floating Rate Series 'B' **Preference Shares** of US$1 each, 750,000 6.657% Non-Cumulative Callable **Preference Shares** of US$1 each, 1,000,000,000 **Preference Shares** of Australian $1 each, 1,000,000,000 of **Preference Shares** of Canadian $1 each and 400,000,000 **Preference Shares** of Yen 250 each.

3.2 The rights of **the Company's Ordinary Shares** to income and capital are as follows:

3.2.1 *Rights to income*

Any profits of any financial year which the **Directors** or **Ordinary Shareholders** (*subject to* Article 140) decide to distribute to the **Ordinary Shareholders** in proportion to the amounts paid up on their **Ordinary Shares**. This is *subject to* the rights of any other class of shares which then exist.

3.2.2 Rights to capital

If there is a return of capital because **the Company** is wound up, **the Company's** *assets* which are left after paying its *liabilities* will be distributed to the **Ordinary Shareholders** in proportion to the amounts paid up on their **Ordinary Shares**. This is *subject to* the rights of any other class of shares which then exist.

PREFERENCE SHARES

3A Applicable Provisions

Articles 4 to 11 (inclusive) do not apply to **Preference Shares** issued on or after 25 April 2006 (except to the extent that, in relation to any series of **Preference Shares** issued on or after that date, the Directors otherwise decide before the **Preference Shares** of that series are first allotted) and Article 11A does not apply to **Preference Shares** issued prior to 25 April 2006.

4 The rights of the Preference Shares

4.1 **Preference Shares** can be *issued* in one or more separate series, each of which will constitute a separate class of shares. Each series will be identified in the way that the **Directors** decide, and they do not have to make any changes to the **Articles** to do this. The rights of the **Preference Shares** and the restrictions which apply to them will be determined in accordance with Articles 4 to 11 and such other Articles as are relevant.

4.2

4.2.1 The rights of the **Initial Preference Shares** to share in profits and *assets* *rank* ahead of the rights of any other shares. Every **Initial Preference Share** *ranks* equally with every other **Initial Preference Share**. The **Initial Preference Shares** also *rank* equally with any **Further Preference Shares**, to the extent that the terms of *issue* of those other shares say that they *rank* equally with the **Initial Preference Shares** and such shares have been *issued* in accordance with Article 4.7.

4.2.2 If the **Further Preference Shares** are *issued* on an equal basis in accordance with Article 4.7, they *rank* equally with the **Initial Preference Shares** and references to the **Initial Preference Shares** in this Article 4.2 are deemed to include references to such **Further Preference Shares**.

4.2.3 If any **Further Preference Shares** are issued and do not *rank* equally with the **Initial Preference Shares** to share in profits or *assets*, the **rights** of such **Further Preference Shares** to share in profits or *assets* will *rank* behind the **Initial Preference Shares** but will otherwise *rank* as regards the rights of any other shares as the **Directors** shall decide before the **Further**

Preference Shares are first allotted. Such **Further Preference Shares** also *rank* equally with any other shares to the extent that the terms of those other shares say that they *rank* equally with the **Further Preference Shares**.

4.3 A series of **Preference Shares** will also have the particular rights which the **Directors** decide to give them. The **Directors** must decide on the particular rights before the **Preference Shares** of that series are first *allotted*. The particular rights must not, however, conflict with the provisions of Articles 4 to 11 except to the extent permitted by Article 4.10. The terms of any series of **Preference Shares** can be set out in language which reflects the substance, rather than the language, of the **Articles**.

4.4 The **Directors** can *exercise* the powers of **the Company's shareholders** under Article 14 to *consolidate* and/or divide shares in relation to the **Preference Shares**. This power is not intended to restrict the wider authority of the **Directors** to give extra rights to **Preference Shares**, or to restrict the authority given by Article 7.12.

4.5 Where Articles 4 to 11 give the **Directors** the power to decide on the particular terms to be attached to any series of **Preference Shares**, these do not have to be the same as the particular terms which are attached to any existing series of **Preference Shares**.

4.6 Unless the rights attached to any **Preference Share**, or the terms of any **Preference Share**, or the **Articles** provide otherwise, a dividend, or any other money payable in respect of a **Preference Share** can be paid to a **shareholder** in whatever currency the **Directors** decide, using an appropriate exchange rate selected by the **Directors** for any currency conversions which are required.

4.7 **The Company** may from time to time create and *issue* further **Preference Shares** (in this Article 4 called "**Additional Preference Shares**" (except for Article 4.2 where they are referred to as **Further Preference Shares**) and together with the **Initial Preference Shares** called the "**Priority Preference Shares**") which *rank* equally with (but not in priority to) the **Initial Preference Shares** as regards their rights to share in profits and *assets*. Subject to Article 10, any such **Additional Preference Shares** may either carry identical rights and restrictions to share in profits and *assets* as the **Initial Preference Shares**, the **Further Preference Shares** or any other series of **Additional Preference Shares** or rights and restrictions differing from those shares (including whether or not any dividends are required by Article 5.5 to be *declared* and paid in full on the **Additional Preference Shares**).

4.7.1

However, no such **Additional Preference Shares** may be *issued* unless:

(i) at the time of such proposed *issue* and in relation thereto the **Auditors** have reported **in writing to the Company** that immediately following such *issue* the aggregate *nominal amount* of the **Additional Preference Shares** to be *issued*, when added to the aggregate *nominal amount* of the **Priority Preference Shares** for the time being *in issue*, will not exceed an amount equal to 25 per cent of the **Adjusted Capital and Reserves** as defined in Article 4.9; and

(ii) the average of the profit after taxation and before extraordinary items and dividends on an annualised basis for the most recent three accounting reference periods of **the Company** to have ended prior to the date of such *issue* as shown in the **Relevant Accounts**, for each such period exceeds four and one half times the aggregate annual amount of the dividends (exclusive of any imputed tax credit available to **shareholders**) payable in the then current accounting reference period on the whole of the *issued* share capital of **the Company** which has priority to or *ranks* equally with the **Priority Preference Shares** (including any such share capital then being *issued*).

4.8 The *issue* of further shares which *rank* in priority to, or equally with the **Priority Preference Shares** in the profits or *assets* of **the Company** will be deemed to be a variation of the *special rights* attached to such shares unless the *issue* of such shares is permitted by Article 4.7. If Article 4.7 allows such an *issue*, such *issue* will be deemed not to be a change or abrogation of the *special rights* attaching to the **Priority Preference Shares.**

4.9 For the purposes of Article 4.7:-

4.9.1 the "**Adjusted Capital and Reserves**" means the aggregate from time to time of:-

- the amount *paid up* or *credited as paid up* on the *issued* share capital of **the Company**; and
- the amount standing to the credit of reserve accounts, including any *share premium account* and revaluation *reserve* and any credit balance on profit and loss account all as shown in the balance sheet from the then latest **Relevant Accounts** (the "**Balance Sheet**") but after;
    - deducting from the aggregate any debit balance on profit and loss account subsisting at the date of the **Balance Sheet** except to the extent that deduction has already been made on that account;
    - deducting any amount referable to goodwill (arising other than on consolidation) or any other intangible *asset* (as that term falls to be interpreted for the purpose of the preparation of a balance sheet in accordance with Schedule 4 to the **CA 1985**);
    - deducting an amount equal to any distribution (other than distributions to any member of the **Group**) out of the profits *accrued* prior to the date of the **Balance Sheet**, in so far as not provided for therein;
    - excluding any sums set aside for future taxation (including deferred taxation);

- excluding any amounts attributable to outside interests in subsidiaries;
- making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital or *share premium account* since the date of the **Balance Sheet**; and
- making such adjustments as may be appropriate to reflect the *issue* of the **Additional Preference Shares** then to be *issued*;

4.9.2 **the Company** may from time to time change the accounting conventions on which the audited consolidated accounts are based provided that any new convention adopted complies with the requirements of the **CA 1985**;

4.9.3 the "**Group**" means **the Company** and its subsidiaries (if any) (which shall be deemed to include **Halifax Group** and **Bank of Scotland** and their respective subsidiaries in relation to any period prior to 31 August 2001);

4.9.4 "**Relevant Accounts**" means the audited consolidated accounts of **the Company** and its subsidiaries;

4.9.5 a certificate or report by the **Auditors** as to the amount of the **Adjusted Capital and Reserves** or to the effect that a limit imposed by Article 4.7 has not been or will not be exceeded at any particular time or times shall be conclusive evidence of the amount or of that fact.

4.10 **The Company** may from time to time *issue* **Junior Preference Shares**. A series of **Junior Preference Shares** shall have such **rights** to share in the profits and *assets* of **the Company** as the **Directors** shall decide before **Junior Preference Shares** of that series are first allotted. **The Company** may also *issue* **Additional Preference Shares**, as well as **Further Preference Shares** ranking behind the **Priority Preference Shares** as regards their **rights** to share in profits or *assets*, the terms of *issue* of which provide that the **Directors** may determine at any time, and without the consent of the holders of such **Preference Shares**, that the **rights** attaching to some or all of such **Additional Preference Shares** or **Further Preference Shares** to share in profits or *assets* shall be varied on such date as the **Directors** may decide so as to constitute the **Preference Shares** whose **rights** have been varied as **Junior Preference Shares**. On variation of the **rights** as referred to in the preceding sentence, the **Junior Preference Shares** shall have such **rights** as the **Directors** shall have decided before the **rights** attaching to the **Additional Preference Shares** or, as the case may be, the **Further Preference Shares** are varied (whether or not such **rights** have been decided by the **Directors** before such **Additional Preference Shares** or **Further Preference Shares** were first allotted). If the **rights** attaching to some only of the **Preference Shares** included in a series of **Preference Shares** are varied, the **Preference Shares** the **rights** of which have been varied shall form a separate series. Except to the extent that these **Articles** expressly require the consent of **shareholders** to any particular matter, the **Directors** may also decide, before any series of **Junior Preference Shares** is first allotted, that the **rights** attaching to that series of **Junior Preference Shares** may conflict with the provisions of Articles 4 to 11.

5 The rights of Preference Shares to profits

5.1 A series of **Preference Shares** shall have such **rights** to a preferential dividend as the **Directors** decide to give it. Other than in respect of the **9¼% Preference Shares**, the **9¾% Preference Shares** and the **6⅛% Preference Shares** to which Articles 5.2, 5.3 and 5.4 apply, respectively, before any **Further Preference Shares** of any particular series are first *allotted*, the **Directors** must decide the following:

- the rate or rates of the dividend, which can be fixed or variable, or how the rate or rates will be decided;
- the date or dates when the dividend will be paid;
- the dates from which dividends will begin to *accrue* and the dates they *accrue* to;
- whether the dividend will be paid in, or based on, a different currency from the currency of the **Preference Shares**;
- whether the rights to receive a dividend are *cumulative* or not;
- in relation to **Non-Cumulative Preference Shares**, whether the provisions of Articles 5.10 to 5.13 will apply; and
- any other terms and conditions relating to the dividend which must be consistent with Articles 5.2 to 5.20.

To avoid any doubt, before any **Preference Shares** of any particular series are first *allotted*, the **Directors** can make it a term or condition of those shares that they will not have a right to a dividend, or that they will only have a right to a dividend in certain circumstances (for example, only after a certain period) or only if (and to the extent) *declared* by the **Directors**, or that they will have a right on the first dividend payment date after *allotment* to a different amount of dividend than would otherwise be paid for the period ended on that date on the basis of the rate decided by the **Directors**.

The **Preference Shares** will not have any other rights to share in **the Company's** profits.

5.2 The **9¼% Preference Shares** shall have the following rights:-

- The right to receive a fixed preferential dividend calculated at the rate of 9¼% per annum on the amounts paid up or treated (credited) as paid up on such shares. This dividend amount will be in addition to any associated tax credit available to the **shareholder**.
- The right to receive a dividend will be non-cumulative and Articles 5.10 to 5.13 will apply.
- The dividend will be in respect of the half-years ending on (and including) 28 February (or in a leap year 29 February) and 31 August in each year, payable in equal half yearly instalments in arrear on 31 May and 30 November.

5.3 The **9¾% Preference Shares** shall have the following rights:-

- The right to receive a fixed preferential dividend calculated at the rate of 9¾% per annum on the amounts paid up or treated (credited) as paid up on

such shares. This dividend amount will be in addition to any associated tax credit available to the **shareholder.**

- The right to receive a dividend will be non-cumulative and Articles 5.10 to 5.13 will apply.
- The dividend will be in respect of the half-years ending on and including 28 February (or in a leap year 29 February) and 31 August in each year, payable in equal half yearly instalments in arrear on 31 May and 30 November.

5.4 The **6$^1/_8$% Preference Shares** shall have the following rights:-

- The right to receive a fixed preferential dividend calculated at the rate of 6$^1/_8$% per annum on the amounts paid up or treated (credited) as paid up on such shares. This dividend amount will be calculated after deducting any associated tax credit available to the **shareholder.**
- The right to receive a dividend will be non-cumulative and Articles 5.10 to 5.13 will apply.
- The dividend will be in respect of the half-years ending on (but excluding) 31 December and 30 June in each year, payable in equal half yearly instalments in arrear on 15 March and 15 September.

5.5 If, on a dividend payment date, the **Directors** consider that the profits of **the Company** which can be distributed are enough to cover the full payment of:

- dividends payable at that time on the **Preference Shares** (including any **dividend arrears** on any **Cumulative Preference Shares**); and
- all dividends which are payable at that time on any other shares whose rights say that they *rank* equally with the **Preference Shares** in sharing in profits (including any **dividend arrears** on any such shares which have rights to *cumulative dividends*),

then, *subject to* Article 5.8 and the following exceptions in this Article 5.5, the dividends on the **Preference Shares**, and on the other shares referred to in this Article 5.5, must be *declared* and paid *in full.* The exceptions are that:

- the **Directors** can decide, before a particular series of **Preference Shares** or of such other shares are first allotted, that the requirement to *declare* and pay dividends under this Article 5.5 shall not apply to that series of **Preference Shares** or such other shares; and
- if the **Directors** have not so decided but the terms of any series of **Preference Shares** or of such other shares specifically so permit, the **Directors** can, at any time after the *issue* of such **Preference Shares** or such other shares, decide that the requirement to declare and pay dividends in accordance with this Article 5.5 shall not apply from such date as the **Directors** may specify in respect of the whole or any part of that series of **Preference Shares** or of such other shares. If the **Directors** decide that such requirement to *declare* and pay any dividend in accordance with this Article does not apply in respect of part of a series of

Preference Shares or such other shares, those **Preference Shares** or other shares in respect of which that requirement no longer applies shall form a separate series with effect from the date specified by the **Directors**.

5.6 If, on a dividend payment date, the **Directors** consider that the profits of **the Company** which can be distributed are not enough to cover payment in full of the dividends referred to in Article 5.5, then, *subject to* Article 5.8:-

- the **Directors** must firstly use any distributable profits to *declare* the dividends on the **Priority Preference Shares** and if there are not sufficient distributable profits to *declare* a reduced dividend on the **Priority Preference Shares.** This will be paid in proportion to the dividends which would have been due on each of those shares, if there had been sufficient profits. The dividend which would have been due includes any **dividend arrears** on any of those shares which have rights to *cumulative dividends*; and

- secondly, *subject to* Article 5.17, the **Directors** must use any remaining distributable profits to *declare* the dividends on the **Further Preference Shares** (other than the **Additional Preference Shares**) and if there are not sufficient distributable profits to *declare* a reduced dividend on such **Further Preference Shares.** This will be paid in proportion to the dividends which would have been due on each of those shares if there had been sufficient profits. The dividend which would have been due includes any **dividend arrears** on those shares which have rights to *cumulative dividends.*

5.7 If it turns out that the dividends should not have been paid, either in full or in part, as set out in Articles 5.5 or 5.6, the **Directors** will not be liable for any loss which any **Preference Shareholder** might suffer as a result, as long as the **Directors** have acted in good faith.

5.8 If the **Directors** consider that paying any dividend on any **Preference Shares** would result in a breach of the *capital adequacy requirements* of the **FSA** which apply to **the Company** and/or any of its subsidiaries, none of that dividend will be declared or paid, unless the **FSA** otherwise agrees.

5.9 If any dividend, or part of a dividend, is not paid on any **Non-Cumulative Preference Shares** for any of the reasons given in Articles 5.6 and 5.8, the holders of those **Non-Cumulative Preference Shares** will not be entitled to make any claim for that dividend.

5.10 If the **Directors** have decided that this Article applies to a particular series of **Non-Cumulative Preference Shares** before those shares are first allotted (or these **Articles** so provide) and if the whole or part of any dividend on any **Non-Cumulative Preference Shares** of that series is not paid for any of the reasons given in Articles 5.6 and 5.8, or if the **Directors** have decided that the requirement to *declare* and pay dividends in accordance with Article 5.5 does not apply to a particular series of **Non-Cumulative Preference Shares** and a dividend is not paid in whole or in part on a dividend payment date, the **Directors** will (or may in the case of any series of **Non-Cumulative Preference Shares** in respect of which the **Directors** have decided before those shares are first allotted that the

requirement to *declare* and pay dividends in accordance with Article 5.5 shall not apply and that the application of this Article shall not be mandatory), if the following condition is met, and as far as the **legislation** allows, allot and *issue* extra **Non-Cumulative Preference Shares** to the holders of those shares. However, if the **Directors** have not decided whether or not the provisions of this Article shall be mandatory and the terms of any series of **Non-Cumulative Preference Shares** specifically so permit, the **Directors** can, at any time after the *issue* of **Non-Cumulative Preference Shares**, decide that the provisions of this Article shall not be mandatory in respect of the whole or part of the dividends payable on the **Non-Cumulative Preference Shares** from such date as the **Directors** may specify. This Article applies to the **Priority Preference Shares** except that, in the case of the 6.0884% **Non-Cumulative Preference Shares** of £1 each, the power given to the **Directors** by the foregoing provisions of this Article to allot and issue extra **Non-Cumulative Preference Shares** shall not apply.

The condition is that there must be an amount in **the Company's** profit and loss account, or in any of **the Company's** *reserves* (including any *share premium account* and *capital redemption reserve*), which can be used for paying up the full *nominal value* of the extra **Non-Cumulative Preference Shares**, so that the extra **Non-Cumulative Preference Shares** can be *allotted* and *issued*.

The amount of unpaid dividend is called "the unpaid amount" in this Article 5. The extra **Non-Cumulative Preference Shares** will be credited as fully paid. The total *nominal value* of the extra **Non-Cumulative Preference Shares** to be *allotted* and *issued* will be equal to the unpaid amount, after (in the case of the **6¹/₈% Preference Shares**) deducting any associated tax credit, multiplied by a set amount (the "**multiple**"), or worked out by using a formula. *Subject to* the last paragraph of this Article 5.10, the **Directors** will decide on the amount or formula before *allotting* the extra **Non-Cumulative Preference Shares**. The extra **Non-Cumulative Preference Shares** will be *allotted* and *issued* when the unpaid amount was due to be paid.

In relation to the **9¼% Preference Shares**, the **9¾% Preference Shares and the 6¹/₈% Preference Shares**, the multiple to be used to calculate the *nominal value* of the extra **Non-Cumulative Preference Shares** to be *allotted* and *issued* will be:-

- in relation to the **9¼% Preference Shares** and **9¾% Preference Shares**, 4/3 and the resulting product will be rounded down to the nearest £1.
- in relation to the **6¹/₈% Preference Shares**, 10/9 and the resulting product will be rounded down to the nearest £1.

5.11 To pay up in full the extra **Non-Cumulative Preference Shares** referred to in Article 5.10, the **Directors** will:

- *capitalise* from the *reserves* a sum equal to the total *nominal value* of the extra **Non-Cumulative Preference Shares**;
- set the sum aside for the holders of **Non-Cumulative Preference Shares** on the **Register** at the close of business on the record date for the relevant dividend (or another date if the **Directors** consider it appropriate) and use that sum to pay up in full the extra **Non-Cumulative Preference Shares**; and

- *allot* and *issue* the extra **Non-Cumulative Preference Shares** to the holders of the **Non-Cumulative Preference Shares** entitled to them.

5.12 The extra **Non-Cumulative Preference Shares** referred to in Article 5.10 will:

- be in the same currency as;
- have the same rights and restrictions as; and
- *rank* equally with

the **Non-Cumulative Preference Shares** on which the dividend could not be paid in cash or, in the case of **Non-Cumulative Preference Shares** to which an exception in Article 5.5 applies, a dividend has not been *declared* and paid, but the recipients of the extra **Non-Cumulative Preference Shares** will not have any right to receive in cash any part of the dividend which has not been paid.

5.13 The **Directors** must call a General Meeting of **the Company's shareholders** if **the Company** cannot *allot* and *issue* the extra **Non-Cumulative Preference Shares** referred to in Article 5.10 because:

- there is not enough *authorised share capital*; and/or
- they are not authorised to *allot* enough **Non-Cumulative Preference Shares** under Section 80 of the **CA 1985**.

The **Directors** will propose resolutions at that meeting to increase the *authorised share capital*, and/or to grant the **Directors** the necessary authority to *allot* the extra **Non-Cumulative Preference Shares.**

5.14 The **Directors** can do anything which they think is necessary or convenient to carry out what is required by Articles 5.10 to 5.13.

5.15 If the day when dividends are payable on any **Preference Shares** is not a **working day**, the dividend will be paid on the next **working day.** There will be no interest or other payment for any delay.

5.16 Without prejudice to Articles 5.2, 5.3 and 5.4, when **the Company** has to work out a dividend on any **Preference Shares** for less than or more than a full dividend period, the daily dividend rate will be worked out by dividing the yearly dividend rate by 365 days. This daily rate will then be multiplied by the actual number of days which have passed in that period to give the amount payable for the relevant period. The **Directors** can, however, decide before any **Preference Shares** of any particular series are first *allotted* that a different amount should be paid on those **Preference Shares** on the first dividend payment date after *allotment*.

5.17 In the circumstances set out below and in relation to shares (whether **Preference Shares** or other shares) which *rank* equally with or behind the shares referred to in the circumstances below, **the Company** cannot:

- *redeem*, reduce, buy or otherwise acquire in any other way, any series of **Preference Shares** or any other shares which *rank* equally with, or behind, the **Preference Shares** in sharing in the *assets* of **the Company** and **the Company** may not set aside any sum nor establish any *sinking fund* for their *redemption*, reduction, purchase or acquisition; or

- *declare*, or set aside any sum for the payment of, any dividends on any series of **Preference Shares** or any other shares of **the Company** which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits, except as allowed by Article 5.18.

The Company cannot do any of these things if, in relation to all other series of **Preference Shares** and any other shares of **the Company** which *rank* equally with the **Preference Shares** and which have the benefit of the provisions of this Article and which, in either case, are shares to which the requirement to *declare* and pay dividends in accordance with the provisions of Article 5.5 applies:

- all dividends on **Cumulative Preference Shares** (including any **dividend arrears**) have not been fully paid, or a sum has not been set aside for full payment; or

- the dividends on **Non-Cumulative Preference Shares** have not been fully paid, or a sum has not been set aside for full payment, or, if the **Directors** have decided that the provisions of Articles 5.10 to 5.13 will apply to a particular series of **Non-Cumulative Preference Shares** or the Articles provide that this is the case, the extra **Non-Cumulative Preference Shares** have not been *allotted* and *issued* in accordance with those Articles 5.10 to 5.13, in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the **Directors** decided on before the relevant **Non-Cumulative Preference Shares** were first *allotted* or that is/are provided for in these Articles.

In addition, in the circumstances set out below and in relation to shares (whether **Preference Shares** or other shares) which *rank* equally with or behind the shares referred to in the circumstances below, **the Company** cannot:

- *redeem*, reduce, buy or otherwise acquire in any other way, any series of **Preference Shares** (or any other shares of **the Company** which *rank* equally with such **Preference Shares**) (a) which are shares in respect of which an exception to Article 5.5 applies and which *rank* equally with or (b) which, other than any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004, *rank* behind, the **Preference Shares** referred to in the circumstances below in sharing in the assets of **the Company** and **the Company** may not set aside any sum or establish any *sinking fund* for their *redemption*, reduction, purchase or acquisition; or

- *declare*, or set aside any sum for the payment of, any dividends on any series of **Preference Shares** (or any other shares of the Company which *rank* equally with such **Preference Shares**) (a) which are shares in respect of which an exception to Article 5.5 applies and which rank equally with or (b) which, other than any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004, *rank* behind, the **Preference Shares** referred to in the circumstances below in sharing in the profits of **the Company**, except as allowed by Article 5.18.

The Company cannot do any of these things if, in relation to all other series of **Preference Shares** (and any other shares of **the Company** which *rank* equally with the **Preference Shares** and which have the benefit of the provisions of this Article) in respect of which, in either case, an exception to Article 5.5 applies:

- the **Directors**, in their discretion (and not because of Article 5.8 or the absence of profits of **the Company** which can be distributed) have decided not to *declare* a dividend, in whole or in part; or
- where the **Directors** have decided that the provisions of Articles 5.10 to 5.13 will apply to a particular series of **Non-Cumulative Preference Shares**, or the **Articles** provide that this is the case, and in either case the application of Articles 5.10 to 5.13 is not mandatory, the **Directors** have decided not to allot and *issue* the extra **Non-Cumulative Preference Shares** in accordance with those Articles 5.10 to 5.13,

in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the **Directors** decided on before the relevant **Preference Shares**, or other such shares, were first allotted or that is/are provided for in these **Articles**.

In the case of **the Company** declaring, or setting aside any sum for the payment of, any dividends on any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004 and which *rank* behind the **Preference Shares** or other shares of **the Company** in sharing in **the Company's** profits, unless the **Directors** decide otherwise before **Preference Shares** of that series are first allotted, the amount of the profits of **the Company** which can be distributed and can be *declared* for the purposes of Articles 5.5 and 5.6, or set aside, shall be calculated on the basis that the amount of the profits of **the Company** which can be distributed has been reduced by the amount which would have been *declared* and paid on the **Preference Shares** or other shares of **the Company** ranking in priority to the series of **Preference Shares** which have been issued in satisfaction of the obligation referred to above had dividends been *declared* and paid in full on those **Preference Shares** or other shares of **the Company**.

5.18 Nothing in Articles 4 to 11 stops the **Directors** paying a special dividend of up to one penny per share if they consider that this is necessary to allow any of **the Company's** shares to continue to be classed as "wider range investments" as defined in the Trustee Act 2000.

5.19 **The Company** will pay dividends on any *redeemable* **Preference Shares** on the Redemption Date on which they are due to be *redeemed*. If the Redemption Date on which those **Preference Shares** are due to be *redeemed* is not a dividend payment date, the dividend will *accrue* to that Redemption Date and will be calculated as provided in Article 5.16. The meaning of "**Redemption Date**" is given in Article 7.3. The payment restrictions in Articles 5.6, 5.8 and 5.17 will apply to the payment. Otherwise this Article 5.19 applies despite anything else in Articles 4 to 11.

5.20 This Article applies to any **Preference Shares** which are *allotted* with the right to receive dividends in, or based on, a different currency from the currency of the **Preference Shares**. In the terms of the **Preference Shares**, the **Directors** can allow a dividend on the shares paid under Article 5.18 to be paid in a different currency from the currency of the **Preference Shares**.

6 The rights of Preference Shares to capital

6.1 If capital is returned or any *assets* are distributed to **shareholders** for any reason (including **the Company** being *wound up*), each **Priority Preference Share** will *rank* equally with every other **Priority Preference Share**, and with any other shares whose terms say that they *rank* equally with them, in sharing in **the Company's** *assets*. The **Priority Preference Shares** and any other shares whose terms say that they rank equally with them will *rank* ahead of all other shares in sharing in **the Company's** *assets*. In these circumstances the other **Preference Shares** will *rank* behind the **Priority Preference Shares** but will (unless their terms provide otherwise) *rank* equally with each other and with any other shares whose terms say that they *rank* equally with them in sharing in **the Company's** *assets* and will *rank* ahead of all other shares in sharing in **the Company's** *assets*. These provisions will not apply where **the Company** returns capital by *redeeming* or buying back any class of shares. If there is a return of capital to which this Article applies, each holder of a **Preference Share** will be entitled to receive all of the following from **the Company's** *assets* which can be distributed to its **shareholders**:

- repayment of the amount paid up on the **Preference Share**, or the **amount** treated as paid up on the **Preference Share**;
- any *premium* which was paid or treated as paid when the **Preference Share** was *issued*;
- the amount of any dividend which is due for payment on, or after, the date the *winding up* commenced, or the date capital was returned in any other way, which is payable for a period ending on or before that date;
- any **dividend arrears** on any **Cumulative Preference Shares** held by him; and
- a proportion of any dividend if the dividend period began before the *winding up* commenced, or capital was returned in any other way, but ends after that date. The proportion will be the amount of the dividend that would otherwise have been payable for the period which ends on that date. This applies even if the dividend has not been *declared* or earned.

6.2 If there is a return of capital or distribution of *assets* to which Article 6.1 applies, and there is not enough to pay the **amounts** due on the **Preference Shares** and on any other shares whose rights say that they *rank* equally with them in sharing in **the Company's** *assets*, then:-

- the holders of the **Priority Preference Shares** and the holders of those other shares which *rank* equally with them will share what is available in proportion to the **amounts** to which they are entitled. The holders of the **Priority Preference Shares** and the holders of those other shares will be given preference over the holders of other classes of shares which *rank* behind them in sharing in **the Company's** *assets*; and
- to the extent that there are then any *assets* remaining, the holders of any **Further Preference Shares** (other than the **Additional Preference Shares**) and the holders of any other shares whose rights say they *rank* equally with such **Further Preference Shares** will share what is available

in proportion to the **amounts** to which they are entitled and in accordance with their respective priorities. The holders of such **Further Preference Shares** and the holders of those other shares will be given preference over the holders of other classes of shares which *rank* behind them in sharing in **the Company's** *assets*.

6.3 No **Preference Share** gives any other right to share in **the Company's** *assets*.

7 Redeeming Preference Shares

7.1 **The Company** can *redeem* each series of **Preference Shares** (other than the **9¼% Preference Shares** and **9¾% Preference Shares**) in the way set out in Article 7 *subject to* the **legislation** and Article 5.17. A particular series of **Preference Shares** cannot, however, be *redeemed* if the Articles so provide or the **Directors** have decided, before the **Preference Shares** of that series have been first *allotted*, that the **Preference Shares** of that series cannot be *redeemed*.

7.2 When a **Preference Share** is *redeemed*, the following will be paid for each **Preference Share**:

- the amount of the *nominal value* paid up on the **Preference Share**, or the amount of the *nominal value* treated as paid up on it;
- any dividend which has *accrued* on the Redemption Date on which the **Preference Share** is due to be *redeemed* if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that such dividend should be paid when that share is redeemed or the Articles so provide; and
- any *premium* paid when the **Preference Share** was *issued*, if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that this *premium* should be paid when that share is *redeemed* or the Articles so provide.

The payment will be in the currency in which the **Preference Share** is denominated unless the **Directors** decide otherwise.

The meaning of "**Redemption Date**" is given below.

7.3 In order to *redeem* some or all of the **Preference Shares** of a particular series on a Redemption Date applicable to that series, **the Company** will give the holders of that particular series of **Preference Shares** notice **in writing** containing the information required by Article 7.5 (a "**Redemption Notice**").

For holders of **Preference Shares** with a fixed rate of dividend, the Redemption Notice must be given at least 30 days before the Redemption Date, but not more than 60 days before. For holders of **Preference Shares** with a variable rate of dividend, the Redemption Notice must be given at least 20 days before the Redemption Date, but not more than 60 days before.

Subject to the last paragraph of this Article 7.3, unless the **Directors** decide otherwise before **Preference Shares** of that series are first *allotted* the Redemption Date for a series of **Preference Shares** will be any date, which falls on or after the date the **Directors** have chosen as the first date on which the **Preference Shares** of that series can be *redeemed* (the "**first Redemption Date**") before any **Preference Shares** of that series were first *allotted*. The first Redemption Date for any series of **Preference Shares** must not be less than five years and one day after the **Preference Shares** of that series were first *allotted* except that this provision shall not apply to the 750,000 6.413% Non-Cumulative Callable Fixed-to-Floating Rate Series 'A' **Preference Shares** of US$1 each and the 750,000 5.92% Non-Cumulative Callable Fixed-to-Floating Rate Series 'B' **Preference Shares** of US$1 each of the Company. The **Directors** may also decide before any **Preference Shares** of a particular series are first *allotted* that any Redemption Date for that particular series after the first Redemption Date will only occur:

- at specified intervals after the first Redemption Date;
- after a period following the Redemption Date which precedes it; or
- on particular dates.

For any series of **Preference Shares** which is first *allotted* as *redeemable* preference shares after Section 159A of the **CA 1985** comes into force, the **Directors** may, before that series is first *allotted*, in addition to, or instead of, the dates referred to earlier in Article 7.3:

- fix a date when the shares will be, or may be, *redeemed*;
- fix a date by which the shares will be, or may be, *redeemed*; and/or
- fix dates between which the shares will be, or may be, *redeemed*.

Subject to the provisions of the **CA 1985** and all other laws and regulations applying to **the Company, the Company** may, at its option, *redeem* the **$6^1/_8$% Preference Shares** on the first dividend payment date after 19 April 2024 or any fifth anniversary thereafter. The *redemption* payment will be £1 per **$6^1/_8$% Preference Share** to be redeemed and an amount equal to the accrued but unpaid dividend in respect of the period from the dividend payment date preceding the date fixed for redemption.

7.4 If **the Company** is only going to *redeem* some of a series of **Preference Shares**, it will arrange for a draw to decide which **Preference Shares** to *redeem* on such basis as the **Directors** consider appropriate at the time. This will be drawn at the **Registered Office** or at any other place which the **Directors** decide on. The **Auditors** must be present at the draw.

7.5 A Redemption Notice must state:

- the Redemption Date on which the **Preference Shares** are due to be *redeemed*;
- the number of **Preference Shares** which are to be *redeemed*;
- the *redemption* payment (specifying details of the amount of any dividend which may have *accrued* but is unpaid, which will be included in the *redemption* payment if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that such dividend should be paid when the shares are redeemed);

- the place or places where documents of title for the **Preference Shares** must be presented and surrendered, and where the *redemption* payment will be made, in the case of **Preference Shareholders** who hold their **Preference Shares** in *certificated form*; and
- details of the *issuer-instruction* to be sent to the *relevant system* by **the Company** requesting the deletion of the entries in the *relevant system* relating to the relevant **Preference Shares**, in the case of **Preference Shares** held in *uncertificated form*.

Any Redemption Notice to be sent to holders of **6$^{1}/_{8}$% Preference Shares** will be sent not less than 30 days nor more than 60 days before the Redemption Date.

On the relevant Redemption Date, **the Company** will *redeem* the relevant **Preference Shares**. This is *subject to* the other provisions of Article 7 and also to the **legislation**. If the Redemption Notice is defective in any way, or not given properly, the *redemption* will still be valid.

7.6 Unless the terms of *issue* provide otherwise, the *redemption* payment will be made by:

- a cheque drawn on any bank in London; or
- a transfer to an account held by the person to be paid at any bank in London, if the holder or joint holders has or have requested this before the date given in the Redemption Notice; or
- any other method which the **Directors** may decide on and which is specified in the Redemption Notice.

7.7 In the case of **Preference Shares** held in *certificated form*, payment will be made when the relevant share certificate is presented and surrendered at the place, or any of the places, stated in the Redemption Notice. If a certificate is for more **Preference Shares** than are to be *redeemed*, **the Company** will send a certificate for the balance. This certificate will be sent within 14 days of *redemption* to the registered holder, or to the first-named joint holder, free of charge, but at the holder's risk.

In the case of **Preference Shares** held in *uncertificated form*, payment will be made when **the Company** has received confirmation from the *relevant system* of the deletions of the relevant entries on the *relevant system*.

7.8 All *redemption* payments will be made after complying with any tax laws, and any other laws, which apply.

7.9 The dividend on any **Preference Shares** which are to be *redeemed* will stop *accruing* from the date on which the *redemption* payment is due. But if the *redemption* payment is wrongly withheld or refused after it has become due, the dividend will be treated as continuing to *accrue*. This will be at the rate or rates which would have applied without the *redemption*, and will apply from that date until the day the *redemption* payment is made. The **Preference Shares** will not be treated as having been *redeemed* until the *redemption* payment has been made.

7.10 If the date on which the *redemption* payment is due is not a **working day**, then the payment will be made on the next **working day**. There will be no interest or other payment for the delay.

7.11 If the holder of any **Preference Share** which is being *redeemed* gives **the Company** a receipt for the *redemption* payment, or if the law treats him or her as giving a receipt, this will establish conclusively that **the Company** has carried out its obligation completely. If a **Preference Share** is held jointly, this will apply to any receipt, or anything the law treats as a receipt, from the first-named joint holder.

7.12 *Subject to* any restrictions in the **CA 1985**, if **the Company** *redeems* or buys back any **Preference Shares**, the **Directors** can do either or both of the following things relating to the share capital representing the **Preference Shares**:

- change the *nominal amount* of **Preference Shares** into **Preference Shares** of a larger or smaller *nominal amount*; or
- convert this capital into shares of any other class of **share capital** in the same currency which exists at the time, or into unclassified shares in the same currency, with as near as possible the same total *nominal amount*.

Article 14 will apply to any change to the amount of **Preference Shares** which is carried out under Article 7.12.

7.13 **The Company** cannot *redeem* any **Preference Shares** unless it has received the prior consent of the **FSA** (if **the Company** is required to obtain such consent). If the **FSA** does consent to any redemption, it may impose any conditions at the time it gives the consent with which **the Company** must comply.

8 The voting rights of Preference Shares

8.1 *Subject to* Article 8.2, the holders of any series of **Preference Shares** are entitled to receive notice of General Meetings, and to attend, speak and vote at General Meetings, if any of the following apply:

- a resolution is going to be proposed at the meeting which would vary or *abrogate* the rights and restrictions attached to that series of **Preference Shares**. In this case, they are only entitled to speak to and vote on this resolution; or
- a resolution is going to be proposed at the meeting to *wind up*, or in relation to the winding up of, **the Company**. In this case they are only entitled to speak to and vote on this resolution; or
- any other circumstances have arisen which the Articles provide or the **Directors** decided before the **Preference Shares** of that series were first *allotted*, would give the **Preference Shareholders** of that series a right to attend and speak and vote at meetings.

Notwithstanding the provisions above the holders of the **9¼% Preference Shares** and **9¾% Preference Shares** are entitled to receive notice of, and to attend General Meetings. They can only vote in the circumstances set out above.

8.2 If, on the dividend payment date which occurs immediately before the date of notice of any General Meeting of **the Company**, a dividend for the relevant series of **Preference Shares** has not been *declared* and paid in cash in full or, in the case of a series of **Non-Cumulative Preference Shares** to which the **Directors** have decided that the provisions of Articles 5.10 to 5.13 will apply (other than the **9¼% Preference Shares** and **9¾% Preference Shares**), the extra **Non-Cumulative Preference Shares** have not been *allotted* and *issued*, the holders of the **Preference Shares** of that series will be entitled to speak and vote on all resolutions proposed at that meeting. These rights of the holders of the **Preference Shares** of the relevant series will continue until, in the case of **Cumulative Preference Shares, the Company** has paid all unpaid dividends in full or, in the case of **Non-Cumulative Preference Shares**, payment of dividends has been resumed in full or, if the provisions of Articles 5.10 to 5.13 apply, (other than in respect of the **9¼% Preference Shares** and **9¾% Preference Shares**) the extra **Non-Cumulative Preference Shares** have been *allotted* and *issued*.

8.3 The **Preference Shareholders** of any series can also require there to be a General Meeting if the Articles provide or the **Directors** have decided, before the **Preference Shares** of that series were first *allotted*, that those **Preference Shareholders** can do this. The **Directors** can decide when and how those **Preference Shareholders** can do this. If those **Preference Shareholders** require there to be a General Meeting in this way, the **Directors** must call the meeting as soon as it is practicable to do so.

8.4 Unless the **Directors** decide otherwise before **Preference Shares** of any series are first *allotted*, a **Preference Shareholder** of that series who attends personally or by a *proxy* (other than the chairman of the meeting in his capacity as a *proxy*) or by a *company representative* in each case who is present in person, will have one vote on a *show of hands*. If there is a *poll*, a **Preference Shareholder** of any series who attends personally, or who appoints a *proxy* or a *company representative*, will have such number of votes for such amount of *nominal value* of **Preference Shares** of the series of which he or she is the holder as the **Directors** shall decide before the **Preference Shares** of that series are first *allotted* or in accordance with Article 8.5. Other provisions in the **Articles** relating to voting rights will also apply to **Preference Shareholders**.

8.5 If there is a *poll* in relation to a resolution on which a holder of **Priority Preference Shares** is entitled to vote, the holders of **9¼% Preference Shares**, the **9¾ Preference Shares** and the **6⅛% Preference Shares** shall in the circumstances referred to in Article 8.4 have one vote for each £1 of *nominal value* of those series of **Preference Shares** held by him.

9 Buying back Preference Shares

The Company can buy back any **Preference Shares** which have been *issued*, on the terms and conditions decided on by the **Directors**. The **Preference Shares** can be bought back:

- through the market;
- by tender (which will be available to all holders of **Preference Shares** alike); or

- if the **Directors** decide before the **Preference Shares** of any particular series are first *allotted*, by private arrangement.

The **Directors** must comply with the **legislation** and, if it applies, with Article 5.17.

10 Varying the rights of Preference Shares

10.1 The rights of the holders of any series of **Preference Shares** will be regarded as being varied or *abrogated* if:

- the **Directors** seek to authorise, create or increase the **amount** of any class of shares, or other securities which can be converted into any class of shares, which *rank* ahead of the **Preference Shares** of the relevant series in sharing in the profits or *assets* of **the Company**, other than a series of **Junior Preference Shares** if, and to the extent that, the **Directors** have so decided before **Junior Preference Shares** of that series are first allotted that the provisions of this sub-paragraph shall not apply to such **Junior Preference Shares**;

- immediately following a *capitalisation* of any *reserves* which are capable of being distributed to **shareholders** (other than in the case of distributable *reserves* which are being *capitalised* for the purposes of *allotting* and *issuing* extra **Ordinary Shares** to **Ordinary Shareholders** as permitted under Article 147 or for the purposes of *allotting* and *issuing* extra **Non-Cumulative Preference Shares to Preference Shareholders** as permitted under Article 5.10), the *reserves* which are held by **the Company** and its **subsidiaries** and are capable of being distributed would amount, in total, to less than a multiple (which in the case of the **Priority Preference Shares** is ten), decided on by the **Directors** before the **Preference Shares** of the relevant series are first *allotted*, of the total annual amount of any dividends payable in respect of all **Preference Shares** *in issue* at the time of that *capitalisation*;

- any other series of **Preference Shares** or any other class of shares of **the Company** which is to *rank* equally with the relevant series of **Preference Shares** in some or all respects is created or *issued* or any securities are created or *issued* which are convertible into **Preference Shares** or those other shares, if, where the **Preference Shares** of the relevant series are **Cumulative Preference Shares**, the dividend payment on those **Preference Shares** (including any **dividend arrears**) has not been paid in full or, where the **Preference Shares** of the relevant series are **Non-Cumulative Preference Shares**, the dividend payment on the **Preference Shares** of the relevant series has not been paid in full on the dividend payment date which occurs immediately before the creation or *issue* of those shares or securities or, in the case of **Non-Cumulative Preference Shares** to which the **Directors** have decided (or the Articles provide) that the provisions of Articles 5.10 to 5.13 will apply if the extra **Non-Cumulative Preference Shares** have not been *allotted* and *issued* in respect of that dividend payment; or

- any resolution is passed for the reduction of the amount of capital paid up on the **Preference Shares** of the relevant series.

Accordingly, unless the **Directors** decide otherwise before **Preference Shares** of any particular series are first *allotted*, these events can only take place if:

- holders of at least three quarters in *nominal value* of all **existing Preference Shares** of the relevant series agree **in writing**; or
- an *Extraordinary Resolution*, passed at a separate meeting of the holders of the **existing Preference Shares** of the relevant series approves the proposal in accordance with Article 48.3.

Subject to section 125 of the **CA 1985**, in the case of the **9¼% Preference Shares** and **9¾% Preference Shares**, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a meeting of holders of the relevant class(es) of the **Initial Preference Shares** is sufficient.

Whenever the rights attached to **existing Preference Shares** of any particular series differ from the rights attached to **existing Preference Shares** of any other series and some matter arises which would amount to a variation or abrogation of the rights attached to all the **Preference Shares** of those series, if the effect of that variation or abrogation on all the **Preference Shares** of those series is, in the opinion of the **Directors**, substantially the same, the rights attached to all the **Preference Shares** of those series may be varied or *abrogated* by the agreement **in writing** of the holders of at least three quarters in *nominal value* of all the **Preference Shares** of those series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) or with the approval of any *Extraordinary Resolution*, passed at a separate meeting of the holders of all the **Preference Shares** of those series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**). Whenever this provision applies, all the holders of the **Preference Shares** of the relevant series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) shall be treated as holding **Preference Shares** of a single class. Subject to section 125 of the **CA 1985**, a separate meeting of the holders of each of the **9¼% Preference Shares** and **the 9¾% Preference Shares** must approve the proposal by the passing of an ordinary resolution at each such meeting of the relevant class or the holders of the majority in *nominal value* of each of these classes of **Preference Shares** must agree **in writing**.

However, this does not of itself restrict **the Company's** ability to *redeem*, or buy back, any shares before returning *assets* to **Preference Shareholders**.

10.2 *Subject to* Article 10.1 and unless the **Directors** decide otherwise before the **Preference Shares** of any particular series are first *allotted*, the *special rights* which apply to those **Preference Shares** will not be varied if:

- any other series of **Preference Shares** is created or *issued*;
- any other shares are created or *issued* which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits or *assets*; or
- **the Company** *redeems* or buys back any of its shares which *rank* equally with, or behind, those **Preference Shares** in sharing in **the Company's** profits or *assets*.

For the avoidance of doubt, any shares of any other class which are created or *issued* which *rank* equally with the **Preference Shares** in sharing in **the Company's** profits or *assets* may have the benefit of the rights set out in Article 5.17.

10.3 If a new series of **Preference Shares**, or any other class of shares, is created, or *issued*, which *ranks* equally with the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**, these can either have the same rights as, or different rights from, **existing Preference Shares**. This will not, of itself, be treated as varying or abrogating the rights of the **existing Preference Shares**. For example:

- the rate of the dividend on the shares can be different;
- the way that the dividend is worked out can be different including without limitation whether the dividend is cumulative or non-cumulative and whether Articles 5.10 to 5.13 apply and whether the requirement to *declare* and pay dividends in full under Article 5.5 applies;
- the payment dates for dividends can be different;
- the date from when the shares are entitled to dividends can be different;
- the *premium* may or may not be paid if capital is returned on the shares;
- **the Company** can *redeem* the new shares or they can be *non-redeemable*;
- if **the Company** can *redeem* the new shares, the *redemption* can be on different dates, and on different terms, from those which apply to the **existing Preference Shares**;
- the new shares can be converted (on the terms and conditions set before the new shares are first *allotted*) into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**;
- the new shares and dividends payable in respect of those shares can be in any currency or denomination; and/or
- the new shares can be in any basket of currencies if the **legislation** allows.

10.4 "In writing", for the purposes of Articles 10.1 and 11A.10.1 means in writing or any substitute for writing, or both including electronic communication but only to the extent that both **the Company** and the other party or parties to the communication have agreed to accept it in such form.

11 Converting Preference Shares into other shares

11.1 If any **Preference Shares** are *issued* which can be converted into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, **existing Preference Shares** in sharing in the profits and *assets* of **the Company**, these are called "**Convertible Preference Shares**". If the Convertible Preference Shares become due to be converted, the **Directors** can decide that they will be converted as set out in Article 11.2 or in any other way which the **legislation** allows.

11.2 The **Directors** can decide to *redeem* any Convertible Preference Shares at their *nominal value*. The *redemption* must be made out of the proceeds of a fresh *issue* of **Ordinary Shares** or any other shares into which they can be converted and the following will apply:

- the Convertible Preference Shares will give their holders the right and obligation to *subscribe for* the number of **Ordinary Shares**, or other shares, set by the terms of the Convertible Preference Shares;

- the new shares will be *subscribed for* at the *premium* (if any) which is equal to the *redemption* money, less the *nominal amount* of the new shares. If the Convertible Preference Shares are not in sterling, the **Directors** will decide on the equivalent amount of sterling to work out the *premium*;

- each holder of Convertible Preference Shares will be treated as authorising and instructing the **Secretary**, or anybody else the **Directors** decide on, to *subscribe for* the shares in this way, and to borrow money in anticipation of the *redemption* of the Convertible Preference Shares. This cannot be *revoked*; and

- if a holder of Convertible Preference Shares converts them, or if someone does this for him or her, he or she will be treated as authorising and instructing the **Directors** to pay his or her *redemption* money to the **Secretary**, or anybody else the **Directors** decide on, and to subscribe for the new shares. If the *redemption* money is not in sterling, the **Directors** can decide how this is to be converted into sterling before being paid.

11A Rights of Preference Shares issued on or after 25 April 2006

11A.1 **The Company** may from time to time *issue* **Preference Shares**. Subject to legislation in force at the relevant time, a series of **Preference Shares** shall have such **rights** to share in the profits and *assets* of **the Company** and such other **rights** as the **Directors** shall decide to give it before **Preference Shares** of that series are first allotted but any such decision shall be without prejudice to any rights attaching to any **existing Preference Shares** and no such decision shall vary or abrogate the rights attaching to **existing Preference Shares** without such consent to the variation or abrogation as is required by these **Articles**. In deciding the rights attaching to any series of **Preference Shares**, the **Directors** shall decide upon the matters referred to in Articles 11A.2 to 11A.11 inclusive below and for the avoidance of doubt may decide upon such matters by reference to, or by deeming the application of, all or any of the rights, obligations, benefits or other matters set out in Articles 4 to 11.

11A.2 Currency

Subject only to there being authorised but unissued share capital of the Company denominated in a relevant currency, a series of **Preference Shares** may be issued in such currency as the Directors shall decide.

11A.3 Ranking

The **Directors** shall decide whether the **rights** attaching to a series of **Preference Shares** to share in the profits and *assets* of **the Company** rank equally with or behind or ahead of any other **Preference Shares of the Company** then in issue or to be issued and whether all or any of such **rights** or the ranking of such **Preference Shares** may be varied after **Preference Shares** of that series are first allotted and, if so, in what circumstances and subject to what conditions.

11A.4 The rights of Preference Shares to share in profits

A series of **Preference Shares** shall have such **rights** to a preferential dividend as the **Directors** decide to give it before shares of that series are first allotted. Without prejudice to the generality of this statement, the **Directors** shall decide, in respect of any series, the matters set out in paragraphs 11A.4.1 to 11A.4.5 inclusive below.

11A.4.1 Dividend rate

The **Directors** shall decide whether or not a dividend is payable, the extent to which a dividend shall be payable, and, if payable, at what rate or rates or how the rate or rates shall be determined;

11A.4.2 Dividend Payment Dates

The **Directors** shall decide whether a dividend in respect of a series of **Preference Shares** is payable upon a specified date or dates or at a date or dates to be determined or otherwise;

11A.4.3 Dividend Periods

The **Directors** shall decide the date (if any) from which a dividend will *accrue* and the date (if any) to which it will *accrue* and shall also decide how the amount of any dividend is to be calculated if it is or may be payable otherwise than in respect of the period between such dates;

11A.4.4 Cumulative or non-cumulative dividend

The Directors shall decide whether the right to receive a dividend shall be *cumulative* or *non-cumulative* or may change from one to the other at any specified date or dates or at a date or dates to be determined in the future;

11A.4.5 Shares in lieu of dividend

The Directors shall decide, in respect of a series of Preference Shares, whether or not additional Preference Shares may or shall be allotted and issued in lieu of a dividend.

(i) No additional **Preference Shares** may be allotted and issued unless there is an amount in **the Company's** profit and loss account, or in any of **the Company's** *reserves* (including any *share premium account* and *capital redemption reserve*), which can be used for paying up the full *nominal value* of such **Preference Shares**.

(ii) Additional **Preference Shares** allotted and issued in lieu of a dividend will be credited as fully paid. The total *nominal value* of the additional **Preference Shares** shall be determined in such manner and upon such terms as the **Directors** shall have decided before the **Preference Shares** of the relevant series in respect of which additional **Preference Shares** are to be allotted and issued are first allotted.

(iii) To pay up in full additional **Preference Shares** to be allotted and issued in lieu of a dividend, the **Directors** will:

- capitalise from the reserves a sum equal to the total nominal value of such **Preference Shares**;
- set that sum aside for the holders of **Preference Shares** of the relevant series on the Register at the close of business on the record date for the relevant dividend (or another date if the **Directors** consider it appropriate) and use that sum to pay up in full the additional **Preference Shares** or, in the case of **Preference Shares** of the relevant series represented by share warrants to bearer at the relevant time, for the holders of such share warrants;
- allot and issue the additional **Preference Shares** to the holders of the **Preference Shares** entitled to them or, in the case of **Preference Shares** represented by share warrants to bearer, to a nominee for the holders of such share warrants; and
- if the additional **Preference Shares** to be allotted and issued in lieu of a dividend are denominated in a currency different from the currency in which the relevant reserves are denominated, the **Directors** shall use such exchange rate to calculate the amount of reserves to be capitalised as they consider appropriate.

(iv) The **Directors** must call a General Meeting of **the Company's** shareholders if the Company cannot *allot* and *issue* the additional **Preference Shares** in lieu of a dividend because:

- there is not enough *authorised share capital*; and/or
- the Directors are not authorised to *allot* enough **Preference Shares** under Section 80 of the **CA 1985**.

The **Directors** will propose resolutions at that meeting to increase the *authorised share capital*, and/or to grant the **Directors** the necessary authority to *allot* the additional **Preference Shares**.

(v) The **Directors** can do anything which they think is necessary or convenient to carry out what is required by this Article 11A.4.5.

11A.5 The Rights of Preference Shares to Capital

Article 6 shall apply to determine the rights of a **Preference Share** to share in the Company's assets unless the Directors decide otherwise in respect of any series of **Preference Shares** before **Preference Shares** of that series are first allotted and, in particular, but without prejudice to the generality of the foregoing the Directors may decide that a holder of a **Preference Share** will be entitled to receive some only of the amounts specified in Article 6.1 or may be entitled to receive additional amounts which may be fixed or to be calculated by reference to a formula or to be determined in any other manner whatsoever.

11A.6 Redemption

In respect of any series of **Preference Shares,** the **Directors** may decide before Preference Shares of a series are first allotted that the **Preference Shares** of that series are **Redeemable Preference Shares** and, in such event, the **Directors** may:

11A.6.1 designate any **Redemption Date** or **Redemption Dates** whatsoever or decide that there shall be no fixed **Redemption Date** or that a fixed **Redemption Date** or fixed **Redemption Dates** may be designated after allotment;

11A.6.2 decide that any redemption in respect of a series of **Redeemable Preference Shares** shall be in respect of all of the **Redeemable Preference Shares** of such series or of part only; and

11A.6.3 decide in their absolute discretion the terms of redemption and the manner in which such shares may be redeemed and, in particular, without prejudice to the foregoing:

(i) specify whether or not any dividend which may have *accrued* but which is unpaid as at a **Redemption Date** in respect of such series shall be payable as part of the *redemption* payment on such **Redemption Date**;

(ii) specify whether or not any *premium* paid when the **Preference Shares** were *issued* shall be payable as part of the *redemption* payment on a **Redemption Date** in respect of such shares; and

(iii) specify any other amounts which shall be payable as part of the redemption payment on a **Redemption Date** in respect of such series of Preference Shares.

11A.7 Payment

11A.7.1 Payment of any amount due to a holder of a **Preference Share** of any series (including, without prejudice to the foregoing, by way of dividend, on redemption or on a winding up) shall be made in the currency in which such **Preference Share** is denominated or in such other currency or currencies as may be determined by the **Directors** before **Preference Shares** of the relevant series are first allotted.

11A.7.2 If the day on which payment of any amount due to a holder of a **Preference Share** of any series is not a **working day**, the payment will be made on the next **working day**. There will be no interest or other payment for any such delay.

11A.8 Voting Rights

11A.8.1 If the **Directors** so decide prior to the **Preference Shares** of any series being first *allotted*, the **Preference Shareholders** of such series shall have such rights to attend and/or speak and/or vote at such meetings as the **Directors** may decide.

11A.8.2 If the **Directors** decide that **Preference Shareholders** shall have the right to vote at any meeting, they shall decide how many votes each **Preference Shareholder** shall have on (i) a *show of hands* and (ii) a *poll* and shall also decide when and how **Preference Shareholders** of such series shall exercise such right.

11A.8.3 If the **Directors** so decide prior to the **Preference Shares** of any series being first *allotted*, **Preference Shareholders** of such series shall have the right to requisition a General Meeting of **the Company**. The **Directors** can decide when and how those **Preference Shareholders** can requisition a General Meeting.

11A.9 Purchases of Preference Share

The Company can purchase any **Preference Shares** which have been *issued*, on the terms and conditions decided on by the **Directors**. The **Preference Shares** can be bought back:

11A.9.1 through the market;

11A.9.2 by tender (which will be available to all holders of **Preference Shares** alike); or

11A.9.3 if **the Directors** decide before the **Preference Shares** of any particular series are first *allotted*, by private arrangement.

11A.10 Variation of rights of Preference Shares

11A.10.1 A variation or abrogation of rights attached to any particular series of **Preference Shares** can only take place if:

- holders of at least three quarters in *nominal value* of all **existing Preference Shares** of the relevant series agree **in writing**; or
- an *Extraordinary Resolution*, passed at a separate meeting of the holders of the **existing Preference Shares** of the relevant series approves the proposal in accordance with Article 48.3.

Whenever the rights attached to **existing Preference Shares** of any particular series differ from the rights attached to **existing Preference Shares** of any other series and some matter arises which would amount to a variation or abrogation of the rights attached to all the **Preference Shares** of those series, if the effect of that variation or abrogation on all the **Preference Shares** of those series is, in the opinion of the **Directors**, substantially the same, the rights attached to all the **Preference Shares** of those series may be varied or *abrogated* by the agreement **in writing** of the holders of at least three quarters in *nominal value* of all the **Preference Shares** of those series or with the approval of any *Extraordinary Resolution*, passed at a separate meeting of the holders of all the **Preference Shares** of those series. Whenever this provision applies, all the holders of the **Preference Shares** of the relevant series shall be treated as holding **Preference Shares** of a single class.

11A.10.2 Unless the **Directors** decide otherwise before the **Preference Shares** of any particular series are first *allotted*, the *special rights* which apply to those

Preference Shares will not be varied or abrogated or deemed to be varied or abrogated if:

- any other series of **Preference Shares** is created or *issued*;
- any other shares are created or *issued* which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits or *assets*; or
- **the Company** *redeems* or buys back any of its shares which *rank* equally with, or behind, those **Preference Shares** in sharing in **the Company's** profits or *assets*.

The **Directors** may also decide, in respect of any series of **Preference Shares**, before shares of that series are first allotted, that any other specified matter or specified matters will be, or will be deemed to be, or not to be, a variation or abrogation of rights attached to that series of **Preference Shares**.

11A.10.3 If a new series of **Preference Shares**, or any other class of shares, is created, or *issued*, which *ranks* equally with the **existing Preference Shares** in sharing in the profits or *assets* of **the Company** ("new shares"), the new shares can have the same rights as, or different rights from, **existing Preference Shares**. This will not, of itself, be treated as varying or abrogating the rights of the **existing Preference Shares**. For example:

- the rate of the dividend on the new shares can be different;
- the way that the dividend is worked out can be different including, without limitation, whether the dividend is cumulative or non-cumulative;
- the circumstances (if any) in which a dividend can be paid or cannot be paid can be different;
- the payment dates for dividends can be different;
- the date from when the new shares are entitled to dividends can be different;
- a *premium* may or may not be paid if capital is returned on the shares whether or not such a premium is payable on the existing **Preference Shares**;
- **the Company** can *redeem* the new shares or they can be *non-redeemable* whether or not existing **Preference Shares** are **Redeemable Preference Shares**;
- if **the Company** can *redeem* the new shares, the *redemption* can be on different dates, and on different terms, from those which apply to the **existing Preference Shares** which are **Redeemable Preference Shares**;
- the new shares can be converted (on the terms and conditions set before the new shares are first *allotted*) into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, or

ahead of the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**;

- the new shares and dividends payable in respect of those shares can be in any currency or denomination; and/or
- the new shares can be in any basket of currencies if the **legislation** allows.

11A.11 Conversion of Preference Shares into other shares

Before the **Preference Shares** of any series are first *allotted* the Directors may:

11A.11.1 Decide that such **Preference Shares** shall be **Convertible Preference Shares** which:

will upon certain dates or in certain circumstances; or

(i) may at the option of **the Company** upon certain dates or in certain circumstances; or

(ii) may at the option of the **Preference Shareholder** upon certain dates or in certain circumstances,

be converted into:

(a) **Ordinary Shares**; or

(b) any other class of shares which *rank* equally with, or behind, or ahead of **existing Preference Shares** in sharing in the profits and *assets* of **the Company**; or

(c) any other type of securities whatsoever,

11A.11.2 Decide the number of shares or other securities into which such **Preference Shares** shall be converted, or any formula or other method for calculating this number;

11A.11.3 Subject to the **legislation**, decide the manner in which such conversion shall be effected;

11A.11.4 If the **Convertible Preference Shares** are to be redeemed for the purposes of the conversion, decide the person or persons, including without limitation the **Secretary**, who will:

(i) be required to subscribe for the shares or other securities into which the **Convertible Preference Shares** are to be converted and to borrow money in anticipation of the *redemption* of the **Convertible Preference Shares**; and

(ii) receive any *redemption* money payable to the relevant **Preference Shareholder** prior to subscription for such shares or other securities;

11A.11.5 Decide, if the **Convertible Preference Shares** are not denominated in **Sterling**, by what method the equivalent amount of **Sterling** is to be calculated for the purposes of calculating any *premium* payable on any

shares into which the **Convertible Preference Shares** are being converted;

11A.11.6 Decide upon any other terms whatsoever in relation to such issue of **Convertible Preference Shares**.

11A.12 Other terms and conditions of issue of Preference Shares

The Directors may decide any other terms or conditions of issue of a series of **Preference Shares** whatsoever.

12 The power to increase capital

The Company's shareholders can increase **the Company's share capital** by passing an *Ordinary Resolution*. This resolution will fix the amount of the increase, the *nominal amount* of the new shares and the currency or currencies of the shares.

13 Application of the Articles to new shares

Subject to the terms of *issue* of new shares, the provisions of the **Articles** will apply to new shares in the same way as if they were part of **the Company's** existing **share capital**.

14 The power to change capital

The Company's shareholders can pass *Ordinary Resolutions* to do any of the following:

- *consolidate*, or *consolidate* and then divide, all or any of its **share capital** into shares of a larger *nominal amount* than the **existing shares**;
- cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution and reduce the amount of **the Company's share capital** by the amount of the cancelled shares; and
- divide some or all of its shares into shares of a smaller *nominal amount* than the **existing shares**. This is *subject to* any restrictions in the **CA 1985**. The resolution may provide that, as between the holders of the divided shares, different **rights** and restrictions of a kind which **the Company** can apply to new shares may apply to different divided shares.

15 Fractions of shares

If any shares are *consolidated* or *sub-divided*, the **Directors** have power to deal with any fractions of shares which result from the consolidation or sub-division as they think fit. If the **Directors** decide to sell any shares representing fractions, they can do so for the best price reasonably obtainable and distribute the net proceeds of sale among *members* in proportion to their fractional entitlements. The **Directors** can sell those shares to any person (including **the Company**, if the **legislation** allows this) and can authorise any person to transfer those shares to the buyer. The buyer does not need to take any steps to see how any money he is paying is used and his ownership will not be affected if the sale was irregular or invalid in any way.

16 The power to reduce capital

Subject to the terms of any **Preference Shares** *in issue*, **the Company's shareholders** can pass *Special Resolutions* to do any of the following:

- reduce its **share capital** in any way; and
- reduce any *capital redemption reserve* or *share premium account* in any way.

17 Buying back shares

Subject to the terms of any **Preference Shares** *in issue*, **the Company** can buy back, or agree to buy back in the future, any shares of any class (including *redeemable* shares), if the **legislation** allows this. However, if **the Company** has **existing shares** which are convertible into other shares which are *equity securities* of the class to be purchased, then **the Company** can only buy back *equity securities* of that class if either:

- the terms of *issue* of the convertible shares permit **the Company** to buy back *equity securities*; or
- the buy-back or agreement to buy back has been approved by an *Extraordinary Resolution* passed by the holders of the convertible shares.

17A Share warrants to bearer

17A.1 **The Company** can, under the powers given by, and *subject* to the provisions of, the **CA 2006**, *issue* share warrants to bearer in respect of any *fully paid shares*. Accordingly, the **Directors** can, whenever they consider it appropriate and upon receipt of an application in **writing** by the person for the time being named in or entitled to be entered in the **Register** as a holder of the shares in respect of which the warrant is to be issued, *issue* a warrant stating that the bearer of the warrant is entitled to the shares specified in the warrant and can provide for the payment of future dividends or other moneys in respect of the shares included in such warrant by way of coupons or otherwise.

17A.2 *Subject* to the provisions of this Article 17A and the **CA 1985**, the bearer of a warrant shall be deemed to be a *member* of **the Company** and shall be entitled to the same privileges and advantages as he would have had if his name had been included in the **Register** as the holder of the shares specified in the warrant.

17A.3 **The Company** shall not permit more than one person to be the holder of a warrant.

17A.4 No person shall, as the bearer of a warrant, be entitled (a) to sign a *requisition* by **shareholders** to call a **shareholders meeting** or to give notice of intention to submit a resolution to a **shareholders meeting**, or (b) to attend or vote, personally or by his *proxy*, or *exercise* any privilege as a *member* at a **shareholders meeting**, unless he has deposited his warrant, in case (a), before or at the time of lodging such *requisition* or giving such notice of intention as aforesaid or, in case (b), at least three days before the day fixed for the shareholders meeting, at the **Registered Office** or at such other place as may be specified in the notice of the **shareholders meeting**, and unless the warrant remains so deposited until after the **shareholders meeting** and any adjournment of it has been held.

17A.5 **The Company** shall deliver a certificate to any person who deposits a warrant at the **Registered Office** or at such other place as may be specified in a notice of a

shareholders meeting as described in Article 17A.4. The certificate shall state such person's name and address and describe the shares included in the warrant so deposited and state the date of *issue* of the certificate. The certificate shall entitle such person, either personally or by *proxy*, to attend and vote at any **shareholders meeting** at which he is entitled to attend and vote held within three months from the date of the certificate and prior to the return of the certificate to the **Company** under Article 17A.6 in the same way as if he were the registered holder of the shares specified in the certificate.

17A.6 Upon the return of the certificate to **the Company**, the bearer of the certificate shall be entitled to the return of the warrant in respect of which the certificate was given.

17A.7 The **Directors** can from time to time make such other arrangements as they think fit, in addition to or in place of the arrangements referred to in Articles 17A.4 and 17A.5, for a person entitled to a warrant held through a ***recognised clearing house*** to *exercise* the **rights** of the bearer of the warrant in relation to **shareholders meetings**.

17A.8 The holder of a warrant shall not, except to the extent described above, be entitled to *exercise* any right as a *member* unless (if called upon by any **Director** or the **Secretary** so to do) he produces his warrant or the certificate of its deposit, and states his name and address.

17A.9 The **Directors** can *issue* new warrants or coupons on such basis, and in respect of such number of shares, as they consider appropriate at the time and can at any time amend any warrant then in *issue* so that, as a result, the number of shares which such warrant represents at the time is accurately shown. The provisions of Article 29 (other than Article 29.6) apply to the replacement of warrant certificates as they do to the replacement of share certificates and references in that Article to "**shareholder**" shall, for this purpose, be deemed to be references to "a bearer of a warrant".

17A.10 The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and the provisions in the **Articles** in relation to the transfer of shares shall not apply to shares included in a warrant.

17A.11 Upon the surrender by the bearer of a warrant, together with the outstanding dividend coupons, if any, in respect thereof, to **the Company** for cancellation, and delivery of an application **in writing** signed by the bearer, in any form which the **Directors** approve, requesting that the bearer of the warrant should be registered as a *member* in respect of the shares included in the warrant, the bearer of a warrant shall be entitled to have his name entered as a member in the **Register** in respect of the shares included in the warrant. However, **the Company** shall not be responsible for any loss or damage incurred by any person by reason of **the Company** entering in its **Register** upon the surrender of a warrant the name of any other person who is not the true and lawful owner of the warrant surrendered.

17A.12 *Subject* to any **legislation** from time to time, other than a notice of meeting, any notice to the bearer of a warrant or to any other person who holds or is interested in shares in **the Company** in bearer form or any related coupons or talons (if any) shall be sufficiently given if advertised in such newspaper or newspapers as the **Directors**, in their discretion, shall consider appropriate or by such other means as the **Directors** consider appropriate (including, but without limiting the **Directors'** discretion, if warrants are held through a ***recognised clearing house***, by arranging for the notice to be given through that ***recognised clearing house***). If notice is given by newspaper advertisement, it shall be

deemed given on the day when the advertisement appears and, if notice is given through a ***recognised clearing house***, it shall be deemed given on the day the notice is issued by the ***recognised clearing house***. This Article 17A.12 is without prejudice to Articles 65 and 156.

17A.13 The **Directors** can, on such basis as they consider appropriate at the time, make and vary the conditions upon which warrants can be issued and any matters incidental to the warrants. *Subject* to this Article 17A, the bearer of a warrant shall be *subject* to the conditions for the time being in force relating to warrants whether made before or after the *issue* of such warrant.

SHARES

18 The special rights of new shares

18.1 *Subject to* Article 18.4, if **the Company** *issues* new shares, they may have any **rights** or restrictions attached to them. These **rights** and restrictions can apply to sharing in **the Company's** profits or *assets*. Other **rights** and restrictions can also apply, for example, on the right to vote. These **rights** and restrictions can give the new shares priority over some or all of the **rights** of **existing shares**, or **existing shares** can have priority over the **rights** of new shares. Alternatively, the new shares and the **existing shares** can have the same **rights** and restrictions.

18.2 The **rights** and restrictions referred to in Article 18.1 can be decided either by an *Ordinary Resolution* passed by the **shareholders** or by the **Directors** as long as there is no conflict with any resolution passed by the **shareholders**.

18.3 If the **legislation** allows this, the **rights** of any new shares can include a **right** for the holder and/or **the Company** to have them *redeemed*.

18.4 The **rights** of any new shares must not vary or *abrogate* any *special rights* already given to any other class of shares unless the holders of those shares have given their approval in the way required by Article 48.

18.5 The **Directors** can make it a term of any **Preference Shares** of a particular series that they can only be transferred as a unit together with another right or security. This can be for a limited period, or at all times, or until an event happens. The **Directors** must decide on any restrictions of this kind before the **Preference Shares** are first *allotted*. Articles 50 to 54 (transferring shares) will apply to these **Preference Shares**, but the **Directors** can refuse to register a transfer of any of the **Preference Shares** to which this Article 18.5 applies if they are not transferred with the other right or security. To avoid any doubt, if any of these **Preference Shares** are to be traded on the **London Stock Exchange**, they must comply with its regulations and if any of these **Preference Shares** are to be listed on the official list of the **UK Listing Authority** they must comply with its regulations at the time of *issue*.

19 Redeemable Shares

Subject to the provisions of the **CA 1985** and to any rights previously conferred on the holders of any other shares, any share may be *issued* which is to be *redeemed*, or is liable to be *redeemed* at the option of **the Company** or the holder.

20 The Directors' power to deal with shares

The **Directors** can decide how to deal with any shares which have not been *issued*. The **Directors** can *allot* them on any terms, which can include the right to transfer the *allotment* to another person before any person has been entered on the **Register**. This is known as the right to ***renounce*** the *allotment*. The **Directors** can also grant options to give people an opportunity to acquire shares in the future. The **Directors** can dispose of the shares in any other way which they consider appropriate. The **Directors** are free to decide who they deal with, when they deal with the shares and the terms on which they deal with the shares. However, in making their decision they must obey:

- the provisions of the **legislation** relating to authority, *pre-emption rights* and other matters; and
- any resolution of a General Meeting which is passed under the **legislation**.

21 The Directors' authority to allot "relevant securities"

The Company may from time to time pass an *Ordinary Resolution* referring to this Article and authorising, in accordance with Section 80 of the **CA 1985**, the **Directors** to *exercise* all the powers of **the Company** to *allot* relevant securities and:

- on the passing of the resolution the **Directors** shall be generally and unconditionally authorised to *allot* relevant securities (as defined for the purposes of that section) up to the nominal amount specified in the resolution; and
- unless previously *revoked* the authority shall expire on the day specified in the resolution (not being more than five years after the date on which the resolution is passed),

but any authority given under this Article shall allow **the Company**, before the authority expires, to make an offer or agreement which would or might require relevant securities to be *allotted* after it expires. This authority is without prejudice to any existing authorities in place under Section 80 of the **CA 1985** as at the date of the adoption of these **Articles**.

22 Dis-application of pre-emption rights

22.1 *Subject* (other than in relation to the sale of treasury shares) *to* the **Directors** being generally authorised to *allot* relevant securities in accordance with Section 80 of the **CA 1985, the Company** may from time to time resolve, by a *Special Resolution* referring to this Article, that the **Directors** be given power to *allot equity securities* for cash and, on the passing of the resolution, the **Directors** shall have power to *allot* (pursuant to that authority) *equity securities* for cash as if Section 89(1) of the **CA 1985** did not apply to the allotment but that power shall be limited to:

- the allotment of *equity securities* in connection with a *rights issue*; and
- the allotment (other than in connection with a *rights issue*) of *equity securities* having a *nominal amount* not exceeding in aggregate the sum specified in the *Special Resolution*,

and unless previously *revoked*, that power shall (if so provided in the *Special Resolution*) expire on the date specified in the *Special Resolution* of **the Company**. This power is without prejudice to any existing authorities in place relating to the

dis-application of *pre-emption rights* under the **CA 1985** as at the date of the adoption of these **Articles**. **The Company** may before the power expires make an offer or agreement which would or might require *equity securities* to be *allotted* after it expires.

22.2 For the purposes of this Article:

- *equity security* and relevant shares have the meaning given to them in Section 94 of the **CA 1985**;
- *rights issue* means an offer or *issue* of *equity securities* open for acceptance for a period fixed by the **Directors** to or in favour of holders of **Ordinary Shares** on the **Register** on a date fixed by the **Directors** where the *equity securities* respectively attributable to the interests of all those holders are proportionate (as nearly as practicable) to the respective number of **Ordinary Shares** held by them on that date but the **Directors** may make such exclusions or other arrangements as the **Directors** consider expedient in relation to fractional entitlements or legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange in any territory; and
- a reference to the allotment of *equity securities* includes the sale of any relevant shares in **the Company** or (as the case may be) relevant shares of a particular class, if immediately before the sale, the shares were held by **the Company** as treasury shares pursuant to Section 94(3A) of the **CA 1985**.

23 Power to pay commission and brokerage

The Company can use all the powers given by the **legislation** to pay commission or *brokerage* to any person who:

- applies, or agrees to apply, for any new shares; or
- gets anybody else to apply, or agree to apply, for any new shares.

24 Renunciations of allotted but unissued shares

Where a share has been *allotted* to a person but that person has not yet been entered on the **Register**, the **Directors** can recognise a transfer (called a "***renunciation***") by that person of his right to the share in favour of some other person. The ability to *renounce allotments* only applies if the terms on which the share is *allotted* are consistent with *renunciation*. The **Directors** can impose conditions regulating *renunciation* rights.

25 Recognition of trusts

25.1 **The Company** will only be affected by, or recognise, a current and absolute right to whole shares. The fact that any share, or any part of a share, may not be owned outright by the registered owner (for example, where a share is held by one person as a nominee or otherwise as a *trustee* for another person) is not of any concern to **the Company** although **the Company** may if it wishes recognise any interests held by *beneficiaries* relating to the shares. If **the Company** chooses to recognise those interests, **the Company** will not be obliged to check that all the technical and

administrative requirements relating to those interests have been followed and will be entitled (but not obliged) to recognise any acts by the *beneficiary* holding such interests as if they were the registered holder of the shares.

25.2 The only exceptions to Article 25.1 are where **rights** of the kind described there are:

- expressly given by the **Articles**; or
- of a kind which **the Company** has a legal duty to recognise.

SHARE CERTIFICATES

26 Joint Shareholders

The Company can allow up to a maximum of four people to be recognised as, or to be registered as, joint holders of the same shares. If shares are held jointly, **the Company** can pay any money relating to those shares to any of the joint **shareholders**. If a joint **shareholder** gives **the Company** a receipt, or if the **legislation** treats him as having given a receipt, this establishes conclusively that **the Company** has carried out its obligations to each of his other joint **shareholders** completely.

Articles 28.4, 28.5, 29.6, 31, 51.9, 55, 84, 143.1 and 143.2 also refer to joint **shareholders**.

27 Shares without certificates and shares which can be transferred without transfer forms

27.1 **The Company** can *issue* shares, and other securities, which do not have certificates. **The Company** can also allow **existing shares** and other securities to be held without certificates. Evidence of ownership of these shares and other securities does not involve a certificate. **The Company** can also allow any shares or other securities to be transferred without using a transfer form. **The Company** must comply with the **legislation** in doing each of these things.

27.2 These shares and other securities can, for example, be transferred by using a *relevant system*, as defined in the **Regulations**. Shares which can be transferred in this way are called **"uncertificated shares"**.

27.3 If **the Company** has any shares *in issue* which are in *uncertificated form*, the **Articles** apply to those shares, but only as far as they are consistent with:

- holding those shares as uncertificated shares;
- transferring ownership of those shares by using a *relevant system*;
- any of the provisions of the **Regulations**; and
- any rules laid down by the **Directors** under Article 27.4.

27.4 The **Directors** can lay down rules:

- which govern the *issue*, holding and transfer and, where appropriate, the mechanics of conversion and *redemption* of uncertificated shares and other securities;
- which govern the mechanics for payments involving a *relevant system*; and

- which make any other provisions which the **Directors** consider are necessary to ensure that the **Articles** are consistent with the **Regulations** or with any rules or guidance of an *Operator* of a *relevant system* under the **Regulations.**

These rules will, if they say so, apply instead of the other provisions in the **Articles** relating to certificates and the transfer, conversion and *redemption* of shares and other securities and any other provisions which are not consistent with the **Regulations**.

27.5 The **Directors** can elect, without any need for further consultation with the holders of **the Company's** shares or other securities (unless those shares or other securities are governed by a deed or document other than the **Articles** which requires consultation to take place), that any class or all classes of shares and other securities of **the Company** shall be capable of being traded in *uncertificated form* under the **Regulations**.

28 Certificates

28.1 When a **shareholder** is first registered as the holder of any class of shares held in *certificated form*, he is entitled, free of charge, to a separate share certificate for the shares of each class held by him.

28.2 If a **shareholder** gets more shares of any class, he is entitled, free of charge, to another certificate for the extra shares to the extent that those extra shares are to be held in *certificated form*.

28.3 If a **shareholder** transfers part of his shares covered by a certificate, he is entitled, free of charge, to a new certificate for the balance to the extent that the balance is to be held in *certificated form*.

28.4 **The Company** does not have to issue more than one certificate for any share held in *certificated form*, even if that share is held jointly.

28.5 When **the Company** delivers a certificate to one joint **shareholder**, this is treated as delivery to all of the joint **shareholders**.

28.6 If a share is held in *certificated form*, **the Company** can deliver a certificate to a broker or an agent who is acting for a person who is buying the shares, or who is having the shares transferred to him.

28.7 Share certificates can be:

- signed by one or more **Directors** or by the **Secretary** or by any other person authorised by the **Directors;**
- sealed with the **Seal** or the **Securities Seal**; or
- sealed with the **Seal** or the **Securities Seal** with a copy of the signature(s) of one or more **Directors** or by the **Secretary** or by any other person authorised by the **Directors**.

28.8 A share certificate must state the number and class of shares to which it relates and the amount paid up on those shares. It cannot be for shares of more than one class.

28.9 The time limit for **the Company** to provide a share certificate under this Article 28 is:

- one month after the *allotment* of a new share in *certificated form* (or any longer period provided by its terms of *issue*);
- five business days after a transfer of a *fully paid share* in *certificated form* is presented for registration; or
- two months after a transfer of a *partly paid share* in *certificated form* is presented for registration.

29 Replacement share certificates

29.1 If a **shareholder** has two or more share certificates for shares of the same class, he can ask **the Company** for these to be cancelled and replaced by a single new certificate. **The Company** must comply with this request.

29.2 A **shareholder** can ask **the Company** to cancel and replace a single share certificate with two or more certificates for the same total number of shares. **The Company** may comply with this request.

29.3 A **shareholder** can ask **the Company** for a new certificate if the original is:

- damaged or defaced; or
- said to be lost, stolen or destroyed.

29.4 If a certificate has been damaged or defaced, **the Company** can require the certificate to be returned to it before issuing a replacement. If a certificate is said to be lost, stolen or destroyed, **the Company** can require satisfactory evidence of this and insist on receiving an *indemnity* before issuing a replacement.

29.5 The **Directors** can require the **shareholder** to pay **the Company's** exceptional out-of-pocket expenses for issuing any share certificates under this Article 29.

29.6 Any one joint **shareholder** holding shares in *certificated form* can request replacement certificates under this Article 29.

CALLS ON SHARES

30 The Directors can make calls on shares

The **Directors** can *call* on **shareholders** to pay any money which has not yet been paid to **the Company** for their shares. This includes the *nominal value* of the shares and any *premium* which may be payable on those shares. The **Directors** can also make *calls* on people who are *entitled* to *shares by law*. If the terms of *issue* of the shares allow this, the **Directors** can do any one or more of the following:

- make *calls* at any time and as often as they think fit;
- decide when and where the money is to be paid;
- decide that the money may be paid by instalments;
- *revoke* or postpone any *call*.

A *call* is treated as having been made as soon as the **Directors** pass a resolution authorising it.

31 The liability for calls

A *member* who has received at least 14 days' notice giving details of the amount *called* and of the time and place for payment, must pay the *call* as required by the notice. Joint **shareholders** are liable jointly and severally (which, in general terms, means all of them together and any of them separately) to pay any money *called* for.

32 Interest on unpaid calls

If the person due to pay any money *called* for in this way does not pay it by the day that it is due, he is liable to pay interest on the money. This interest will run from the day the money is due until it has actually been paid. The yearly interest rate will be fixed by the **Directors** (*subject to* a maximum of 15 per cent.) or if no rate is fixed, the appropriate rate (as defined by the **CA 1985**). The **Directors** can decide to forgo any or all of this interest.

33 Shareholders may not exercise their rights until calls are paid

If a **shareholder** has not paid any amount which is due under a *call* at the time it is due (including any interest and expenses) then, until he has paid all amounts due, he is not entitled to:

- receive any dividend;
- attend any meeting;
- vote at a meeting or on a *poll*;
- appoint a *proxy* or *company representative* to do any of these things for him; or
- *exercise* any of the other rights of a **shareholder**.

34 Sums which are payable when a share is allotted are treated as a call

If the **terms of a share** require any money to be paid at the time the share is *allotted* or at any fixed date, then this money will be treated in the same way as a valid *call* for money on shares which is due on the same date. If this money is not paid, everything in the **Articles** relating to non-payment of *calls* applies. This includes **Articles** which allow **the Company** to *forfeit* or sell shares and to claim interest.

35 Calls can be for different amounts

On or before an *issue* of shares, the **Directors** can decide that **shareholders** may be *called* on to pay different amounts or that they may be *called* on at different times.

36 Paying calls early

The **Directors** can accept payment in advance of some or all of the money from a **shareholder** before he is *called* on to pay that money. The **Directors** can agree to pay interest at a rate fixed by the **Directors** on money paid in advance until it would otherwise be due to **the Company**.

FORFEITING SHARES AND LIENS OVER SHARES

37 Notice following non-payment of a call

Articles 37 to 47 apply if a **shareholder** fails to pay the whole amount of a *call*, or an instalment of a *call*, by the day that it is due. They also apply in the same way to a person who is *entitled to a share by law*. If the whole amount then due has not been paid, the **Directors** can serve a notice on him at any time after the date the payment is due.

38 Contents of the notice

This notice must:

- demand payment of the amount immediately payable, together with any interest and any of **the Company's** expenses caused by the failure to pay which the **Directors** have decided should be claimed from the **shareholder**;
- give a date by when the total referred to immediately above must be paid. This must be at least seven days after the notice is served on the **shareholder**;
- notify him of the restrictions which apply to him under Article 33;
- say where the payment must be made; and
- say that, if the full amount demanded is not paid by the time and at the place stated, **the Company** can *forfeit* the shares on which the *call* or instalment was due.

39 Forfeiture if the notice is not complied with

If the notice is not complied with, the shares that it relates to can be *forfeited* at any time while any amount (including interest and expenses) is still outstanding. This is done by the **Directors** passing a resolution stating that the shares have been *forfeited*. The **Directors** can accept the surrender of any share that would otherwise be *forfeited*.

40 Forfeiture will include unpaid dividends

If any shares are *forfeited*, all dividends which are due on the shares, but not yet paid, will also be *forfeited*.

41 Dealing with forfeited shares

A share *forfeited* or surrendered under Article 39 belongs to **the Company**. The **Directors** can sell or dispose of any *forfeited* share on any terms and in any way that they decide. This can be with or without a credit for any amount previously paid up for the share. It can be sold or disposed of to any person, including the previous **shareholder** or the person who was previously entitled to the share by law. The **Directors** can, if necessary, authorise any person to transfer a *forfeited* share.

42 Cancelling forfeiture

After a share has been *forfeited*, the **Directors** can cancel the *forfeiture*, but they can only do this before the share has been sold or disposed of. This cancellation of *forfeiture* can be done on any terms the **Directors** decide.

43 The position of shareholders after forfeiture

A **shareholder** loses all **rights** in connection with *forfeited* shares and, if the shares are held in *certificated form*, must surrender any certificate for those shares to **the Company** for cancellation. A **shareholder** is still liable to pay *calls* which have been made, but not paid, before the *forfeiture* of his shares. He is also liable to pay interest on the unpaid amount until it is paid. The **Directors** can fix the rate of interest, but it must not be more than 15 per cent. a year. The **shareholder** continues to be liable for all claims and demands which **the Company** could have made relating to the *forfeited* share. He is not entitled to any credit for the value of the share when it was *forfeited* or for money received by **the Company** under Article 40, unless the **Directors** decide to allow credit for all or any of that value.

44 The Company's lien on shares

The Company has a *lien* on all *partly paid shares*. This *lien* has priority over claims of others to the shares. This *lien* is for any money owed to **the Company** for the shares. The **Directors** can decide to give up any *lien* which has arisen and can also decide to suspend any *lien* which would otherwise apply to particular shares.

45 Enforcing the lien by selling the shares

If the **Directors** want to enforce the *lien* referred to in Article 44, they can sell some or all of the shares in any way they decide. The **Directors** can authorise someone to transfer the shares sold, but they cannot sell the shares until all of these conditions are met:

- the money owed by the **shareholder** must be immediately payable;
- the **Directors** must have given a written notice to the **shareholder**. This notice must say how much is due. It must also demand that this money is paid, and say that the **shareholder's** shares will be sold if the money is not paid;
- the notice must have been served on the **shareholder** or on any person who is entitled to the shares by law and can be served in any way that the **Directors** decide; and
- the money has not been paid by at least 14 days after the notice has been served.

46 Using the proceeds of the sale

If the **Directors** sell any shares under Article 45, the net proceeds will first be used to pay off the amount which is then payable to **the Company**. The **Directors** will pay any money left over to the former **shareholder** or to any person who would otherwise be *entitled* to the *shares by law* at the date of sale. **The Company's** *lien* will also apply to any money left over to cover any money still due to **the Company** on the *partly paid shares* but which is not yet payable. **The Company** has the same rights over this money as it had over the shares immediately before they were sold. If the shares are held in *certificated form*, **the Company** need not pay over anything until the certificate representing the shares sold has been delivered to **the Company** for cancellation.

47 Evidence of forfeiture or sale

A **Director**, or the **Secretary**, can make a *statutory declaration* which declares:

- that he is a **Director** or the **Secretary of the Company**;
- that a share has been properly surrendered, *forfeited* or sold to satisfy a *lien* under the **Articles**; and
- when the share was surrendered, *forfeited* or sold.

This will be evidence of these facts which cannot be disputed. If this declaration is delivered to the new holder of a share with any evidence of transfer which is required, this gives the new holder *good title* to the share. The new holder of the share does not need to take any steps to see how any money he may be paying for the share is used. The new **shareholder's** ownership of the share will not be affected if the steps taken to surrender or *forfeit* the share, or the sale or disposal of the share, were invalid or irregular or if anything that should have been done was not done.

CHANGING SHARE RIGHTS

48 Changing the special rights of shares

48.1 If **the Company's share capital** is split into different classes of shares, and if the **legislation** allows this, the *special rights* which are attached to any of these classes can be changed or *abrogated* if this is approved by an *Extraordinary Resolution*. This must be passed at a separate meeting of the holders of the relevant class of shares. This is called a **"class meeting"**. Article 48 is *subject to* what is said in Articles 10 and 11A about varying the rights of the **Preference Shares**.

48.2 The *special rights* of a class of shares can be changed or *abrogated* while **the Company** is a going concern or while **the Company** is being *wound up* (or while its winding up is being considered).

48.3 All the **Articles** relating to General Meetings apply, with any necessary changes, to a class meeting, but with the following changes:

- at least two people who hold (or who act as *proxies* for) at least one third of the total *nominal value* of the **existing shares** of the class are a *quorum*, but if this *quorum* is not present at an *adjourned* meeting, one person who holds shares of the class, or his *proxy*, is a *quorum* other than in respect of the **9¼% Preference Shares** and **9¾% Preference Shares** when two people who hold shares of the relevant class, or his *proxy*, are a *quorum*;
- anybody who is personally present or who is represented by a *proxy* can demand a *poll*; and
- on a *poll*, the holders of shares will have one vote for every share of the class which they hold, but this is *subject to* any *special rights* or restrictions which are attached to any class of shares by the **Articles** or any **rights** which are attached to shares in some other way under the **Articles**.

48.4 This Article 48 also applies to any change or abrogation of *special rights* of shares forming part of a class, unless the terms of those shares require changes to be

approved in some other way. Each part of the class which is being treated differently is treated as a separate class in operating this Article 48.

49 More about the special rights of shares

The *special rights* of **existing shares** are not regarded as changed or *abrogated*:

- if new shares are created or *issued* which *rank* equally with any other **existing shares** when sharing in profits or *assets* of **the Company**; or
- if **the Company** buys back its own shares,

unless the terms of the **existing shares** expressly say otherwise.

TRANSFERRING SHARES

50 Transfer forms

Unless the **Articles** say otherwise and *subject to* the terms of *issue* of any **Preference Shares**, any **shareholder** can transfer some or all of his shares to another person. Every transfer of a share held in *certificated form* must be **in writing** and either in the usual standard form or in any other form approved by the **Directors**. Every transfer of a share held in *uncertificated form* must be made by means of a *relevant system* and must comply with the **Regulations**.

51 More about transfers

51.1 In the case of a transfer of a share held in *certificated form*, the transfer form must be delivered to the office where the **Register** is kept. The transfer form must have duly been stamped and have with it:

- the share certificate(s) for the shares to be transferred; and
- any other evidence which the **Directors** ask for to prove the entitlement of the person wishing to make the transfer.

51.2 However, if a transfer is by a ***recognised clearing house*** or its nominee or by a ***recognised investment exchange***, a share certificate is only needed if a certificate has been issued for the shares in question.

51.3 A share transfer form must be signed, or made effective in some other way, by the person making the transfer. It need not be made effective by that person sealing it.

51.4 In the case of a transfer of a share held in *certificated form* where the share is not a *fully paid share*, a share transfer form must also be signed, or made effective in some other way, by the person the share is being transferred to. It need not be made effective by that person sealing it.

51.5 The person making a transfer will be treated as continuing to be the **shareholder** until the name of the person to whom a share is being transferred is put on the **Register** for that share.

51.6 If **the Company** registers a transfer of a share held in *certificated form*, it may keep the transfer form.

51.7 A transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form.

51.8 No fee is payable to **the Company** for transferring shares or registering changes relating to the ownership of shares.

51.9 Transfers may not be in favour of more than four joint holders.

52 The Company can refuse to register certain transfers

52.1 The **Directors** can refuse to register a transfer of any shares which are held in *certificated form* and which are not *fully paid shares*. They can also refuse to register a transfer of any shares which are held in *uncertificated form* and which are not *fully paid shares*, but only in the circumstances allowed by the **Regulations**. But, if any of those shares have been admitted to the Official List of the **UK Listing Authority**, the **Directors** cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis.

52.2 If the **Directors** decide not to register a transfer of a share, they must notify the person to whom the shares were to be transferred and give reasons for the refusal. This must be done as soon as practicable and in any event no later than two months after **the Company** receives the transfer (where the shares are held in *certificated form*) or two months after **the Company** receives the relevant *Operator-instruction* (where the shares are held in *uncertificated form*). The **Directors** shall provide the person to whom the shares were to be transferred with such further information about the reasons for the refusal as that person may reasonably request.

53 Closing the Register

The **Directors** can decide to suspend the registration of transfers by closing the **Register** except that the **Register** cannot be closed without the consent of the *Operator* in respect of shares which are participating securities under the **Regulations**. This closure can be for part of a day, a day or more than a day. Suspension periods can vary between different classes of shares. The **Register** cannot be closed for more than 30 days a year.

54 Overseas branch registers

The Company can use all the powers that the **legislation** gives it to keep an overseas branch register. The **Directors** can make regulations, and change any regulations previously made by them, relating to this register, as long as the **legislation** allows this.

PERSONS ENTITLED TO SHARES BY LAW

55 When a shareholder dies

55.1 When a sole **shareholder** dies (or a **shareholder** who is the last survivor of joint **shareholders** dies), his legal *personal representatives* will be the only people whom **the Company** will recognise as being *entitled* to his *shares by law*.

55.2 If a **shareholder** who is a joint **shareholder** dies, the remaining joint **shareholder** or **shareholders** will be the only people whom **the Company** will recognise as being *entitled* to his *shares by law*.

55.3 This Article 55 does not discharge the estate of any **shareholder** from any *liability*.

56 Registering personal representatives and so on

A person who becomes *entitled* to a *share by law* can either be registered as the **shareholder** or can select some other person to whom the share should be transferred. The person who is *entitled* to a *share by law* must provide any evidence of his entitlement which is reasonably required by the **Directors**.

57 A person who wants to be registered must give notice

If a person who is *entitled* to a *share by law* wants to be registered as a **shareholder**, he must deliver or send a notice to **the Company** saying that he has made this decision. He must sign this notice which must be in the form specified by the **Directors**. This notice will be treated as a transfer form. All of the provisions of the **Articles** about registering transfers of shares apply to it. The **Directors** have the same power to refuse to register a person *entitled* to *shares by law* as they would have had to refuse to register a transfer by the person who was previously entitled to the shares.

58 A person who wants to have another person registered must use a transfer form

If a person who is *entitled* to a *share by law* wants the share to be transferred to another person, he must do this by signing a transfer form to the person he has selected. The **Directors** have the same power to refuse to register the person selected as they would have had to refuse to register a transfer by the person who was previously entitled to the shares.

59 The rights of people entitled to shares by law

59.1 A person who is *entitled* to a *share by law* is entitled to any dividends or other money relating to the share, even though he is not registered as the holder of that share. But the **Directors** can withhold the dividend and other money until a person has been properly registered as the **shareholder** as laid down in the **Articles**. They can also withhold the dividend if the person who was previously entitled to the share could have had his dividend withheld.

59.2 Unless he is registered as the holder of the share, the person *entitled* to a *share by law* is not entitled to:

- receive notices of **shareholders meetings** or to attend or vote at these meetings; or
- any of the other rights and benefits of being a **shareholder**,

unless the **Directors** decide to allow this.

SHAREHOLDERS WHO CANNOT BE TRACED

60 Shareholders who cannot be traced

60.1 **The Company** can sell any shares at the best price reasonably obtainable if:

- during the 12 years before the earliest of the advertisements referred to in the next point, at least three dividends have been paid and no dividend during that period has been claimed;
- on or after the expiry of this 12 year period, **the Company** announces that it intends to sell the shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address of the **shareholder** or person entitled to shares by law or the address held by **the Company** for serving notices relating to the shares;
- during this 12 year period and for three months after the last of these advertisements appears, **the Company** has not heard from the **shareholder** or any person who is entitled to the *shares by law*; and
- **the Company** has notified the **UK Listing Authority** that it intends to sell the shares.

60.2 To sell any shares in this way, **the Company** can appoint any person to effect a transfer of the shares. This transfer will be just as effective as if it had been effected by the registered holder of the shares or by a person who is *entitled* to the *shares by law*. The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way.

60.3 The net sale proceeds (called the "**money**" in this Article 60) belong to **the Company** until claimed under this Article 60, but, unless and until the money has been forfeited under Article 60.5, it must pay the money to the **shareholder** who could not be traced, or to the person who would have been entitled to his *shares by law*, if that **shareholder**, or that other person, asks for it.

60.4 After the sale, **the Company** must record the name of that **shareholder**, or (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 60.5. **The Company** will not be a trustee of the money and will not be liable to pay interest on it. **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in the shares of any ***holding company*** of **the Company.**

60.5 If no valid claim for the money has been received by **the Company** under Article 60.3 during a period of six years from the date on which the relevant shares were sold by **the Company** under this Article 60, the money will be *forfeited* and will belong to **the Company.**

61 Issue and Sale of Unclaimed Shares

61.1 In this Article 61.1, "**Unclaimed Shares**" means shares in **the Company** which were or are *issued* in return for the cancellation of shares in **Halifax Group** under the **Halifax Group Scheme** which themselves were or are *issued* in return for the cancellation of shares in **Halifax** under the **Scheme** which were or are themselves *issued* in connection with the transfer of the business of Halifax Building Society to **Halifax** (either before the **Vesting Day** or under Article 61.1.6) which have not been claimed by the person entitled to them under the **Transfer Agreement** effecting the transfer of the business of Halifax Building Society to **Halifax** or, if that person has died, by the person *entitled* to the *shares by law*.

61.1.1 **The Company** can sell any Unclaimed Shares at the best price reasonably obtainable if:

- during the three years following the **Vesting Day**, no person has given notice to **Halifax**, **Halifax Group** or **the Company** or to the registered holder of the Unclaimed Shares, that he is entitled to claim those shares;
- on or after the expiry of this three year period **Halifax Group** or **Halifax** announces that it intends to sell the shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address held by Halifax Building Society of the person entitled to the shares;
- during this three year period and for three months after the last of these advertisements appears, neither **Halifax Group**, **Halifax** nor **the Company** has received a claim for the shares together with registration details in a form satisfactory to **the Company**, from the person entitled to the shares; and
- **the Company** has notified the **UK Listing Authority** that it intends to sell the shares.

61.1.2 To sell the shares in this way, any person who is the registered holder for and on behalf of the person entitled to the Unclaimed Shares which **the Company** is proposing to sell shall, at the request of **the Company**, effect a transfer of those shares to any other person in accordance with **the Company's** instructions. If that person fails to effect the transfer at the request of **the Company**, **the Company** can appoint any person to effect a transfer of the shares. A transfer effected by a person appointed by **the Company** will be just as effective as if it had been effected by the registered holders of the shares. The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way.

61.1.3 The net sale proceeds (called the "**money**" in this Article 61.1) belong to **the Company** until claimed under this Article 61.1, but, unless and until the money has been *forfeited* under Article 61.1.5, it must pay the money to the person who would have been entitled to claim the shares or would have been *entitled* to his *shares by law*, if the relevant person asks for it.

61.1.4 After the sale, **the Company** must record the name of the person entitled to claim the shares as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 61.1.5. **The Company** will not be a trustee of the money and will not be liable to pay interest on it. **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in those of any ***holding company*** of **the Company**.

61.1.5 If no valid claim for the money has been received by **the Company** under Article 61.1.3 during a period of nine years from the date on which the relevant Unclaimed Shares were sold by **the Company** under Article 61.1, the money will be *forfeited* and will belong to **the Company**.

61.1.6 The **Directors** may *issue fully paid* **Ordinary Shares** at any time in order to satisfy a valid claim for shares by a person entitled to them under the **Transfer Agreement** or, if that person has died, by the person *entitled* to *those shares by law*. When *issuing* these shares, the **Directors** may *capitalise* a sufficient sum to pay up the shares in full from any of **the Company's** *reserves* or from funds which **the Company** is holding as net profit and Article 147.2 shall not apply to this capitalisation. The power to *issue* and pay up these shares is *subject to* the **Directors** having the necessary authority under Article 21 to *allot* a sufficient number of relevant securities.

61.2 In this Article 61.2, **"Unclaimed Preference Shares"** means any **$6^{1}/_{8}$% Preference Shares** which are *issued* to the person appointed as trustee for the Unclaimed Preference Shares (or a nominee for such person) in return for the cancellation or transfer of shares in **Halifax** which were issued in connection with a transfer of the business of the Birmingham Midshires building society to **Halifax**, either on or before the date on which the business of that building society vested in **Halifax** in accordance with Section 97 of the Building Societies Act 1986, which have not been claimed by the person entitled to them under the transfer agreement effecting the transfer of the business of the Birmingham Midshires building society to **Halifax** under Section 97 or, if that person has died, by the person entitled to the shares by law.

61.2.1 **The Company** can sell any Unclaimed Preference Shares at the best price reasonably obtainable if:

- during the three years following 19 April 1999, no person has given notice to **the Company** or **Halifax** or to the registered holder of the Unclaimed Preference Shares, that he is entitled to claim those Preference Shares;
- on or after the expiry of this three year period, **the Company** announces that it intends to sell the Unclaimed Preference Shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address held by the relevant building society of the person entitled to those Preference Shares;

- during the three year period and for three months after the last of these advertisements appears, **the Company** or **Halifax** has not received a claim for those Preference Shares together with registration details in a form satisfactory to **the Company**, from the person entitled to them; and

- **the Company** has notified the **UK Listing Authority** that it intends to sell the Unclaimed Preference Shares.

61.2.2 To sell the Unclaimed Preference Shares in this way, any person who is the registered holder for and on behalf of the person entitled to the Unclaimed Preference Shares which **the Company** is proposing to sell must, at the request of **the Company**, effect a transfer of those Preference Shares to any other person in accordance with **the Company's** instructions. If that person fails to effect the transfer at the request of **the Company**, **the Company** can appoint any person to effect a transfer of the **6[1]/8% Preference Shares**. A transfer effected by a person appointed by **the Company** will be just as effective as if it had been effected by the registered holders of the shares. The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way.

61.2.3 The net sale proceeds (called the "**money**" in this Article 61.2) belong to **the Company** until claimed under this Article 61.2, but, unless and until the money has been forfeited under Article 61.2.5, it must pay the money to the person who would have been entitled to claim the **6[1]/8% Preference Shares** or would have been entitled to the shares by law, if the relevant person claims it.

61.2.4 After the sale, **the Company** must record the name of the person entitled to claim the shares as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 61.2.5. **The Company** will not be a trustee of money and will not be liable to pay interest on it. **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in those of any ***holding company*** of **the Company**.

61.2.5 If no valid claim for the money has been received by **the Company** or **Halifax** under Article 61.2.3 during a period of nine years from the date on which the relevant Unclaimed Preference Shares were sold by **the Company** under this Article 61.2, the money will be forfeited and will belong to **the Company**.

61.2.6 The **Directors** may *issue* fully paid **6[1]/8% Preference Shares** at any time in order to satisfy a claim for 6[1]/8% preference shares in **Halifax** by a person who, but for an error in the records of the relevant building society, would have been entitled to them under the relevant transfer agreement or, if that person has died, by the person entitled to those shares by law. When issuing the **6[1]/8% Preference Shares**, the **Directors** may *capitalise* a sufficient sum to pay up the **6[1]/8% Preference Shares** in full from any of **the Company's** *reserves* or from funds which **the Company** is holding as net profit and Article 10.1 or 147.2 shall not apply to this capitalisation. The

power to *issue* and pay up the **Preference Shares** is *subject to* **the Directors** having the necessary authority to *allot* a sufficient number of relevant securities.

GENERAL MEETINGS

62 The Annual General Meeting

The Company must hold an Annual General Meeting in accordance with the **legislation**. The **Directors** will decide when and where to hold the Annual General Meeting.

63 Convening General Meetings other than Annual General Meetings

63.1 The **Directors** can convene a General Meeting other than an Annual General Meeting at any time.

63.2 General Meetings must also be called promptly in response to a *requisition* by **shareholders** under the **legislation** or, in default may be convened by such requisitionists as provided by the **legislation**.

63.3 The **Directors** shall comply with the **legislation** regarding the giving and the circulation, on the *requisition* by **shareholders**, of notices of resolutions and of statements with respect to matters relating to any resolution to be proposed or business to be dealt with at any General Meeting.

63.4 A General Meeting may also be convened in accordance with Article 112.

64 Notice of meetings

64.1 At least 21 **clear days'** notice must be given for every Annual General Meeting. For every other General Meeting, at least 14 **clear days'** notice must be given. However, a shorter period of notice can be given:

- for an Annual General Meeting, if all the *members* who are entitled to attend and vote agree; or
- for other General Meetings, if a majority of the *members* agree and those members hold at least 95 per cent. in *nominal value* of the shares giving a right to attend and vote at the meeting.

64.2 Any notice of meeting (including any notice given by website) must include:

- a statement of where the meeting is to be held;
- the date and time of the meeting;
- a statement of whether the meeting will be an Annual General Meeting;
- the general nature of the business of the meeting;
- a statement of whether any resolution will be proposed as a *Special Resolution* or *Extraordinary Resolution*; and
- a statement that a **shareholder** who can attend and vote can appoint one or more *proxies* (who need not be **shareholders**) to *exercise* all or any rights to attend, speak and vote for him provided that where more than one

proxy is appointed, such *proxy* is appointed to *exercise* the **rights** attached to a different share or shares held by him.

64.3 Notices of meetings must be given to the **shareholders** unless the **Articles** say they are not entitled to receive them from **the Company**. Notice must also be given to every **Director** and the **Auditors**.

64.4 If the notice of meeting is made available by means of a website, it must be available until the conclusion of the meeting.

64.5 Business which is not referred to in the notice of a General Meeting shall not be transacted at that General Meeting.

65 A General Meeting can be moved at short notice

If the **Directors** consider that it is impracticable, or unreasonable, to hold a General Meeting at the place stated in the notice calling the meeting, they can move or postpone the meeting (or do both). If the **Directors** do this, an announcement of the date, time and place of the rearranged meeting will, if practicable, be published in at least two **United Kingdom** national newspapers. Notice of the business of the meeting does not need to be given again. The **Directors** must take reasonable steps to ensure that any **shareholder** trying to attend the meeting at the original time and place is informed of the new arrangements. If a meeting is rearranged in this way, *proxy forms* can be delivered, in the way required by Article 87, until 48 hours before the time of the rearranged meeting. The **Directors** can also move or postpone the rearranged meeting, or both, under this Article 65.

PROCEEDINGS AT GENERAL MEETINGS

66 The chairman of a meeting

66.1 The **Chairman** will be the chairman of the meeting at every General Meeting, if he is willing and able to take the chair.

66.2 If **the Company** does not have a **Chairman**, or if he is not willing and able to take the chair, a Vice Chairman will chair the meeting if he is willing and able to take the chair. If more than one Vice Chairman is present they will agree between themselves who will take the chair and if they cannot agree, the Vice Chairman who has been a **Director** longest will take the chair.

66.3 If **the Company** does not have a **Chairman** or a Vice Chairman, or if neither the **Chairman** nor a Vice Chairman is willing and able to chair the meeting, after waiting five minutes from the time that a meeting is due to start, the **Directors** who are present will choose one of themselves to act as chairman of the meeting. If there is only one **Director** present, he will be the chairman of the meeting, if he agrees.

66.4 If there is no **Director** willing and able to be the chairman of the meeting, then the **shareholders** who are personally present at the meeting and entitled to vote will decide which one of them is to be the chairman of the meeting.

66.5 To avoid any doubt, nothing in the **Articles** restricts or excludes any of the powers, or rights of a chairman of a meeting which are given by the general law.

67 Security and other arrangements at General Meetings

Either the chairman of a meeting or the **Secretary** can take any action he considers appropriate for:

- the safety of people attending a General Meeting;
- proper and orderly conduct at a General Meeting; or
- the meeting to reflect the wishes of the majority.

68 Overflow meeting rooms

The **Directors** can arrange for any people who they consider cannot be seated in the main meeting room, where the chairman of the meeting will be, to attend and take part in a General Meeting in an overflow room or rooms. Any overflow room will have a live video link from the main room and a two-way sound link. The notice of the meeting does not have to give details of any arrangements under this Article 68. The **Directors** can decide on how to divide people between the main room and any overflow room. If any overflow room is used, the meeting will be treated as being held and taking place in the main room.

69 The quorum needed for meetings

Before a General Meeting starts to do business, there must be a *quorum* present. If there is not, the meeting cannot carry out any business. Unless the **Articles** say otherwise, a *quorum* for all purposes is two **qualifying persons** who are entitled to vote unless:

- each is a **qualifying person** only because he is authorised to act as the *company representative* in relation to the meeting and they are representatives of the same **company**; or
- each is a **qualifying person** only because he is appointed as *proxy* of a **shareholder** in relation to the meeting and they are *proxies* of the same **shareholder**.

70 The procedure if there is no quorum

This Article 70 applies if a *quorum* is not present within five minutes of the time fixed for a General Meeting to start or within any longer period which the chairman of the meeting may decide. If the meeting was called by **shareholders** it shall be dissolved. Any other meeting shall be *adjourned* to any day, time and place stated in the notice of meeting. If the notice does not provide for this, the meeting shall be *adjourned* to a day, time and place decided on by the chairman of the meeting.

71 Adjourning meetings

71.1 The chairman of a meeting can *adjourn* the meeting, before or after it has started, and whether or not a *quorum* is present, if he considers that:

- there is not enough room for the number of **shareholders** who wish to attend the meeting;
- the behaviour of the people present prevents, or is likely to prevent, the business of the meeting being carried out in an orderly way; or

- an *adjournment* is necessary for any other reason, so that the business of the meeting can be properly carried out.

The chairman of the meeting does not need the consent of the meeting to *adjourn* it for any of these reasons to a time, date and place which he decides. He may also *adjourn* the meeting to a later time on the same day or indefinitely. If a meeting is *adjourned* indefinitely, the **Directors** will fix the time, date and place of the *adjourned* meeting.

71.2 The chairman of a meeting can also *adjourn* a meeting which has a *quorum* present if this is agreed by the meeting. This can be to a time, date and place proposed by the chairman of the meeting or the *adjournment* can be indefinite. The chairman of the meeting must *adjourn* the meeting if the meeting directs him to. In these circumstances the meeting will decide how long the *adjournment* will be and where it will *adjourn* to. If a meeting is *adjourned* indefinitely, the **Directors** will fix the time, date and place of the *adjourned* meeting.

71.3 Meetings can be *adjourned* more than once. However, if a meeting is *adjourned* for at least 30 days or indefinitely, at least 14 **clear days'** notice must be given for the *adjourned* meeting in the same way as was required for the original meeting. If a meeting is *adjourned* for less than 30 days, there is no need to give notice of the *adjourned* meeting or of the business to be considered there.

71.4 A reconvened meeting can only deal with business that could have been dealt with at the meeting which was *adjourned*.

72 Amending resolutions

72.1 Amendments can be proposed to any resolution if they are clerical amendments or amendments to correct some other obvious error in the resolution.

72.2 No other amendments can be proposed to any *Special Resolution* or *Extraordinary Resolution*.

72.3 Amendments to an *Ordinary Resolution* which are within the scope of the resolution can be proposed if:

- notice of the proposed amendment is delivered to the **Registered Office** at least two **working days** before the day of the meeting, or *adjourned* meeting; or
- the chairman of the meeting decides that the amendment is appropriate for consideration by the meeting.

No other amendment can be proposed to an *Ordinary Resolution*.

72.4 If the chairman of a meeting, acting in good faith, rules an amendment out of order, any error in that ruling will not affect the validity of a vote on the original resolution.

VOTING PROCEDURES

73 How votes are taken

73.1 If a resolution is put to the vote at a General Meeting, it will be decided by a *show of hands*, unless before or immediately after, the result of the *show of hands* is

declared by the chairman of the meeting or on the withdrawal of any other demand for a *poll*, a *poll* is demanded by:

- the chairman of the meeting;
- at least five **shareholders** present in person or by *proxy* having the right to vote on the resolution; or
- one or more **shareholders** present in person or by *proxy* representing in aggregate not less than ten per cent. of the voting rights of all **shareholders** having the right to vote on the resolution (excluding any voting rights attached to any shares held as treasury shares); or
- one or more **shareholders** present in person or by *proxy* holding shares conferring the right to vote on the resolution on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right (excluding shares conferring a right to vote on the resolution which are held as treasury shares).

73.2 A *proxy form* gives the *proxy* the authority to demand a *poll* or to join others in demanding one. A demand for a *poll* made by a *proxy* for a **shareholder** is treated in the same way as a demand by the **shareholder** himself.

73.3 A demand for a *poll* can be withdrawn if the chairman of the meeting agrees to this. If a *poll* is demanded, and this demand is then withdrawn, any declaration by the chairman of the meeting of the result of a vote on that resolution by a *show of hands*, which was made before the *poll* was demanded, will stand.

74 How a poll is taken

74.1 If a *poll* is demanded in the way allowed by the **Articles**, the chairman of the meeting decides where, when and how it will be carried out. The result is treated as the decision of the meeting where the *poll* was demanded, even if the *poll* is carried out after the meeting.

74.2 The chairman of a meeting can do any one or more of the following:

- decide that a ballot or voting papers or tickets will be used;
- appoint scrutineers (who need not be **shareholders**); and
- *adjourn* the meeting to a day, time and place which he decides on for the result of the *poll* to be declared.

74.3 If a *poll* is called, a **shareholder** can vote either personally or by his *proxy*. If a **shareholder** votes on a *poll*, he does not have to use all of his votes, nor does he have to cast all of his votes in the same way.

75 Where there cannot be a poll

A *poll* is not allowed on a vote to elect a chairman of a meeting. Nor is a *poll* allowed on a vote to *adjourn* a meeting, unless the chairman of the meeting demands a *poll*.

76 A meeting continues after a poll is demanded

A demand for a *poll* on a particular matter does not stop a meeting from continuing and dealing with other matters.

77 Timing of a poll

A *poll* to *adjourn* the meeting must be taken immediately at the meeting. Any other *poll* can either be taken immediately at the meeting or within 30 days and at a place decided on by the chairman of the meeting. No notice is required for a *poll* which is not taken immediately.

78 The chairman of meeting's casting vote

If the votes are equal either on a *show of hands* or a *poll*, the chairman of the meeting is entitled to a further casting vote in addition to any other vote or votes to which he may be entitled.

79 The effect of a declaration by the chairman of the meeting

The following applies when there is a vote on a *show of hands* and no *poll* is demanded (or any demand for a *poll* is withdrawn). Any of the following declarations by the chairman of the meeting which is entered in the minute book is conclusive proof that:

- a resolution has been carried;
- a resolution has been carried unanimously;
- a resolution has been carried by a particular majority;
- a resolution has been lost; or
- a resolution has been lost by a particular majority.

There is no need to prove the number, or proportion, of votes recorded for or against a resolution.

VOTING RIGHTS

80 The votes of shareholders

When a **shareholder** is entitled to attend a meeting and vote, he has only one vote on a *show of hands*. A *proxy* (other than the chairman of the meeting in his capacity as a *proxy*) can vote on a *show of hands* but does not have more than one vote even if he is also a **shareholder** himself or is a *proxy* for more than one person. When there is a *poll*, a **shareholder** (or his *proxy*) who is entitled to be present and to vote has one vote for every share which he holds. This is *subject to* any *special rights* or restrictions which are given to any class of shares by, or under, the **Articles**.

81 Shareholders who owe money to the Company

Unless the **Articles** say otherwise, the only people who can attend or vote at General Meetings are **shareholders** who have paid **the Company** all *calls* and all other sums relating to their shares which are due at the time of the meeting (or their *proxies*). This applies both to attending a meeting personally and to appointing a *proxy*.

82 Failure to comply with a notice under Section 793 of the CA 2006

82.1 This Article 82 applies if any **shareholder**, or any person appearing to be interested in shares held by **that shareholder**, has been properly served with a notice under Section 793 of the **CA 2006**, requiring information about interests in shares, and has failed for a period of 14 days to supply to **the Company** the information required by that notice. Then, unless the **Directors** otherwise decide, the **shareholder** is not, for as long as the failure continues, entitled to attend or vote either personally or by *proxy* at a **shareholders meeting** or to *exercise* any other right in relation to **shareholders meetings** as holder of:

- the shares in relation to which the default occurred (called "**default shares**");
- any further shares which are *issued* in respect of default shares; and
- any other shares held by the **shareholder** holding the default shares.

82.2 Any person who acquires shares *subject to* restrictions under Article 82.1 is *subject to* the same restrictions, unless:

- the transfer was an approved transfer (see Article 82.8); or
- the transfer was by a **shareholder** who was not himself in default in supplying the information required by the notice under Article 82.1 and a certificate in accordance with Article 82.3 is provided.

82.3 If the default shares represent 0.25 per cent. or more of the **existing shares** of a class, the **Directors** can in their absolute discretion by notice (called a "**direction notice**") to the **shareholder** direct that:

- any dividend or part of a dividend or other money which would otherwise be payable on the default shares shall be retained by **the Company** without any *liability* to pay interest when such money is finally paid to the **shareholder**; and/or
- the **shareholder** shall not be entitled to elect to receive shares in place of dividends; and/or
- no transfer of any of the shares held by the **shareholder** in *certificated form* and, so far as it is permitted by the **Regulations**, no transfer of the shares held by the **shareholder** in *uncertificated form* shall be registered or effected, unless either:
    - the transfer is an approved transfer (see Article 82.8); or
    - the **shareholder** is not himself in default as regards supplying the information required, and in this case:
        - the transfer is of part only of his holding; and
        - when presented for registration, the transfer is accompanied by a certificate given by the **shareholder**. This certificate must be in a form which is satisfactory to the **Directors** and state that, after due and careful enquiry, the **shareholder** is

satisfied that none of the shares included in the transfer are default shares.

82.4 **The Company** must send a copy of the direction notice to each other person who appears to be interested in the shares covered by the notice but, if it fails to do so, this does not invalidate the direction notice.

82.5 A direction notice has the effect which it states while the default resulting in the notice continues. It ceases to apply when the **Directors** decide (which they must do within one week of the default being cured, otherwise it ceases to apply anyway). **The Company** must give the **shareholder** immediate written notice of the **Directors'** decision.

82.6 A direction notice also ceases to apply to any shares which are transferred by a **shareholder** in a transfer which would be permitted under Article 82.3 even where a direction notice restricts transfers.

82.7 For the purposes of this Article 82 a person is treated as appearing to be interested in any shares if the **shareholder** holding those shares has been served with a notice under Section 793 of the **CA 2006** and:

- the **shareholder** has named that person as being so interested; or
- (after taking into account the response of the **shareholder** to that notice and any other relevant information) **the Company** knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

82.8 For the purposes of this Article 82, a transfer of shares is an "**approved transfer**" if:

- it is a transfer of shares to an offeror under an acceptance of a takeover offer (as defined in Part 28 of the **CA 2006**); or
- the **Directors** are satisfied that the transfer is made in connection with a sale, in good faith, of the whole of the beneficial ownership of the shares to a party unconnected with the **shareholder** or with any person appearing to be interested in the shares. This includes such a sale made through the **London Stock Exchange** or any other stock exchange outside the **United Kingdom** on which **the Company's** shares are normally traded. For this purpose any associate (as that term is defined in Section 435 of the Insolvency Act 1986) is included in the class of persons who are connected with the **shareholder** or any person appearing to be interested in the shares.

82.9 This Article 82 does not restrict in any way the provisions of the **CA 2006** which apply to failures to comply with notices under Section 793 of the **CA 2006** and in particular, **the Company** may apply to the court under Section 794(1) of the **CA 2006** whether or not the provisions in this Article 82 apply or have been applied.

83 Votes of shareholders who are of unsound mind

This Article 83 applies where:

- a **shareholder** is of unsound mind; and

- a court which claims jurisdiction to protect people who are unable to manage their own affairs has made an order about the **shareholder**.

The person or people appointed to act for the **shareholder** can vote for the **shareholder** and *exercise* other **rights** at General Meetings. This includes appointing a *proxy*, voting on a *show of hands* and voting on a *poll*. However, it only applies if any evidence which the **Directors** may require of the authority of the person or people appointed to act for the **shareholder** to do these things is delivered to the office where the **Register** is kept at least 48 hours before the relevant meeting (or *adjourned* meeting).

84 The votes of joint holders

This Article 84 applies to a share held by joint **shareholders**. If more than one of the joint **shareholders** votes, the only vote which will count is the vote of the person who is the first named on the **Register** of the voting joint **shareholders** for that share.

85 Completing proxy forms

85.1 A *proxy form* can be in any form (including **electronic form**) which the **Directors** approve.

85.2 *Subject to* Article 86, a *proxy form* must be **in writing**. A *proxy form* given by an individual must be signed by the **shareholder** appointing the *proxy* or by an *attorney* who has been properly appointed **in writing**. If a *proxy* is appointed by a **company**, the *proxy form* should be either sealed with **the company's** seal or signed by an *officer* or an *attorney* who is properly authorised to act on behalf of **the company**. Signatures need not be witnessed.

85.3 A **shareholder** may appoint more than one *proxy* in relation to a General Meeting, provided that each *proxy* is appointed to *exercise* the **rights** attached to a different share or shares held by him and if he does, he shall specify the number of shares in respect of which each *proxy* is entitled to *exercise* the related votes.

85.4 If a **shareholder** appoints more than one *proxy* and the *proxy forms* appointing those *proxies* would give those proxies the apparent right to *exercise* votes on behalf of the **shareholder** in a General Meeting over more shares than are held by the **shareholder**, then each of those *proxy forms* will be invalid and none of the *proxies* so appointed will be entitled to attend, speak or vote at the General Meeting.

85.5 A *proxy* need not be a **shareholder**.

86 Electronic proxies

The **Directors** may allow a *proxy* to be appointed by **electronic means**, *subject to* any limitations, conditions or restrictions that they decide. Such appointment shall be delivered **to the Company** in a manner specified by the **Directors**. If, and to the extent that, they decide to allow appointments to be made in this way, provisions of the **Articles** which are inconsistent with this method of appointment shall be of no effect in relation to those appointments. The **Directors** may require any evidence they think appropriate to satisfy themselves that an appointment by **electronic means** is authentic.

87 Delivering proxy forms

87.1 A *proxy* form:

- must be delivered to a **proxy notification address** not less than 48 hours before the time fixed for holding the meeting or *adjourned* meeting;
- in the case of a *poll* taken more than 48 hours after it was demanded, must be delivered to a **proxy notification address** not less than 24 hours before the time fixed for the taking of the *poll*; or
- in the case of a *poll* which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded must be delivered to:
  - a **proxy notification address** not less than 48 hours before the time fixed for holding the meeting; or
  - a **proxy notification address** by such time as the chairman of the meeting may direct at the meeting at which the *poll* is demanded.

87.2 If a *proxy form* is signed by an *attorney*, the *power of attorney* or other authority relied on to sign it (or a copy which has been certified by a notary or an *office copy*) must be delivered with the *proxy form*, unless the *power of attorney* has already been registered with **the Company**.

87.3 If Article 82 is not complied with, the *proxy* will not be able to act for the person who appointed him.

87.4 If a *proxy form* which relates to several meetings has been properly delivered for one meeting, or *adjourned* meeting, it does not need to be delivered again for any later meeting which the *proxy form* covers.

88 Revocation of proxies

88.1 Any vote cast in the way a *proxy form* authorises or any demand for a *poll* made by a *proxy* will be valid even though:

- the person who appointed the *proxy* has died or is of unsound mind;
- the *proxy form* has been *revoked*; or
- the authority of the person who signed the *proxy form* for the **shareholder** has been *revoked*.

However, this does not apply if written notice of the fact has been received at a **proxy notification address**:

- 48 hours before the time fixed for holding the meeting or *adjourned* meeting;
- in the case of a *poll* taken more than 48 hours after it was demanded, not less than 24 hours before the time fixed for the taking of the *poll*;

- in the case of a *poll* which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded, before the time fixed for the taking of the *poll*.

89 Proxies speaking at meetings

A *proxy* shall be entitled to speak at a meeting.

90 Company representatives

90.1 A **corporation** which is a **shareholder** can authorise any person to act as its representative at any **shareholders meeting** which it is entitled to attend. This person is called a "**company representative**". The directors of that corporation must pass a resolution to appoint the *company representative*. If the governing body of that corporation is not a board of directors, the resolution can be passed by its governing body.

90.2 The **Directors** can require evidence of the authority of a *company representative*.

90.3 Any vote cast by a *company representative* and any demand by him for a *poll* is valid even though he is, for any reason, no longer authorised to represent the corporation. However, this does not apply if written notice of the fact that he is no longer authorised has been received at the office where the **Register** is kept before the deadline which applies to notice of revocation of *proxies* under Article 88.

91 Challenging votes

Any objection to the right of any person to vote must be made at the meeting (or *adjourned* meeting) or *poll* at which the vote is cast. If a vote is not disallowed at a meeting or *poll*, it is valid for all purposes. Any objection must be raised with the chairman of the meeting. His decision is final.

DIRECTORS

92 The number of Directors

There must be at least 10 **Directors**. *Subject to* there being at least two **Directors**, the **shareholders** can vary this minimum, or impose a maximum, by passing an *Ordinary Resolution*.

93 Directors' fees and expenses

The total fees paid to all of the **Directors** (but excluding any payments made under Articles 94, 95 or 96) must not exceed:

- £4,000,000 a year; or
- any higher sum decided on by an *Ordinary Resolution* at a General Meeting.

93.1 Unless an *Ordinary Resolution* is passed saying otherwise, the fees will be divided between some or all of the **Directors** in the way that they decide. If they fail to decide, the fees will be shared equally by the **Directors**, except that any **Director** holding office as a **Director** for only part of a year is only entitled to a pro rata share covering that part of the year.

93.2 **Directors** are not entitled to receive a pension from **the Company** simply because they are acting as **Directors**. A **Director** may only receive a pension if he is also an *officer*, executive or employee of **the Company**.

94 Other remuneration

94.1 The **Directors** can award other remuneration in addition to that paid under Article 93 to any **Director** who:

- holds any executive post;
- acts as **Chairman** or Vice Chairman;
- serves on any committee of the **Directors**; or
- performs any other services which the **Directors** consider to extend beyond the ordinary duties of a **Director**.

94.2 This other remuneration can take the form of salary, commission or other benefits or can be paid in some other way.

95 Directors' expenses

In addition to any fees or expenses paid under Articles 93 or 94, the **Directors** can also repay to a **Director** all reasonable expenses incurred:

- to attend and return from General Meetings;
- to attend and return from **Directors'** meetings;
- to attend and return from meetings of committees of the **Directors**; or
- in other ways in connection with **the Company's** business.

96 Directors' pensions and other benefits

As long as there is no conflict with Article 93.2, it is entirely for the **Directors** to decide whether to award:

- pensions;
- annual payments;
- gratuities; or
- other allowances or benefits

to any people who are, or who were, **Directors**. The **Directors** can decide to contribute to any scheme or fund or to pay premiums to a third party for these purposes.

97 Appointing Directors to various posts

97.1 The **Directors** can appoint any **Director** as **Chairman** or Vice Chairman or to any executive position they decide on. As far as the **legislation** allows this, they can decide on how long these appointments will be for and on their terms. They can also vary or end such appointments.

97.2 A **Director** who holds an executive appointment will automatically cease to be a **Director** if he no longer holds any executive appointment and the other **Directors** resolve that he should stop being a **Director**. An executive appointment means any paid employment or office (other than as a **Director**) with **the Company** or any of its ***holding companies*** or *subsidiary undertakings*. If a person ceases to be a **Director** because of this Article 97.2, this does not prejudice any claim for breach of contract against **the Company** which may otherwise apply.

97.3 The **Directors** can give a **Director** appointed to an executive post any of the powers which they jointly have as **Directors**. These powers can be given on terms and conditions decided on by the **Directors** either in parallel with, or in place of, the powers of the **Directors** acting jointly. The **Directors** can change the basis on which such powers are given or withdraw such powers from the executive.

CHANGING DIRECTORS

98 Retiring by rotation

At every Annual General Meeting one-third of the current **Directors** must retire as **Directors**. If one-third is not a whole number, the number of **Directors** to retire is the number which is nearest to, but smaller than, one-third. No **Director** shall continue to hold office as a **Director** after the third Annual General Meeting following his election or re-election, as the case may be, without submitting himself for re-election at the said third Annual General Meeting. See also Articles 103.1 and 103.2.

99 Selecting the Directors to retire by rotation

This Article 99 states which **Directors** must retire at an Annual General Meeting under Article 98:

- first, any Director who wants to retire at the meeting, and who does not want to be re-elected;
- secondly, any Director who has not been elected or re-elected at either of the last two Annual General Meetings; and
- finally, those **Directors** who have been **Directors** longest since they were last elected. If there are **Directors** who were last elected on the same date, they can agree on who is to retire. If they do not agree, they must draw lots to decide.

100 Re-electing a Director who is retiring

100.1 At the General Meeting at which a **Director** retires the **shareholders** can pass an *Ordinary Resolution* to re-elect the **Director** or to elect some other eligible person in his place.

100.2 A **Director** retiring at a General Meeting retires at the end of that meeting unless the **legislation** requires him to retire at some other time. Where a retiring **Director** is re-elected he continues as a **Director** without a break.

101 Election of two or more Directors

A single resolution for the election of two or more **Directors** is void unless the putting of the resolution in this form has been approved by an earlier procedural vote taken at the General Meeting, with no votes cast against.

102 People who can be Directors

Only the following people can be elected as **Directors** at a General Meeting:

- a **Director** who is retiring at the meeting;
- a person who is recommended by the **Directors**; or
- any other person who has been proposed for election or re-election. In this case, a notice must be delivered to the **Registered Office** by a **shareholder** entitled to attend and vote at the meeting at least seven days before the meeting but not more than 42 days before. The person nominated must confirm **in writing** that he is willing to be elected and his confirmation must be included with the notice.

103 The power to fill vacancies and appoint extra Directors

103.1 The **Directors** can appoint any person as an extra **Director** or as a replacement for another **Director**. Any Director appointed in this way must retire at the first Annual General Meeting after his appointment. At this Annual General Meeting he can be elected by the **shareholders** as a **Director**. A **Director** who retires in this way is not taken into account in deciding which and how many **Directors** should *retire by rotation* at the Annual General Meeting (see Article 99).

103.2 At a General Meeting, the **shareholders** can also pass an *Ordinary Resolution*:

- to fill a vacancy where a **Director** has stopped being a **Director** for some reason; or
- to appoint an extra **Director**.

104 Removing and appointing Directors by an Ordinary Resolution

104.1 The **shareholders** can pass an *Ordinary Resolution* to remove a **Director**, even though his time in office has not ended. This applies despite anything else said in the **Articles** or in any agreement between **the Company** and any **Director**. Special notice of the resolution must be given to **the Company** as required by the **legislation**. But if a **Director** is removed in this way, it will not affect any claim which he may have for damages for breach of any contract of service he may have with **the Company**.

104.2 The **shareholders** can pass an *Ordinary Resolution* to appoint a person to replace a **Director** who has been removed in this way. A person appointed under this Article 104.2 to replace a **Director** who has been removed retires by rotation under Article 98 when the Director he replaces would have been due to retire. If no **Director** is appointed under this Article 104.2, the vacancy can be filled under Article 103.

105 When Directors are disqualified

Any **Director** automatically stops being a **Director** in any one or more of the following circumstances:

- if he is an executive director and his appointment as an executive director is terminated or expires and the other **Directors** resolve that he should stop being a **Director**;
- if a bankruptcy order is made against him;
- if he makes any arrangement or composition with his creditors or applies for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;
- if he becomes of unsound mind;
- if he has missed **Directors'** meetings for a continuous period of six months, without permission from the **Directors**, and the **Directors** pass a resolution stating that he has ceased to be a **Director**;
- if he is prohibited from being a **Director** under the **legislation**;
- if he gives **the Company** a letter of resignation; or
- if at least 75 per cent. of the **Directors** pass a resolution, or sign a notice, requiring the **Director** to resign. He will stop being a **Director** when the notice is served on him. But if a **Director** is removed in this way this is an act of **the Company** which does not affect any claim for damages for breach of any contract of service which he may have with **the Company**.

DIRECTORS' MEETINGS

106 Directors' meetings

The **Directors** can decide when to have meetings and how they will be conducted and on the *quorum*. They can also *adjourn* the **Directors'** meetings.

107 Who can call Directors' meetings

A **Directors'** meeting can be called by any **Director** or by the **Secretary**. The **Secretary** must also call a **Directors'** meeting if a **Director** requests a **Directors'** meeting.

108 How Directors' meetings are called

Directors' meetings are called by serving a notice on all the **Directors**. Notice may be given to a **Director** personally, verbally or given in **hard copy form** or in **electronic form** to him at such address as the **Director** may from time to time specify (or if none is specified, at his last known address). Any **Director** can waive notice of any **Directors'** meeting, including one which has already taken place. A **Director** will be treated as having waived his entitlement to notice unless he has supplied **the Company** with the information necessary to ensure that he receives notice of a meeting before it takes place.

109 Quorum

If no other *quorum* is fixed, two **Directors** are a *quorum*. A **Directors'** meeting at which a *quorum* is present can *exercise* all the powers and discretions exercisable by the **Directors** as a whole.

110 The chairman of Directors' meetings

The **Directors** can elect any **Director** as **Chairman** or as one or more Vice Chairman for such periods as the **Directors** decide. If the **Chairman** is at a **Directors'** meeting, he will chair it. In his absence, the chair will be taken by a Vice Chairman, if one is present. If more than one Vice Chairman is present, the Vice Chairman longest in office will take the chair, unless the **Directors** decide otherwise. If there is no **Chairman** or Vice Chairman present within five minutes of the time when the **Directors'** meeting is due to start, the **Directors** who are present can choose which one of them will be the chairman of the meeting.

111 Voting at Directors' meetings

111.1 *Subject to* Article 111.2, matters for decision which arise at a **Directors'** meeting will be decided by a majority vote. If votes are equal, the chairman of the meeting has a second, casting vote.

111.2 Any decision to move the location of the Head Office and/or the corporate headquarters of the **Group** and/or the registered office of **the Company** from Edinburgh must be approved by all the **Directors** who hold office at that time.

112 Directors can act even if there are vacancies

The **Directors** can continue to act even if one or more of them stops being a **Director**. But if the number of **Directors** falls below the minimum which applies under Article 92 (including any change to that minimum number approved by an *Ordinary Resolution* of **shareholders**), the remaining **Director(s)** will, as soon as is convenient:

- either appoint further **Director(s)** to make up the shortfall; or
- convene a General Meeting for the sole purpose of appointing extra **Director(s)** but not for any other purpose.

If no **Director** or **Directors** are willing or able to act under this Article 112, any two **shareholders** can call a General Meeting to appoint extra **Director(s)**.

113 Directors' meetings by electronic means or by telephone

Any or all of the **Directors**, or members of a committee, can take part in a meeting of the **Directors** or of a committee by way of a conference telephone or by other means (whether electronically or otherwise) which allows everybody to take part in the meeting by being able to hear (or otherwise receive real time communications made by) each of the other people at the meeting and by being able to address all of them at the same time (or otherwise communicate in real time with them). Taking part in this way will be counted as being present at the meeting. These meetings will be treated as taking place where most of the participants are (or where the chairman is if there is no majority in any one place).

114 Resolutions in writing

This Article 114 applies to a written resolution which is signed by all of the **Directors** who are in the **United Kingdom** at the time and who would be entitled to vote on the resolution at a **Directors'** meeting. A written resolution will be valid at the time it is signed by the last **Director**. This kind of resolution is just as valid and effective as a resolution passed by those **Directors** at a meeting which is properly called and held. The resolution may be contained in one document or communication in **electronic form** or in several documents or communications in **electronic form** (in like form) if each document is signed or approved by one or more **Directors**.

For the purpose of this Article:

- the signature or approval of an alternate **Director** (if any) shall suffice instead of the signature of the **Director** appointing him; and
- the signature or approval of a **Director** or an alternate **Director** shall be given in **hard copy form** or in **electronic form**.

115 The validity of Directors' actions

Everything which is done by any **Directors'** meeting, or by a committee of the **Directors**, or by a person acting as a **Director**, or as a member of a committee, will be valid even though it is discovered later that any **Director**, or person acting as a **Director**, was not properly appointed. This also applies if it is discovered later that anyone was disqualified from being a **Director**, or had ceased to be a **Director**, or was not entitled to vote. In any of these cases in favour of anyone dealing with **the Company** in good faith anything done will be as valid as if there was no defect or irregularity of the kind referred to in this Article 115.

DIRECTORS' INTERESTS

116 Directors' interests other than in relation to transactions or arrangements with the Company

116.1 If a situation (a **"Relevant Situation"**) arises in which a **Director** has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of **the Company** (including, without limitation, in relation to the exploitation of any property, information or opportunity, whether or not **the Company** could take advantage of it but excluding any situation which cannot reasonably be regarded as likely to give rise to a conflict of interest) the following provisions shall apply if the conflict of interest does not arise in relation to a transaction or arrangement with **the Company**:

116.1.1 if the Relevant Situation arises from the appointment or proposed appointment of a person as a **Director of the Company**, the **Directors** (other than the **Director**, and any other **Director** with a similar interest, who shall not be counted in the quorum at the meeting and shall not vote on the resolution) may resolve to authorise the appointment of the **Director** and the Relevant Situation on such terms as they may determine;

116.1.2 if the Relevant Situation arises in circumstances other than in Article 116.1.1, the **Directors** (other than the **Director** and any other **Director** with

a similar interest who shall not be counted in the quorum at the meeting and shall not vote on the resolution) may resolve to authorise the Relevant Situation and the continuing performance by the **Director** of his duties on such terms as they may determine.

116.2 Any reference in Article 116.1 to a conflict of interest includes a conflict of interest and duty and a conflict of duties.

116.3 Any terms determined by **Directors** under Articles 116.1.1 or 116.1.2 may be imposed at the time of the authorisation or may be imposed or varied subsequently and may include (without limitation):

116.3.1 whether the interested **Directors** may vote (or be counted in the quorum at a meeting) in relation to any resolution relating to the Relevant Situation;

116.3.2 the exclusion of the interested **Directors** from all information and discussion by **the Company** of the Relevant Situation; and

116.3.3 (without prejudice to the general obligations of confidentiality) the application to the interested **Directors** of a strict duty of confidentiality to **the Company** for any confidential information of **the Company** in relation to the Relevant Situation.

116.4 An interested **Director** must act in accordance with any terms determined by the **Directors** under Articles 116.1.1 or 116.1.2.

116.5 Except as specified in Article 116.1, any proposal made to the **Directors** and any authorisation by the **Directors** in relation to a Relevant Situation shall be dealt with in the same way as any other matter may be proposed to and resolved upon by the **Directors** in accordance with the provisions of these **Articles**.

116.6 Any authorisation of a Relevant Situation given by the **Directors** under Article 116.1 may provide that, where the interested **Director** obtains (other than through his position as a **Director of the Company**) information that is confidential to a third party, he will not be obliged to disclose it to **the Company** or to use it in relation to **the Company**'s affairs in circumstances where to do so would amount to a breach of that confidence.

117 Declaration of interests other than in relation to transactions or arrangements with the Company

A **Director** shall declare the nature and extent of his interest in a Relevant Situation within Articles 116.1.1 or 116.1.2 to the other **Directors**.

118 Declaration of interests in a proposed transaction or arrangement with the Company

If a **Director** is in any way, directly or indirectly, interested in a proposed transaction or arrangement with **the Company**, he must declare the nature and extent of that interest to the other **Directors**.

119 Declaration of interest in an existing transaction or arrangement with the Company

Where a **Director** is in any way, directly or indirectly, interested in a transaction or arrangement that has been entered into by **the Company**, he must declare the nature and

extent of his interest to the other **Directors**, unless the interest has already been declared under Article 118.

120 Provisions applicable to declarations of interest

120.1 The declaration of interest must (in the case of Article 119) and may, but need not (in the case of Articles 117 or 118) be made:

120.1.1 at a meeting of the **Directors**; or

120.1.2 by notice to the **Directors** in accordance with:

- Section 184 of the **CA 2006** (notice in writing); or
- Section 185 of the **CA 2006** (general notice).

120.2 If a declaration of interest proves to be, or becomes, inaccurate or incomplete, a further declaration must be made.

120.3 Any declaration of interest required by Article 117 must be made as soon as is reasonably practicable.

Failure to comply with this requirement does not affect the underlying duty to make the declaration of interest.

120.4 Any declaration of interest required by Article 118 must be made before **the Company** enters into the transaction or arrangement.

120.5 Any declaration of interest required by Article 119 must be made as soon as is reasonably practicable.

Failure to comply with this requirement does not affect the underlying duty to make the declaration of interest.

120.6 A declaration in relation to an interest of which the **Director** is not aware, or where the **Director** is not aware of the transaction or arrangement in question, is not required.

For this purpose, a **Director** is treated as being aware of matters of which he ought reasonably to be aware.

120.7 A **Director** need not declare an interest:

120.7.1 if it cannot reasonably be regarded as likely to give rise to a conflict of interest;

120.7.2 if, or to the extent that, the other **Directors** are already aware of it (and for this purpose the other **Directors** are treated as aware of anything of which they ought reasonably to be aware); or

120.7.3 if, or to the extent that, it concerns terms of his service contract that have been or are to be considered:

- by a meeting of the **Directors**; or
- by a committee of the **Directors** appointed for the purpose under the **Articles**.

121 Directors' interests and voting

121.1 *Subject to* the **legislation** and to declaring his interest in accordance with Articles 117, 118 or 119, a **Director** may:

121.1.1 Enter into or be interested in any transaction or arrangement with **the Company**, either with regard to his tenure of any office or position in the management, administration or conduct of the business of **the Company** or as vendor, purchaser or otherwise;

121.1.2 Hold any other office or place of profit with **the Company** (except that of **Auditor**) in conjunction with his office of **Director** for such period (*subject to* the **legislation**) and upon such terms as the **Directors** may decide and be paid such extra remuneration for so doing (whether by way of salary, commission or other benefits) as the **Directors** may decide, either in addition to or in lieu of any remuneration under any other provision of these **Articles**;

121.1.3 Act by himself or his firm in a professional capacity for **the Company** (except as **Auditor**) and be entitled to remuneration for professional services as if he were not a **Director**;

121.1.4 Be or become a **shareholder** or director of, or hold any other office or place of profit under, or otherwise be interested in, any ***holding company*** or ***subsidiary*** of that ***holding company*** or any other **company** in which **the Company** may be interested. The **Directors** may cause the voting rights conferred by the shares in any other **company** held or owned by **the Company** or exercisable by them as directors of that other **company** to be exercised in such manner in all respects as they think fit (including the exercise of voting rights in favour of any resolution appointing the **Directors** or any of them as directors or officers of the other **company** or voting or providing for the payment of any benefit to the directors or officers of the other **company**); and

121.1.5 Be or become a director of any other **company** in which **the Company** does not have an interest if that cannot reasonably be regarded as likely to give rise to a conflict of interest at the time of his appointment as a director of that other **company**.

121.2 A **Director** shall not, by reason of his holding office as **Director** (or of the fiduciary relationship established by holding that office), be liable to account to **the Company** for any remuneration, profit or other benefit resulting from:

(i) any Relevant Situation authorised under Article 116.1; or

(ii) any interest permitted under Article 121.1,

and no contract shall be liable to be avoided on the grounds of any **Director** having any type of interest authorised under Article 116.1 or permitted under Article 121.1.

121.3 A **Director** shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with **the Company** or any other **company** in which **the Company** is interested

but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more **Directors** to offices or places of profit with **the Company** or any other **company** in which **the Company** is interested, those proposals may be divided and a separate resolution may be put in relation to each **Director** and in that case each of the **Directors** concerned (if not otherwise debarred from voting under this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution unless it concerns his own appointment or the termination of his own appointment.

121.4 A **Director** shall also not vote (or be counted in the quorum at a meeting) in relation to any resolution relating to any transaction or arrangement with **the Company** in which he has an interest which may reasonably be regarded as likely to give rise to a conflict of interest and, if he purports to do so, his vote shall not be counted, but this prohibition shall not apply and a **Director** may vote (and be counted in the quorum) in respect of any resolution concerning any one or more of the following matters:

121.4.1 any transaction or arrangement in which he is interested by virtue of an interest in shares, debentures or other securities of **the Company** or otherwise in or through **the Company**;

121.4.2 the giving of any guarantee, security or indemnity in respect of:

- money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, **the Company** or any of its ***subsidiaries***; or
- a debt or obligation of **the Company** or any of its ***subsidiaries*** for which he himself has assumed responsibility in whole or in part (either alone or jointly with others) under a guarantee or indemnity or by the giving of security;

121.4.3 indemnification (including loans made in connection with it) by **the Company** in relation to the performance of his duties on behalf of **the Company** or of any of its ***subsidiaries***;

121.4.4 any issue or offer of shares, debentures or other securities of **the Company** or any of its ***subsidiaries*** in respect of which he is or may be entitled to participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

121.4.5 any transaction or arrangement concerning any other **company** in which he does not hold, directly or indirectly as shareholder, or through his direct or indirect holdings of financial instruments (within the meaning of Chapter 5 of the Disclosure and Transparency Rules) voting rights representing 1% or more of any class of shares in the capital of that **company**;

121.4.6 any arrangement for the benefit of employees of **the Company** or any of its ***subsidiaries*** which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

121.4.7 the purchase or maintenance of insurance for the benefit of **Directors** or for the benefit of persons including **Directors**.

121.5 In the case of an alternate **Director**, an interest of his appointor shall be treated as an interest of the alternate in addition to any interest which the alternate otherwise has.

121.6 If any question arises at any meeting as to whether an interest of a **Director** (other than the chairman of the meeting) may reasonably be regarded as likely to give rise to a conflict of interest or as to the entitlement of any **Director** (other than the chairman of the meeting) to vote in relation to a transaction or arrangement with **the Company** and the question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be referred to the chairman of the meeting and his ruling in relation to the **Director** concerned shall be final and conclusive except in a case where the nature or extent of the interest of the **Director** concerned, so far as known to him, has not been fairly disclosed. If any question shall arise in respect of the chairman of the meeting and is not resolved by his voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the **Directors** (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chairman of the meeting, so far as known to him, has not been fairly disclosed.

121.7 *Subject to* the **legislation, the Company** may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction or arrangement not duly authorised by reason of a contravention of this Article.

DIRECTORS' COMMITTEES

122 Delegating powers to committees and sub-committees

122.1 The **Directors** can delegate any of their powers or discretions to committees of two or more natural persons. This includes powers or discretions relating to **Directors'** **pay** or giving benefits to **Directors**. If the **Directors** have delegated any power or discretion to a committee, any references in the **Articles** to using that power or discretion include its use by the committee. Any committee must comply with any regulations laid down by the **Directors**. These regulations can require or allow people who are not **Directors** to be appointed to the committee or, where the terms of the appointment of the committee permit it, co-opted onto the committee, and can give voting rights to co-opted members.

122.2 The **Directors** may *revoke* or vary any such delegation and discharge any committee wholly or in part but this will not affect any person who acts in good faith who has not had any notice of any cancellation or change.

122.3 Unless the **Directors** decide not to allow this, a committee can sub-delegate powers and discretions to sub-committees or without prejudice to Article 125, to any individual or individuals. References in the **Articles** to committees include sub-committees permitted under this Article 122.3.

123 Committee procedure

The **Articles** which regulate **Directors'** meetings and their procedure, including, for the avoidance of doubt, the power to act by written resolution, will also apply to committee

meetings (if they can apply to committee meetings), unless these are inconsistent with any regulations for the committee which have been laid down under Article 122.

DIRECTORS' POWERS

124 The Directors' management powers

124.1 The **Directors** shall conduct and manage **the Company's** business. They can use all **the Company's** powers. But this does not apply where the **Articles** or the **legislation** say that powers can only be used by the **shareholders** voting to do so at a General Meeting. The general management powers under this Article 124 are not limited in any way by specific powers given to the **Directors** by other **Articles**.

124.2 The **Directors** are, however, *subject to*:

- the provisions of the **legislation**;
- the requirements of the **Articles**; and
- any regulations laid down by the **shareholders** by passing a *Special Resolution* at a General Meeting.

However, if the **shareholders** lay down any regulation relating to something which the **Directors** have already done which was within their powers, that regulation cannot invalidate the **Directors'** previous action.

125 The power to appoint managers or agents

125.1 The **Directors** can appoint, remove and re-appoint managers or agents of **the Company** either in or outside the **United Kingdom**.

125.2 The **Directors** may:

- delegate any of their authority, powers or discretions to any manager or agent of **the Company**;
- allow managers or agents to delegate to another person;
- remove any people they have appointed in any of these ways; and
- cancel or change anything that they have delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.

125.3 Any appointment or delegation by the **Directors** which is referred to in this Article 125 can be on any conditions decided on by the **Directors**.

126 The power to appoint attorneys

126.1 The **Directors** can appoint anyone (including the members of a group which changes over time) as **the Company's** *attorneys* by granting a *power of attorney* or by authorising them in some other way. The *attorneys* can either be appointed directly by the **Directors** or the **Directors** can give someone else the power to select *attorneys*. The **Directors** or the persons who are authorised by them to select *attorneys* can decide on the purposes, powers, authorities and discretions of

attorneys. But they cannot give an *attorney* any power, authority or discretion which the **Directors** do not have under the **Articles**.

126.2 The **Directors** can decide how long a *power of attorney* will last for and attach any conditions to it. The *power of attorney* can include any provisions which the **Directors** decide on for the protection and convenience of anybody dealing with the *attorney*. The *power of attorney* can allow the *attorney* to grant any or all of his power, authority or discretion to any other person.

127 Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable *instruments* and all receipts for money paid to **the Company** can be signed, drawn, accepted, endorsed or made legally effective in any manner the **Directors** resolve.

128 Borrowing powers

As far as the **legislation** allows, the **Directors** may *exercise* all the powers of **the Company**:

- to borrow money;
- to mortgage or charge all or any of **the Company's** undertaking, property (present and future) and uncalled capital;
- to *issue debentures* and other securities; and
- to give security either outright or as collateral security for any debt, *liability* or obligation of **the Company** or of any third party.

129 Provision for employees

The **Directors** may *exercise* any of the powers conferred by the **legislation** to make provision for the benefit of any persons employed or formerly employed by **the Company** or any of its ***subsidiaries*** in connection with the cessation or the transfer to any person of the whole or part of the undertaking of **the Company** or any of its ***subsidiaries***.

ALTERNATE DIRECTORS

130 Alternate Directors

130.1 Any **Director** (other than an alternate **Director**) may appoint any person (including another **Director**) to act in his place (called an "**alternate Director**"). That appointment requires the approval of the **Directors**, unless previously approved by the **Directors** or unless the appointee is another **Director**. A **Director** appoints an alternate **Director** by delivering a signed appointment to the **Registered Office** or by tabling it at a meeting of the **Directors**.

130.2 The appointment of an alternate **Director** ends on the happening of any event which, if he were a **Director**, would cause him to vacate that office. It also ends if his appointor stops being a **Director**, unless that **Director** retires at a General Meeting at which he is re-elected again. A **Director** can also remove his alternate **Director** by a written notice delivered to the **Registered Office** or tabled at a meeting of the

Directors. This notice must also be copied to the alternate **Director**, but will be effective whether or not it has been received by the alternate **Director**.

130.3 An alternate **Director** is entitled to receive notices of meetings of the **Directors** and of committees of the **Directors** of which his appointer is a member in accordance with these **Articles**. He is entitled to attend and vote as a **Director** at any meeting at which the **Director** appointing him is not personally present and generally at that meeting is entitled to perform all of the functions of his appointor as a **Director**. The provisions of the **Articles** regulating the meeting apply as if he (instead of his appointor) were a **Director**. If he is himself a **Director** or attends any meeting as an alternate **Director** for more than one **Director**, he can vote for himself and for each other **Director** he represents but he may not be counted more than once for the purposes of the *quorum*. If the **Directors** decide to allow this, this Article 130.3 also applies in a similar fashion to any meeting of a committee of which his appointor is a member. Except as set out in this Article 130, an alternate **Director**:

- does not have power to act as a **Director**;
- is not deemed to be a **Director** for the purposes of the **Articles**; and
- is not deemed to be the agent of his appointor.

130.4 An alternate **Director** is entitled to contract and be interested in and benefit from contracts, transactions or arrangements and to be repaid expenses and to be indemnified to the same extent as if he were a **Director**. However, he is not entitled to receive from **the Company** as an alternate **Director** any **pay**, except for that part (if any) of the **pay** otherwise payable to his appointor as his appointor may tell **the Company in writing** to pay to his alternate **Director**.

MINUTES

131 Keeping minutes

The **Directors** will make sure that proper minutes are kept of:

- the resolutions, proceedings and names of people who attend **Directors'** meetings and **Directors'** committees; and
- the proceedings, resolutions and business and any orders made at any General Meetings or class meetings.

These minutes must be recorded in minute books. If a minute has apparently been signed by the chairman of the meeting, or by the chairman of the meeting which approves the minutes, this minute will prove what it records without any need for any further proof.

THE SECRETARY

132 The Secretary and deputy and assistant secretaries

132.1 The **Secretary** (but not any deputy or assistant secretary) is appointed by the **Directors**. The **Directors** shall decide on the terms and period of his appointment. The **Directors** may also remove him from office, but this does not affect any claim for damages against **the Company** for breach of any contract of employment he

may have with **the Company**. The **Directors** may appoint two or more people to be joint **Secretaries**.

132.2 Anything which the **Articles** require or allow to be done by the **Secretary** can also be done by any deputy or assistant secretary.

THE SEAL AND EXECUTION OF DOCUMENTS

133 The Seal and execution of documents

133.1 The **Directors** are responsible for arranging for the **Seal** and any **Securities Seal** to be kept safely. **The Seal** and any **Securities Seal** can only be used with the authority of the **Directors** or of a committee authorised by the **Directors** but that authority may consist of an instruction or approval given in **hard copy form** or in **electronic form**. The **Securities Seal** can be used only for sealing securities *issued* by **the Company** in *certificated form* and documents creating or evidencing securities *issued* by it.

133.2 Every document which is sealed using the **Seal** or the **Securities Seal** (other than a certificate for any securities *issued* by **the Company** in *certificated form* - see Article 28) must be signed by one **Director** and the **Secretary** or by two **Directors** or by one **Director** in the presence of a witness who attests the signature or by any other person or persons authorised by a resolution of the **Directors**. The **Directors** may resolve that the **Seal** or, *subject to* Article 133.1, the **Securities Seal** may be attached to any document or type of document.

133.3 The **Directors** can use all the powers given by the **legislation** relating to official seals for use abroad.

133.4 *Subject to* the **legislation**, documents to be granted or executed by **the Company** may be signed or (as the case may be) subscribed by a **Director** or by the **Secretary** or by some other authorised person or persons on its behalf. A person may be authorised by the **Directors** or by a committee authorised by the **Directors** or by a person so authorised by the **Directors** or such a committee. Provided that this Article 133.4 is without prejudice to any other manner of execution of documents permitted or prescribed by the **legislation**.

133.5 The **Directors** may resolve that the requirement for any counter-signature in Article 133.2 may be dispensed with on any occasion.

133.6 Certificates for *debentures* or other securities of **the Company** may be printed in any way and may be sealed and/or signed in any manner allowed by this Article 133 or by Article 28.7.

AUTHENTICATING DOCUMENTS

134 Establishing that documents are genuine

134.1 Any **Director** or the **Secretary**, has power to authenticate any of the following things, and to certify copies or extracts from them as true copies or extracts:

- any documents relating to **the Company's** constitution;

- any resolutions passed by the **shareholders**, or by the **Directors** or by a committee of the **Directors**; and
- any books, documents, records or accounts which relate to **the Company's** business.

134.2 The **Directors** can also give this power to others. When any books, documents, records and accounts are not kept at the **Registered Office**, the *officer* of **the Company** who holds them is treated as a person who has been authorised by the **Directors** to authenticate any of them and to provide certified copies or extracts from them.

134.3 Unless the **legislation** prevents it, any books, documents or records which are held by **the Company** in **electronic form** are valid books, documents or records and can be authenticated under this Article 134 as if they were books, documents or records held in **hard copy form**.

RESERVES

135 Setting up reserves

The **Directors** can set aside any profits of **the Company** and hold them in a *reserve*. The **Directors** can decide to use these sums for any purpose for which the profits of **the Company** can lawfully be used. Sums held in a *reserve* can either be employed in the business of **the Company** or be invested. The **Directors** can divide the *reserve* into separate funds for special purposes and alter the funds into which the *reserve* is divided. The **Directors** can also carry forward any profits without holding them in a *reserve*. The **Directors** must comply with the restrictions under the **legislation** which relate to *reserve* funds.

136 Assets bought as from a past date

This Article 136 applies if the **legislation** allows this and the **Directors** decide to deal with profits, losses, dividends or interest as this Article 136 allows. Where any *asset*, business or property is bought by **the Company** as from a past date (whether that date is before or after the incorporation of **the Company**), any of the profits and losses can be added to **the Company's** revenue account and treated for all purposes as profits or losses of **the Company**. Similarly, where shares or other securities are purchased with any dividend or interest, any such dividend or interest can be treated as revenue, rather than being treated as a capital item.

DIVIDENDS

137 Final dividends

The Company's shareholders can *declare* dividends by passing an *Ordinary Resolution*. No such dividend can exceed the amount recommended by the **Directors**.

138 Fixed and interim dividends

138.1 If the **Directors** consider that the profits of **the Company** justify such payments, they can:

- pay the fixed dividends on any class of shares carrying a fixed dividend, including a dividend fixed by reference to or linked to a variable or floating rate or determined by or linked to a formula or index, on the dates prescribed for the payment of those dividends; and
- pay interim dividends on shares of any class of any amounts and on any dates and for any periods that they decide.

138.2 If the **Directors** act in good faith, they are not liable to the holders of any shares for any loss they may suffer because a lawful dividend has been paid under this Article 138 on other shares which *rank* equally with or behind their shares.

139 Distributions in kind

If the **Directors** recommend this, **the Company's shareholders** can pass an *Ordinary Resolution* to direct all or part of a dividend to be paid by distributing specific *assets* (and, in particular, **paid-up shares** or *debentures* of any other **company**). The **Directors** must give effect to this resolution. Where any difficulty arises on such a distribution, the **Directors** can settle it as they decide. In particular, they can:

- *issue* fractional shareholdings;
- value *assets* for distribution purposes;
- pay cash of a similar value to adjust the rights of **shareholders**; and/or
- vest any *assets* in *trustees* for more than one **shareholder**.

140 No dividends are payable except out of profits

No dividend can be paid otherwise than out of profits available for distribution under the **legislation**.

141 Apportioning dividends

All dividends will be divided and paid in proportions based on the amounts which have been paid up on the shares during any period for which the dividend is paid. Sums which have been paid up in advance of *calls* count as paid up for this purpose. If the terms of any share say that it will be entitled to a dividend as if it were a fully paid-up, or partly paid-up, share from a particular date (in the past or the future), it will be entitled to a dividend on this basis. This Article 141 applies unless the **rights** attached to any shares, or the terms of any shares, say otherwise.

142 Deducting amounts owing from dividends and other money

If a **shareholder** owes any money for *calls* on shares or money relating in any other way to shares, the **Directors** can deduct any of this money from:

- any dividend on any shares held by the **shareholder**; or
- any other money payable by **the Company** in connection with the shares.

Money deducted in this way can be used to pay amounts owed to **the Company** in connection with the shares.

143 Payments to shareholders

143.1 Any dividend or other money payable relating to a share can be paid by cheque or warrant payable to the **shareholder** who is entitled to it or to someone else named in a written instruction from the **shareholder** (or all joint **shareholders**) and in respect of a share held in uncertificated form can be paid using the facilities of a *relevant system* (subject to the facilities and requirements of the *relevant system*). A dividend or such other money can also be paid by inter-bank transfer or by other electronic means directly to an account with a bank or other financial institution (or other organisation operating deposit accounts) or by such other means and to such other persons as determined by the **Directors** and specified in the terms of issue of the relevant shares. A dividend or other money can also be paid in some other way agreed between the **shareholder** (or all joint **shareholders**) and **the Company**.

143.2 For joint **shareholders** or persons jointly *entitled* to *shares by law*, **the Company** can rely on a receipt for a dividend or other money paid on shares from any one of them on behalf of all of them.

143.3 Cheques and warrants are sent, and payment in any other way is made, at the risk of the person who is entitled to the money. **The Company** is treated as having paid a dividend if the cheque or warrant is cleared.

143.4 Unless the **rights** attached to any shares, or the terms of any shares, or the **Articles** say otherwise, a dividend or any other money payable in respect of a share can be paid in whatever currency the **Directors** decide.

143.5 No dividend or other sum payable by **the Company** on or in respect of its shares carries a right to interest from **the Company**.

143.6 **The Company** may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other methods of payment have failed); and

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder

but, *subject to* the provisions of these Articles may recommence sending cheques or warrants (or using another form of payment) for dividends payable on that share if the person(s) entitled so request(s).

144 Record dates for payments and other matters

Any dividend on any shares can be paid to the registered holder or holders of the shares, at the close of business on a particular day stated in the resolution passed for payment of the dividend. It will be based on the number of shares registered on that day. This Article 144 applies whether what is being done is the result of a resolution of the **Directors** or a resolution passed at a General Meeting. The date can be before any relevant resolution was passed. This Article 144 does not affect the rights between past and present **shareholders** to payments or other benefits.

145 Dividends which are not claimed

The **Directors** can decide to pay unclaimed dividends or dividends on Unclaimed Shares as defined in Article 61.1 or Unclaimed Preference Shares as defined in Article 61.2 into a separate account. **The Company** will not be a trustee of the money and will not be liable to pay interest on it. If a dividend has not been claimed for 12 years after the passing of the resolution for payment of that dividend, it will be forfeited and belong to **the Company** again.

146 Waiver of dividends

All or any part of a dividend can be waived by means of a document on which **the Company** acts. The document must be signed by the **shareholder** (or the person entitled to the shares by law) and delivered to **the Company.** The document need not be in the form of a deed.

CAPITALISING RESERVES

147 Capitalising reserves

147.1 *Subject to* Article 10.1, **the Company's shareholders** can pass an *Ordinary Resolution* to *capitalise* any sum:

- which is part of any of **the Company's** *reserves* (including *premiums* received when any shares were *issued, capital redemption reserves* or other undistributable *reserves*); or
- which **the Company** is holding as net profits.

147.2 Unless the *Ordinary Resolution* states otherwise, the **Directors** will use the sum which is *capitalised* by setting it aside for the **Ordinary Shareholders** on the **Register** at the close of business on the day the resolution is passed (or another date stated in the resolution or fixed as stated in the resolution). The sum set aside must be used to pay up in full shares of **the Company** which shall be *allotted* and distributed to **shareholders** as bonus shares in proportion to their holdings of **Ordinary Shares** at the time specified in the resolution. The shares can be **Ordinary Shares** or, if the **rights** of other **existing shares** allow this, shares of some other class.

147.3 If any difficulty arises in operating this Article 147, the **Directors** can resolve it in any way which they decide. For example, they can deal with entitlements to fractions of a share by deciding that the benefit of share fractions belong to **the Company** or that share fractions are ignored or deal with fractions in some other way.

147.4 The **Directors** can appoint any person to sign any contract with **the Company** on behalf of those who are entitled to shares under the *Ordinary Resolution.* Such a contract is binding on all concerned.

SCRIP DIVIDENDS

148 Shareholders can be offered the right to receive extra shares instead of cash dividends

148.1 The **Directors** can, with the authority of an *Ordinary Resolution,* offer **Ordinary Shareholders** the right to choose to receive extra **Ordinary Shares**, which are

credited as fully paid up, instead of some or all of their cash dividend. For the avoidance of doubt, the offer can be made conditional on the requisite *Ordinary Resolution* being passed.

148.2 The *Ordinary Resolution* can apply to a particular dividend or dividends. Or it can specify all or any dividends *declared* within a specified period.

148.3 A **shareholder** who chooses to receive extra **Ordinary Shares** instead of a cash dividend is entitled to the number of **Ordinary Shares** whose total relevant value is as near as possible to the cash dividend (disregarding the amount of any associated tax credit) he would have received. The relevant value of a share shall be:

- equal to the average value of the **Ordinary Shares**, that is, the average middle-market quotations for the **Ordinary Shares** on the **London Stock Exchange**, as published in its Daily Official List for the five dealing days starting from, and including, the day when the shares are first quoted "ex dividend"; or

- calculated in such manner as may be determined by or in accordance with the *Ordinary Resolution*.

148.4 *Subject to* Article 148.9, after the **Directors** have decided to apply this Article 148 to a dividend, they must notify eligible **shareholders in writing** of their right to opt for new shares. This notice should also say how, where and when **shareholders** must notify **the Company** if they wish to receive new shares.

148.5 No **shareholder** will receive a fraction of a share. The **Directors** can decide how to deal with any fraction left over. **The Company** can, if the **Directors** decide, have the benefit of these left over fractions (for example, by adding together all fractional entitlements (or their cash value) and selling the resulting number of shares for the benefit of **the Company**). Alternatively, if the **Directors** decide, the cash amount of any fractional entitlement may be added to the amount of a future cash dividend which the **shareholder** is entitled to receive. **The Company** will not be required to pay any interest on the cash value of the fractions which it keeps for future distribution.

148.6 The **Directors** can exclude or restrict the right to opt for new shares or make any other arrangements where they decide that this is necessary or convenient to deal with any of the following legal or practical problems:

- problems relating to laws of any territory; or

- problems relating to the requirements of any recognised regulatory body or stock exchange in any territory,

where special formalities would otherwise apply in connection with the offer of new shares.

148.7 As far as a **shareholder** opts to receive new shares, no dividend on the shares for which he has opted to receive new shares (called the "**elected shares**"), will be *declared* or payable. Instead, new **Ordinary Shares** will be *allotted* on the basis set out earlier in this Article 148. To do this, the **Directors** will *capitalise* a sum equal to the total *nominal amount* of the new **Ordinary Shares** to be *allotted*. They will use this sum to pay up in full the appropriate number of new **Ordinary Shares**. These

will then be *allotted* and distributed to the holders of the elected shares as set out above. The sum to be *capitalised* can be taken from any amount which is then in any reserve or fund (including the *share premium account*, any *capital redemption reserve* and the profit and loss account). Article 147 applies to this process, as far as it is consistent with this Article 148.

148.8 The new **Ordinary Shares** *rank* equally in all respects with the existing fully paid-up **Ordinary Shares** on the record date for the dividend. But, they are not entitled to share in the dividend in respect of which they were *issued* and do not allow the holder to opt for new shares instead of that dividend.

148.9 The **Directors** may from time to time establish or vary a procedure for election mandates under which a **shareholder** may, in respect of any future dividends for which a right of election pursuant to this Article 148 is offered, elect to receive **Ordinary Shares** instead of those dividends on the terms of the mandate. Where a **shareholder** has elected to receive **Ordinary Shares** in respect of any future dividends in accordance with this Article 148.9, **the Company** will not need to notify that **shareholder** of a right to opt for new shares.

148.10 The **Directors** can decide that new shares will not be available in place of any cash dividend. They can decide this at any time before new shares are *allotted* in place of such dividend, whether before or after **shareholders** have opted to receive new shares.

148.11 The **Directors** may do all acts and things as they consider necessary or convenient to give effect to the *allotment* and *issue* of any share pursuant to this Article 148 or otherwise in connection with any offer made pursuant to this Article 148.

ACCOUNTS

149 Accounting and other records

The **Directors** shall make sure that proper accounting records that comply with the **legislation** are kept to record and explain **the Company's** transactions.

150 Location and inspection of records

150.1 The accounting records shall be kept:

- at the **Registered Office**; or
- at any other place which the **legislation** allows, and the **Directors** decide on.

150.2 **The Company's** *officers* always have the right to inspect the accounting records.

150.3 Anyone else (including a **shareholder**) does not have any right to inspect any books or papers of **the Company** unless:

- the **legislation** or a proper court order gives him that right; or
- the **Directors** authorise him to do so.

151 Sending copies of accounts and other documents

151.1 This Article 151 applies to every balance sheet and profit and loss account to be laid before the **shareholders** at a General Meeting with any other document which the **legislation** requires to be attached to these.

151.2 Copies of the documents set out in Article 151.1 must be sent to the **shareholders** and **the Company's** *debenture* holders and all other people to whom the **Articles** or the **legislation** require **the Company** to send them. This must be done at least 21 days before the relevant General Meeting. **The Company** need not send these documents to:

- **shareholders** who are sent summary financial statements in accordance with the **legislation**;
- more than one joint holder of shares or *debentures*; or
- any person for whom **the Company** does not have a current address.

AUDITORS

152 Acts of Auditors

As far as the **legislation** allows this, the actions of a person acting as an **Auditor** are valid in favour of someone dealing with **the Company** in good faith, even if there was some defect in the person's appointment or the person was at any time not qualified to act as an **Auditor**.

153 Auditors at General Meetings

An **Auditor** can attend any General Meeting. He can speak at General Meetings on any business which is relevant to him as **Auditor**.

COMMUNICATIONS

154 Communications to the Company

154.1 *Subject to* the **legislation** and except where otherwise expressly stated, any document or information to be sent or supplied to **the Company** (whether or not such document or information is required or authorised under the **legislation**) shall be in **hard copy form** or, *subject to* Article 154.2, be sent or supplied in **electronic form**.

154.2 *Subject to* the **legislation**, a document or information may be given to **the Company** in **electronic form** only if it is given in such form and manner and to such address as may have been specified by the **Directors** from time to time for the receipt of documents or information in **electronic form**. The **Directors** may prescribe such procedures as they think fit for verifying the authenticity or integrity of any such document or information given to it in **electronic form**.

155 Communications by the Company

155.1 A document or information may be sent or supplied in **hard copy form** by **the Company** to any **shareholder** either personally or by sending or supplying it by

post addressed to the **shareholder** at his registered address or by leaving it at that address.

155.2 *Subject to* the **legislation**, a document or information may be sent or supplied by **the Company** to any **shareholder** in **electronic form** to such address as may from time to time be authorised by the **shareholder** concerned or by making it available on a website and notifying the **shareholder** concerned in accordance with the **legislation** that it has been made available. A **shareholder** shall be deemed to have agreed that **the Company** may send or supply a document or information by means of a website if the conditions set out in the **legislation** have been satisfied.

155.3 In the case of joint holders of a share, any document or information sent or supplied by **the Company** in any manner permitted by these **Articles** to the joint holder who is named first in the **Register** for the share or shares shall be deemed to be given to all other holders of the share.

155.4 A **shareholder** whose registered address is not within the **United Kingdom** shall not be entitled to receive any notice from **the Company** unless:

- **the Company** is able, in accordance with the **legislation**, to send notice to him by **electronic means**; or
- he gives to **the Company** a postal address within the **United Kingdom** at which notices may be given to him.

156 Communication by advertisement

If at any time by reason of the suspension or curtailment of postal services within the **United Kingdom, the Company** is unable effectively to convene a General Meeting, **the Company** may convene a General Meeting by:

- a notice advertised on its website and in at least one national newspaper; and
- by giving notice by **electronic means** to those **shareholders** who, in accordance with the **legislation, the Company** is able to give notice by **electronic means**.

In any such case **the Company** shall send confirmatory copies of the notice (or, as the case may be, the notification of the website notice) by post to those **shareholders** to whom notice (or notification) cannot be given by **electronic means** if at least six **clear days** before the meeting the posting of notices (and notifications) to addresses throughout the **United Kingdom** again becomes practicable.

157 When communication is deemed received

157.1 Any document or information, if sent by post, shall be deemed to have been received on the second day following that on which the envelope containing it is put into the post and in proving that a document or information has been received it shall be sufficient to prove that the letter, envelope or wrapper containing the document or information was properly addressed, prepaid and put into the post.

157.2 Any document or information not sent by post but left at a registered address or address at which a document or information may be received shall be deemed to have been received on the day it was so left.

157.3 Any document or information, if sent or supplied by **electronic means**, shall be deemed to have been received on the day on which the document or information was sent or supplied by or on behalf of **the Company**.

157.4 If **the Company** receives a delivery failure notification following a communication by **electronic means** in accordance with Article 157.3, **the Company** shall send or supply the document or information in **hard copy form** to the **shareholder** either personally or by post addressed to the **shareholder** at his registered address or by leaving it at that address. This shall not affect when the document or information was deemed to be received in accordance with Article 157.3.

157.5 Where a document or information is sent or supplied by means of a website, it shall be deemed to have been received:

- when the material was first made available on the website; or
- if later, when the recipient was deemed to have received notice of the fact that the material was available on the website.

157.6 Where, in accordance with Article 156, notice is given by way of website notice and newspaper advertisement, such notice shall be deemed to have been given to each **shareholder** or person entitled to so receive it at the later of:

- the time the notice is available on the website; and
- 12.00 p.m. on the day when the advertisement appears (or, if it appears on different days, at 12.00 p.m. on the first of the days when it appears).

157.7 A **shareholder** present, either in person or by *proxy*, at any **shareholders** meeting shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which the meeting was convened.

157.8 Every person who becomes entitled to a share shall be bound by every notice (other than a notice in accordance with Section 793 of the **CA 2006**) in respect of that share which before his name is entered in the **Register** was given to the person from whom he derives his title to the share.

158 Record date for communications

For the purposes of giving notices of meetings, or of sending or supplying other documents or other information, whether under Section 310(1) of the **CA 2006**, any other **legislation**, a provision in these **Articles** or any other *instrument*, **the Company** may determine, *subject to* the **legislation**, that persons entitled to receive such notices, documents or other information are those persons entered on the **Register** at the close of business on a day determined by it.

159 Communication to person entitled to shares by law

Where a person is *entitled to a share by law*, any notice or other communication shall be given to him, as if he was the holder of that share and his address noted in the **Register** was his registered address. In any other case, any notice or other communication given to any **shareholder** under these **Articles** shall, even if the **shareholder** is then dead or bankrupt or any other event giving rise to the transmission of the share by operation of law has occurred and whether or not **the Company** has notice of the death, bankruptcy or

other event, be deemed to have been properly given in respect of any share registered in the name of that **shareholder** as sole or joint holder.

160 No requirement to give communications to untraceable shareholders

Unless the **legislation** and/or the **Articles** require it to do so, **the Company** does not have to send or supply notices, dividend warrants or any other **shareholder** communications to any **shareholder** if:

- any of these documents or information have been sent or supplied to the **shareholder's** address for communications on two separate occasions and have been returned; or
- in the case of dividend warrants, they are returned or remain uncashed on two consecutive occasions

and, on at least one occasion, reasonable enquiries have failed to establish any new address for the registered holder.

Unclaimed dividends will be dealt with in the terms set out in Article 145.

161 Serving documents on the Company

This Article 161 sets out how any document (including summonses, orders and notices) can be served on **the Company** or any of its *officers*. This can be done by:

- delivering it to the **Registered Office** addressed to **the Company** or the particular *officer*; or
- sending it to the **Registered Office** by letter, postage paid, addressed to **the Company** or the particular *officer*.

WINDING UP

162 Directors' power to petition

The **Directors** can present a petition to the Court in the name and on behalf of **the Company** for **the Company** to be *wound up*.

163 Distribution of assets in kind

If **the Company** is *wound up* (whether the liquidation is voluntary, under supervision of the Court or by the Court), the Liquidator can, with the authority of an *Extraordinary Resolution* passed by the **shareholders**, divide among the **shareholders** the whole or any part of the *assets* of **the Company**, *subject to* the rights of any class of share which then exists (including the rights of any **Preference Shares** of any particular series). This applies whether the *assets* consist of property of one kind or different kinds. For this purpose, the Liquidator can set such value as he considers fair upon any property and decide how such division is carried out as between **shareholders** or different groups of **shareholders**. The Liquidator can transfer any part of the *assets* to *trustees* upon such trusts for the benefit of **shareholders** as the Liquidator, acting under that resolution, decides. The liquidation of **the Company** can then be closed and **the Company** dissolved. However, no past or present **shareholder** can be compelled to accept any shares or other property under this Article 163 which carries a *liability*.

DESTROYING DOCUMENTS

164 Destroying documents and deleting documents held in electronic form

164.1 **The Company** may destroy or delete:

- all transfer forms or *Operator-instructions* transferring shares, and documents sent to support a transfer, and any other documents which were the basis for making an entry on the **Register**, after six years from the date of registration;
- all dividend payment instructions and notifications of a change of address or name, after two years from the date these were registered; and
- all cancelled share certificates, after one year from the date they were cancelled.

164.2 If **the Company** destroys or deletes a document under Article 164.1, it is conclusively treated as having been a valid and effective document in accordance with **the Company's** records relating to the document. Any action of **the Company** in dealing with the document in accordance with its terms before it was destroyed or deleted is conclusively treated as properly taken.

164.3 This Article 164 only applies to documents which are destroyed or deleted in good faith and where **the Company** is not on notice of any claim to which the document may be relevant.

164.4 This Article 164 does not make **the Company** liable:

- if it destroys or deletes a document earlier than referred to in Article 164.1; or
- if **the Company** would not be liable if this Article 164 did not exist.

164.5 Any document referred to in Article 164.1 may, subject to legislation, be destroyed earlier than referred to in Article 164.1 so long as a copy of the document has been made and is retained until the end of the relevant period.

164.6 This Article 164 applies whether a document is destroyed, deleted or disposed of in some other way.

INDEMNITY AND INSURANCE

165 Indemnity

As far as the **legislation** allows this, **the Company** may *indemnify* its **Directors** out of its own funds against:

- any *liability* incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to **the Company** other than any *liability* to **the Company** or any associated company (as defined in Section 256 of the **CA 2006**) of a kind referred to in Section 234(3) of the **CA 2006**; and

- any other *liability* incurred by or attaching to him in (i) performing his duties or office, (ii) *exercising* his powers and/or (iii) otherwise in relation to or in connection with his duties, powers or office.

Where a **Director** is indemnified against any *liability* in accordance with this Article 165, such indemnity may extend to all costs, charges, losses, expenses and *liabilities* incurred by him in relation thereto.

166 Insurance

166.1 For the purpose of this Article 166, each of the following is a "**Relevant Company**":

- **the Company** or any ***holding company*** of **the Company**;
- any body, whether or not incorporated, in which **the Company** or any ***holding company*** of **the Company** has or has had any kind of direct or indirect interest;
- any body, whether or not incorporated, which is allied to or associated with **the Company** or any ***holding company*** of **the Company**;
- any ***subsidiary*** of any **company** or other body referred to in this Article 166.1; or
- any body, whether or not incorporated, acquired by **the Company** or by any ***subsidiary*** of **the Company** (including any building society, the business of which is transferred to **the Company** under Section 97 of the Building Societies Act 1986 (as amended)).

166.2 Without limiting Article 165 in any way, the **Directors** can arrange for **the Company** to purchase and maintain insurance for or for the benefit of any persons who are or were at any time:

- **Directors, Secretaries**, other *officers*, employees, agents or consultants of any Relevant Company; or
- *trustees* of any pension fund or employees' share scheme in which employees of any Relevant Company are interested.

This includes, for example, insurance against any liability which any of these people may have for any act or omission:

- in performing their duties;
- in *exercising* their powers;
- in supposedly doing any of these things; and/or
- otherwise in relation to or in connection with their duties, powers or offices.

167 Defence costs

As far as the **legislation** allows this, **the Company** may provide a **Director** with funds to meet expenditure incurred or to be incurred by him (i) in defending any criminal, regulatory or civil proceedings or in connection with any application under the provisions mentioned in Section 205(5) of the **CA 2006** and (ii) to enable a **Director** to avoid incurring such expenditure.

168 Ordinary Scheme of Arrangement

168.1 In this Article 168.1, references to the "**Scheme**" are to the scheme of arrangement under sections 895 to 899 of the Companies Act 2006 between the Company and the Scheme Shareholders dated 14 November 2008, as it may be modified or amended (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition to the Scheme Shareholders (as determined by Morgan Stanley & Co. Limited, Dresdner Kleinwort Limited, Merrill Lynch International, UBS Limited and the board of directors of the Company)) as agreed by the Company and Lloyds TSB and which the Court may think fit to approve or impose, and (save as defined in this Article) terms defined in the Scheme shall have the same meanings in this Article.

168.2 Notwithstanding any other provision of these Articles, if the Company issues any HBOS Shares on or after the adoption of this Article and prior to the Scheme Record Time, such shares shall be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes of the Scheme, and the original or any subsequent holder or holders of such HBOS Shares shall be bound by the Scheme accordingly, provided that any HBOS Shares issued (other than as aforesaid) after the Reorganisation Record Time shall be issued as A Ordinary Shares.

168.3 Subject to and with effect from the Effective Date, if following the Scheme Record Time any HBOS Shares are issued to any person or persons (each a **New Member** in this Article 168) other than any member of the Lloyds TSB Group or its nominee or nominees, such HBOS Shares will be allotted and issued on terms that they must be immediately transferred to Lloyds TSB or to its nominee or nominees in consideration for the issue or transfer by Lloyds TSB to the New Member of such number of Lloyds TSB Shares (credited as fully paid) as that New Member would have been entitled to had each HBOS Share transferred hereunder been an A Ordinary Share but not, for the avoidance of doubt, any dividends or other distribution payable, or return of capital made, by reference to a record time preceding the date of transfer that the New Member would have been entitled to had each HBOS Share transferred hereunder been an A Ordinary Share, subject to Article 168.4 below.

168.4 The number of New Lloyds TSB Shares to be issued and delivered to the New Member under Article 168.3 above may be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or Lloyds TSB carried out on or after the Effective Date and the determination by the auditors of the Company, in the absence of manifest error, shall be final and binding on all concerned.

168.5 To give effect to any such transfer required by this Article 168, the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of Lloyds TSB or its nominee or nominees and to agree for and on behalf of the New Member to become a member of Lloyds TSB. Pending the registration of Lloyds TSB as the holder of any HBOS Share to be transferred pursuant to this Article 168, Lloyds TSB shall be empowered to appoint a person nominated by the directors of Lloyds TSB to act as attorney on behalf of the New Member in accordance with such directions as Lloyds TSB may give in relation to any dealings with or disposal of such HBOS Share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holders of such HBOS Share shall exercise all rights attaching thereto in accordance with such directions but not otherwise.

168.6 The issue and allotment of any Lloyds TSB Shares in respect of any HBOS Shares transferred pursuant to this Article 168 shall be made within 14 days of the date of transfer of HBOS Shares. The Lloyds TSB Shares to be issued and allotted pursuant to this Article 168 shall be issued in certificated or uncertificated form as Lloyds TSB may determine in its absolute discretion. In the case of Lloyds TSB Shares issued in certificated form Lloyds TSB shall, not less than 28 days after the date of transfer of the HBOS Shares in respect of which the Lloyds TSB Shares are issued, send without charge to such New Member or his nominee a certificate for the Lloyds TSB Shares so issued by ordinary post at the risk of the New Member concerned.

169 The Deferred Share

The Deferred Share so designated by special resolution of the Company passed on the same date as the date of adoption of this Article shall have all the rights of an Ordinary Share, save that:

(A) the holder of the Deferred Share shall not be entitled to receive a dividend nor to have any other right of participation in the profits of the Company;

(B) the holder of the Deferred Share shall have no right to attend or vote at any general meeting of the Company; and

(C) on a return of capital on the winding up of the Company or otherwise, the holder of the Deferred Share shall be entitled, subject to the payment to the holders of all other classes of shares of the amount paid up on such shares, to a repayment of the capital paid up on the Deferred Share, but shall have no further rights of participation in the assets of the Company.

170 Preference Scheme of Arrangement

170.1 In this Article 170.1, references to the "**Preference Scheme**" are to the scheme of arrangement under sections 895 to 899 of the Companies Act 2006 between the Company and the Preference Scheme Shareholders (as defined in the Preference Scheme) dated 14 November 2008, as it may be modified or amended (including, without limitation, any modification or addition which represents an improvement in the value and/or terms to the Preference Scheme Shareholders) as agreed by the Company and Lloyds TSB and which the Court may think fit to approve or impose, and (save as defined in this Article) terms defined in the Preference Scheme shall have the same meanings in this Article.

170.2 Notwithstanding any other provision of these Articles, if the Company issues any preference shares of the same class as any Preference Scheme Shares on or after the adoption of this Article and prior to the Preference Scheme Record Time, such shares shall be allotted and issued subject to the terms of the Preference Scheme and shall be Preference Scheme Shares for the purposes of the Preference Scheme, and the original or any subsequent holder or holders of such preference share shall be bound by the Preference Scheme accordingly, provided that if such Preference Scheme Shares are of a class of Preference Scheme Shares that has been reclassified as A Preference Shares and B Preference Shares, such preference shares shall be either A Preference Shares or B Preference Shares on the same basis as if they had been reclassified pursuant to the Preference Scheme.

170.3 Subject to and with effect from the Effective Date, if following the Preference Scheme Record Time any preference shares of the same class as any Preference Scheme Shares are issued to any person or persons (each a "**New Member**" in this Article 170) other than any member of the Lloyds TSB Group or its nominee or nominees, such preference shares will be allotted and issued on terms that they must be immediately transferred to Lloyds TSB or to its nominee or nominees in consideration for the issue or transfer by Lloyds TSB to the New Member of such number of New Lloyds TSB Preference Shares (credited as fully paid) as that New Member would have been entitled to had each preference share transferred hereunder been a Preference Scheme Share and, if such preference shares are of a class that has been reclassified as A Preference Shares and B Preference Shares, had such preference shares been A Preference Shares but not, for the avoidance of doubt, any dividends or other distribution payable, or return of capital made, by reference to a record time preceding the date of transfer that the New Member would have been entitled to had each preference share transferred hereunder been a Preference Scheme Share, subject to Article 170.4 below.

170.4 The number of New Lloyds TSB Preference Shares to be issued and delivered to the New Member under Article 170.3 above may be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or Lloyds TSB carried out on or after the Effective Date and the determination by the auditors of the Company, in the absence of manifest error, shall be final and binding on all concerned.

170.5 To give effect to any such transfer required by this Article 170, the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of Lloyds TSB or its nominee or nominees and to agree for and on behalf of the New Member to become a member of Lloyds TSB. Pending the registration of Lloyds TSB as the holder of any preference share to be transferred pursuant to this Article 170, Lloyds TSB shall be empowered to appoint a person nominated by the directors of Lloyds TSB to act as attorney on behalf of the New Member in accordance with such directions as Lloyds TSB may give in relation to any dealings with or disposal of such preference share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holders of such preference share shall exercise all rights attaching thereto in accordance with such directions but not otherwise.

170.6 The issue and allotment of any New Lloyds TSB Preference Shares in respect of any preference shares transferred pursuant to this Article 170 shall be made within 14 days of the date of transfer of those preference shares. The New Lloyds TSB Shares to be issued and allotted pursuant to this Article 170 shall be issued in certificated or uncertificated form as Lloyds TSB may determine in its absolute discretion. In the case of New Lloyds TSB Preference Shares issued in certificated form Lloyds TSB shall, not less than 28 days after the date of transfer of the preference shares in respect of which the New Lloyds TSB Preference Shares are issued, send without charge to such New Member or his nominee a certificate for the New Lloyds TSB Preference Shares so issued by ordinary post at the risk of the New Member concerned.

Glossary

About the Glossary

This Glossary is to help readers understand **the Company's** Memorandum and **Articles**. Words are explained as they are used in the Memorandum and **Articles** - they might mean different things in other documents. This Glossary is not legally part of the Memorandum or **Articles**, and it does not affect their meaning. The definitions are intended to be a general guide - they are not precise. Words and expressions which are printed in both **bold** and *italics* in another definition have their own legal definition as well as a more general explanation of their meaning which is contained in this Glossary.

abrogate If the ***special rights*** of a share are abrogated, they are cancelled or withdrawn.

adjourn Where a meeting breaks up, to be continued at a later time or day, at the same or a different place.

accrue If interest on a dividend is accruing, it is running or mounting up, day by day.

allot When new shares are allotted, they are set aside for the person they are intended for. This will normally be after the person has agreed to pay for a new share, or has become entitled to a new share for any other reason. As soon as a share is allotted, that person has the right to have his name put on the register of **shareholders**. When he has been registered, the share has also been **issued**.

asset Anything which is of any value to its owner.

attorney An attorney is a person who has been appointed to act for another person. The person is appointed by a formal document, called a "***power of attorney***".

authorised share capital The total number of shares which a **company** has the potential to have ***in issue*** at any time. Authorised share capital includes all the shares which a **company** has ***in issue*** at any time as well as any shares which have been authorised by a shareholder's meeting but are not yet ***issued*** (whether or not authority to ***issue*** them has been given under the **company's** articles).

beneficiary If a person does not hold property of any kind directly but that property is held in the name of another person as *trustee* for that first person's benefit, that first person is considered to be a "beneficiary" in respect of that property.

brokerage Commission which is paid to a broker by a **company** ***issuing*** shares where the broker's clients have applied for shares.

call A call to pay money which is due on shares which has not yet been paid. This happens if the **company** ***issues*** shares which are partly paid, where money remains to be paid to the **company** for the shares. The money which has not been paid can be "called" for. If all the money to be paid on a share has been paid, the share is called a "***fully paid share***".

capital adequacy requirements Banks and other financial companies are required to have a certain amount of capital to back up or support their business - the amount of capital which they need to be allowed to do their business is called its "capital adequacy requirements" - the more business a bank does, the more capital it has to have.

capitalise To convert some or all of the ***reserves*** of a **company** into capital (such as shares).

capital redemption reserve A ***reserve*** which a **company** may have to set up to maintain the level of its capital base when shares are ***redeemed*** or bought back.

certificated form A shareholder holds a share or other security in certificated form if it is not able to be held in ***uncertificated form*** or, if it is able to be held in ***uncertificated form*** but that shareholder has requested that a certificate be issued for that share or other security (see also ***uncertificated form***).

company representative If a corporation owns shares, it can appoint a company representative to attend a shareholders meeting to speak and vote for it.

consolidate When shares are consolidated, they are combined with other shares - for example, three £1 shares might be consolidated into one new £3 share.

cumulative dividends If a dividend which is cumulative cannot be paid on a dividend payment date because the **company** does not have enough profits available for distribution, the shareholder has the right to receive the dividend on one or more future dividend payment dates, when the **company** has enough profits available for distribution to pay the dividend.

debenture A typical debenture is a long-term borrowing by a **company**. The loan usually has to be repaid at a fixed date in the future and carries a fixed rate of interest.

declare When a dividend is declared, it becomes due to be paid.

entitled to a share by law In some situations, a person will be entitled to have shares which are registered in somebody else's name registered in his own name or to require the shares to be transferred to another person. When a shareholder dies, or the sole survivor of joint shareholders dies, his ***personal representatives*** have this right. If a shareholder is made bankrupt, his ***trustee*** in bankruptcy has the right.

equity securities For Section 89 of the **CA 1985** this means all the shares of a **company** except:

- shares which only have a limited **right** to share in the **company's** income and ***assets***;
- shares held as a result of share schemes for employees (such as profit sharing schemes);
- shares taken by the founders of the **company** on its incorporation; and
- bonus shares ***issued*** when the **company** ***capitalises reserves***.

Also included are securities which can be converted into the kinds of shares referred to in the first two bullet points above, or which allow their holder to ***subscribe*** for the ***shares***.

executed A document is executed when it is signed or sealed or made valid in some other way.

exercise When a power is exercised, it is used.

Extraordinary Resolution A decision reached by a majority of at least 75 per cent. of votes cast. **Shareholders** must be given at least 14 days' notice of any Extraordinary Resolution.

forfeit and forfeiture When a share is forfeited it is taken away from the shareholder and goes back to the **company**. This process is called "**forfeiture**". This can happen if a ***call*** on a ***partly paid share*** is not paid on time.

fully paid shares When all of the money or other property which is due to the **company** for a share has been paid or received, a share is called a "fully paid share".

good title If a person has good title to a share, he owns it outright.

holding company A **company** which controls another **company** (for example, by owning a majority of its shares) is called the "holding company" of that other **company**. The other **company** is the ***subsidiary*** of the **holding company**.

indemnity and indemnify If a person gives another person an indemnity, he promises to make good any losses or damage which the other might suffer. The person who gives the indemnity is said to "**indemnify**" the other person.

in issue See **issue**.

instruments Formal legal documents.

issue When a share has been issued, everything has been done by a **company** to make the shareholder the owner of the share. In particular, the shareholder's name has been put on the register. **Existing shares** which have been issued are called "***in issue***".

issuer-instruction This is a term used in the **legislation** which refers to a particular type of paperless instruction issued by a **company** whose shares are settled through a relevant system.

liabilities Debts and other obligations.

lien Where the **Company** has a lien over shares, it may be able to take the dividends, and any other payments relating to the shares which it has a lien over, or it may be able to sell the shares, to repay the debt and so on.

members **Shareholders**.

nominal amount or ***nominal value*** The amount of the share shown in a **company's** account. The nominal value of the **Company's Ordinary Shares** is 25 pence. This amount is shown on the share certificate for a share. When a **company** ***issues*** new shares this can be for a price which is at a ***premium*** to the nominal value. When shares are bought and sold on the ***stock*** market this can be for more, or less, than the nominal value. The nominal value is sometimes also called the "par value".

non-cumulative dividends If a dividend which is non-cumulative cannot be paid on a dividend payment date because the **company** does not have enough profits available for distribution, the shareholder does not have the right to receive the dividend on any future dividend payment date.

office copy An exact copy of an official document, supplied by the office which holds, or issued, the original.

officer The term officer includes a director, manager, secretary, any employee who reports directly to a director or any other person who the directors decide should be an officer.

Operator A person approved by the Treasury under the **Regulations** as operator of a ***relevant system***.

Operator-instruction A properly authenticated instruction sent by or on behalf of an ***Operator*** and sent or received by means of a ***relevant system***.

Ordinary Resolution A decision reached by a simple majority of votes - that is by more than 50 per cent. of the votes cast.

partly paid shares If any money remains to be paid on a share, it is said to be partly paid. The unpaid money can be "***called***" for.

personal representatives A person who is entitled to deal with the property (the "estate") of a person who has died. If the person who has died left a valid will, the will appoints "executors" who are personal representatives. If the person died without a will, the Courts will appoint one or more "administrators" (or in Scotland, an "executor dative") to be the personal representatives.

poll On a vote taken on a poll, the number of votes which a shareholder has will depend on the number of shares which he owns. An **ordinary shareholder** has one vote for each share he owns. A poll vote is different to a vote taken on a ***show of hands***, where each person who is entitled to vote has just one vote, however many shares he owns.

power of attorney A formal document which legally appoints one or more persons to act on behalf of another person.

pre-emption rights The right of some shareholders which is given by the **CA 1985** to be offered a proportion of certain classes of newly issued shares and other securities before they are offered to anyone else. This offer must be made on terms which are at least as favourable as the terms offered to anyone else.

premium If a **company *issues*** a new share for more than its ***nominal value***, the amount above the ***nominal value*** is the premium.

proxy A proxy is a person who is appointed by a shareholder to attend and speak at a meeting and vote for that shareholder. A proxy is appointed by using a ***proxy form***. A proxy does not have to be a shareholder.

proxy form A form which a shareholder uses to appoint a ***proxy*** to attend and speak at a meeting and vote for him. The proxy forms are sent out by the **Company** and must be returned to the **Company** or such other person indicated on the proxy form before the meeting to which they relate.

quorum The minimum number of shareholders or directors who must be present before a meeting can start. When this number is reached, the meeting is said to be "quorate".

rank When either capital or income is distributed to shareholders, it is paid out according to the rank of the shares. For example, a share which ranks ahead of (or above) another share in sharing in a **company's** income is entitled to have its dividends paid first, before any dividends are paid on shares which rank below (or after) it. If there is not enough income to pay dividends on all shares, the available income must be used first to pay dividends on shares which rank first, and then to shares which rank below. The same applies for repayments of capital. Capital must be paid first to shares which rank first in sharing in the **company's** capital, and then to shares which rank below. A **company's** preference shares (if it has any) generally rank ahead of its **ordinary shares**.

recognised clearing house A "clearing house" which has been authorised to carry on business by the UK authorities. A clearing house is a central computer system for settling transactions between members of the clearing house.

recognised investment exchange An "investment exchange" which has been officially recognised by the UK authorities. An investment exchange is a place where investments, such as shares, are traded. The **London Stock Exchange** is a **recognised investment exchange**.

redeem, redemption and redeemable When a share is redeemed, it goes back to the **company** in return for a sum of money which was fixed (or calculated from a formula fixed) before the share was ***issued***. This process is called "**redemption**". A share which can be redeemed is called a "**redeemable**" share.

relevant system This is a term used in the **legislation** for a computer system which allows shares without share certificates to be transferred without using transfer forms. The CREST system for paperless share dealing is a "relevant system".

renounces and renunciation Where a share has been ***allotted***, but nobody has been entered on the share register for the share, it can be renounced to another person. This transfers the right to have the share registered to another person. This process is called "**renunciation**".

requisition A formal process which shareholders can use to call a meeting of shareholders. Generally speaking the shareholders who want to call a meeting must hold at least 10 per cent. of the issued shares.

reserves A fund which has been set aside in the accounts of a **company** - profits which are not paid out to shareholders as dividends, or used up in some other way, are held in a reserve by the **company**.

retire by rotation At every Annual General Meeting a proportion of the **Directors** retires in turn. This gives the **shareholders** the chance to confirm or renew their appointments by voting on whether to re-elect them.

revoke To withdraw or cancel.

rights issue A way by which **companies** raise extra share capital. Usually the existing shareholders will be offered the chance to buy a certain number of new shares, depending on how many they already have. For example, shareholders may be offered the chance to buy one new share for every four they already have.

share premium account If a new share is ***issued*** by a **company** for more than its ***nominal value***, the amount above the ***nominal value*** is the ***premium*** and the total of these ***premiums*** is held in a ***reserve*** (which cannot be used to pay dividends) called the share premium account.

show of hands A vote where each person who is entitled to vote has just one vote, however many shares he holds.

sinking fund An account set up with the sole purpose of receiving monies which can only be used to redeem or buy back shares or debentures.

Special Resolution A decision reached by a majority of at least 75 per cent. of votes cast.

special rights These are the **rights** of a particular class of shares as distinct from **rights** which apply to all shares generally. Typical examples of special rights are: where the shares ***rank***; their **rights** to sharing in income and ***assets***; and voting **rights**.

statutory declaration A formal way of declaring something **in writing**. Particular words and formalities must be used - these are laid down by the Statutory Declarations Act of 1835.

stock Shares which have been converted into a single security with a different unit value. For example, a shareholder with one hundred £1 shares might be converted into £100 worth of stock.

subdivide When shares are subdivided they are split into shares which have a smaller ***nominal amount***. For example, a £1 share might be subdivided into two 50p shares.

subject to Means that something else has priority, or prevails, or must be taken into account. When a statement is subject to something this means that the statement must be read in the light of that other thing, which will prevail if there is any conflict.

subscribe for shares To agree to take new shares in a **company** (usually for a cash payment).

subscribers The people who first buy the shares.

subsidiary A **company** which is controlled by another **company** (for example, because the other **company** owns a majority of its shares) is called a **subsidiary** of that **company**.

subsidiary undertaking This is a term used by the **CA 1985** and **CA 2006**. It has a wider meaning than ***subsidiary***. Generally speaking, it is a **company** which is controlled by another **company** because the other **company**:

- has a majority of the votes in the **company**, either alone or acting with others;
- is a shareholder who can appoint or remove a majority of the directors; or
- can ***exercise*** dominant influence over the **company** because of anything in the **company's** memorandum or articles or because of a certain kind of contract.

trustees People who hold property of any kind for the benefit of one or more other people under a kind of arrangement which the law treats as a "trust".

uncertificated form A share or other security is held in uncertificated form if no certificate has been issued for it. A share or other security held in uncertificated form is eligible for settlement in CREST or any other ***relevant system***.

underwriting A person who agrees to buy new shares if they are not bought by other people underwrites the share offer.

wind up The formal process to put an end to a **company**. When a **company** is wound up, its ***assets*** are distributed. The ***assets*** go first to creditors who have supplied property and services and then to shareholders. Shares which ***rank*** above other shares in sharing in the **company's** ***assets*** will receive any funds which are left over before any shares which ***rank*** after (or below) them.

END